Exhibit 99.2

Execution Copy

CREDIT AGREEMENT

dated as of

February 14, 2019

among

HEXO CORP.

as Borrower

and

THE LENDERS FROM TIME TO TIME PARTIES HERETO

as Lenders

and

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent, Co-Lead Arranger and Sole Bookrunner

and

BANK OF MONTREAL

as Syndication Agent and Co-Lead Arranger

and

CANADIAN IMPERIAL BANK OF COMMERCE

as Issuing Bank

HEXO Credit Agreement

- i -

Credit Agreement

HEXO Corp.

(continued)

- ii -	HEXO Credit Agreement

(continued)

- iii -	HEXO Credit Agreement

(continued)

Page

Exhibits:

Exhibit A	-	Form of Additional Commitment Agreement
Exhibit B	-	Form of Borrowing Base Report
Exhibit C	-	Form of Borrowing Request
Exhibit D	-	Form of Compliance Certificate
Exhibit E	-	Form of Assignment and Assumption Agreement
Exhibit F	-	Form of Solvency Certificate

Schedules:

Schedule 1.1(A)	-	Initial Security Documents
Schedule 2.1	-	Lenders and Commitments
Schedule 3.1(3)	-	Governmental Approvals; No Conflicts
Schedule. 3.1(5)	-	Litigation
Schedule 3.1(7)	-	Investments
Schedule 3.1(10)	-	Material Contracts
Schedule 3.1(13)	-	Real Property
Schedule 3.1(15)	-	Pension Plans
Schedule 3.1(16)	-	Casualty Events
Schedule 3.1(17)	-	Subsidiaries
Schedule 3.1(21)	-	Environmental Matters
Schedule 3.1(22)	-	Employee Matters
Schedule 3.1(24)	-	Intellectual Property Rights
Schedule 3.1(25)	-	Joint Ventures
Schedule 5.1(10)	-	Post-Closing Requirements
Schedule 6.1(11)	-	Restrictive Agreements
Schedule 9.1	-	Lender and Issuing Bank Contact Information

- iv -	HEXO Credit Agreement

CREDIT AGREEMENT

THIS CREDIT AGREEMENT dated as of February 14, 2019 is made among HEXO CORP., as Borrower, the Lenders from time to time parties hereto, as Lenders, CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent, Co-Lead Arranger and Sole Bookrunner, BANK OF MONTREAL, as Syndication Agent and Co-Lead Arranger and CANADIAN IMPERIAL BANK OF COMMERCE, as Issuing Bank.

RECITALS

WHEREAS the Lenders have agreed to provide certain credit facilities to the Borrower;

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each party hereto, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions.

In this Agreement:

“8980268” means 8980268 Canada Inc.

“Acceptance Fee” means a fee payable by the Borrower to the Administrative Agent for the account of a Lender in Canadian Dollars with respect to the acceptance of a B/A or the making of a B/A Equivalent Loan, calculated on the face amount of the B/A or the B/A Equivalent Loan at a rate per annum equal to the Applicable Margin from time to time in effect on the basis of the actual number of days in the applicable Contract Period (including the date of acceptance and excluding the date of maturity) and a year of 365 days, (it being agreed that the Applicable Margin in respect of a B/A Equivalent Loan is equivalent to the Applicable Margin otherwise applicable to the B/A Borrowing which has been replaced by the making of such B/A Equivalent Loan pursuant to Section 2.11(8)).

“Accounts” means, in respect of each Credit Party, all of such Credit Party’s now existing and future: (a) accounts (as defined in the PPSA), all “claims” for the purposes of the Civil Code of Quebec and any and all other receivables (whether or not specifically listed on schedules furnished to the Administrative Agent), including all accounts created by, or arising from, all of such Credit Party’s sales, leases, loans, rentals of goods or renditions of services to its customers, including those accounts arising under any of such Credit Party’s trade names or styles, or through any of such Credit Party’s divisions; (b) any and all instruments, documents, bills of exchange, notes or any other writing that evidences a monetary obligation and chattel paper (including electronic chattel paper) (all as defined in the PPSA); (c) unpaid seller’s or lessor’s rights (including rescission, replevin, reclamation, repossession and stoppage in transit) relating to the foregoing or arising therefrom; (d) rights to any goods represented by any of the foregoing, including rights to returned, reclaimed or repossessed goods; (e) reserves and credit balances arising in connection with or pursuant hereto; (f) guarantees, indemnification rights, supporting obligations, payment intangibles, tax refunds and letter of credit rights; (g) insurance policies or rights relating to any of the foregoing; (h) intangibles pertaining to any and all of the foregoing (including all rights to payment, including those arising in connection with bank and non-bank credit cards), and including books and records and any electronic media and software relating

HEXO Credit Agreement

thereto; (i) notes, deposits or property of borrowers or other account debtors securing the obligations of any such borrowers or other account debtors to such Credit Party; (j) cash and non cash proceeds (as defined in the PPSA) of any and all of the foregoing; and (k) all monies and claims for monies now or hereafter due and payable in connection with any and all of the foregoing or otherwise.

“Acquisition” means any transaction, or any series of related transactions, consummated after the Closing Date, by which any Credit Party directly or indirectly, by means of a takeover bid, tender offer, amalgamation, merger or other business combination, plan of arrangement, purchase of assets, joint venture or otherwise:

(a)	acquires any business (including any division of a business) or all or substantially all of the assets of any Person engaged in any business;

(b)

acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body;

(c)	acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body; or

(d)	otherwise acquires Control of a Person engaged in a business.

“Acquisition Cost” means, with respect to any Acquisition, the aggregate amount of consideration (including Earn-Out Obligations as determined in good faith at the time of such Acquisition based upon reasonably developed projections) paid or payable in exchange for the subject-matter of such Acquisition; provided that (i) the amount of any non-cash consideration shall be equal to its Fair Market Value as at the time of such Acquisition, and (ii) the amount of any Investment made by a Credit Party since the Closing Date in the applicable Target shall be included in its Acquisition Cost.

“Additional Commitment” has the meaning set out in Section 2.1(3)(a).

“Additional Commitment Agreement” means an agreement in the form of Exhibit A, appropriately completed.

“Administrative Agent” means Canadian Imperial Bank of Commerce, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8.10.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with, such Person.

“Agreement” means this credit agreement and all the Exhibits and the Schedules attached hereto.

- 2 -	HEXO Credit Agreement

“Amortization Payments” means, collectively, the mandatory repayments of the Term Loans required to be made pursuant to Section 2.7(2).

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” applicable Laws, whether within Canada or elsewhere, including any regulations, guidelines or orders thereunder.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Credit Parties and their Affiliates from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Acts (Canada).

“Applicable Lender” means, with respect to any Borrowing of (a) Revolving Loans, each Revolving Credit Lender, and (b) Term Loans, each Term Credit Lender.

“Applicable Margin” means the applicable rate per annum, expressed as a percentage, set out in the relevant column and row of the table below, based on the Total Leverage Ratio as at the most recent Quarterly Date with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1(1).

Level	Total Leverage Ratio	B/A Borrowing or Financial Letter of Credit	Canadian Prime Loan	Non-Financial Letter of Credit	Standby Fee
I	< 1.00:1.00	225 bps	100 bps	150 bps	45 bps
II	≥ 1.00:1.00 and < 1.50:1.00	250 bps	125 bps	167 bps	50 bps
III	≥ 1.50:1.00 and < 2.00:1.00	275 bps	150 bps	183 bps	55 bps
IV	≥ 2.00:1.00 and < 2.50:1.00	300 bps	175 bps	200 bps	60 bps
V	≥ 2.50:1.00	325 bps	200 bps	217 bps	65 bps

As of the Closing Date, the initial Applicable Margin shall be based upon Level V. Thereafter, the Applicable Margin shall change (to the extent necessary, if any) on each date on which the financial statements and Compliance Certificate of the Borrower are delivered to the Administrative Agent pursuant to Section 5.1(1) to reflect any change in the Total Leverage Ratio effective as of the date of such financial statements, based upon the financial statements for the immediately preceding Rolling Period, or if such day is not a Business Day, then the first Business Day thereafter; provided that, with respect to any Bankers’ Acceptance outstanding on the effective date of any such change in Applicable Margin, any change in the Applicable Margin with respect thereto shall become applicable thereto only upon the next rollover or conversion of such Bankers’ Acceptance after such change; further provided that, if on such date the Borrower has a negative EBITDA the Applicable Margin shall be based upon Level V. Notwithstanding

- 3 -	HEXO Credit Agreement

the foregoing, if at any time the Borrower fails to deliver financial statements and the certificate of the Borrower as required by Section 5.1(1) on or before the date required pursuant to Section 5.1(1) (without regard to grace periods), the Applicable Margin shall be the highest margins provided for in the above grid from the date such financial statements are due pursuant to Section 5.1(1) (without regard to grace periods) through the date the Administrative Agent receives all financial statements and certificates that are then due pursuant to Section 5.1(1).

“Applicable Percentage” means, in respect of any Lender at any time, with respect to a Credit or all Credits, the percentage of such Credit or of all Credits, as the case may be, which such Lender has agreed to make available to the Borrower at such time, determined by dividing such Lender’s Commitment in respect of such Credit or of all Credits, as the case may be, by the aggregate of all of the Lenders’ Commitments with respect to such Credit or all Credits, as the case may be; provided that, in the case of Section 2.22 when a Defaulting Lender shall exist, “Applicable Percentage” shall mean the percentage of the total Commitments (disregarding any Defaulting Lender’s Commitment) represented by such Lender’s Commitment.; provided that, for the purposes of determining a Lender’s share of a Borrowing under the Revolving Credit pursuant to Section 2.2(1), the Applicable Percentage of each Lender shall be calculated net of the Swingline Commitment. If any Commitments have terminated or expired, the Applicable Percentages in respect of the terminated or expired Commitments shall be determined based upon the relevant Commitments most recently in effect (prior to their termination or expiry), giving effect to any assignments and to any Lender’s status as a Defaulting Lender at the time of determination.

“Approved Currency” means, in respect of any Approved Cannabis Jurisdiction, the legal tender of such Approved Cannabis Jurisdiction.

“Approved Electronic Platform” has the meaning assigned to it in Section 9.1(6)(a).

“Approved Fund” means (a) a CLO, and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans or similar extensions of credit and is advised or managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Approved Cannabis Jurisdiction” means a Cannabis Jurisdiction designated in writing as such by the Required Lenders in their sole discretion and upon the written request of the Borrower. It is understood that as a condition of such designation the Required Lenders may require, inter alia, a legal opinion of local counsel in the jurisdiction in question, such opinion to be in form and substance satisfactory to the Administrative Agent and confirm which Cannabis Activities are permitted in such jurisdiction. The Required Lenders in their sole discretion from time to time may revoke the designation of any jurisdiction as an Approved Cannabis Jurisdiction by written notice to the Borrower if at the time of such revocation such jurisdiction has ceased to be a Cannabis Jurisdiction. Canada and Greece are Approved Cannabis Jurisdictions as at the Closing Date. Notwithstanding the foregoing, the United States shall not be designated an Approved Cannabis Jurisdiction except with the written consent of all Lenders in their sole discretion.

“Asset Coverage Percentage” means an amount equal to:

(a)	the aggregate gross assets of the Credit Parties, determined on an unconsolidated basis and excluding all intra-Group Party items and Investments in any Group Party; divided by

(b)	gross assets of the Borrower, determined on a Consolidated basis; multiplied by

- 4 -	HEXO Credit Agreement

(c)	100 and expressed as a percentage.

“Asset Disposition” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of, or the expropriation, condemnation, destruction or other loss of, all or any portion of the business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions, other than (a) inventory sold in the ordinary course of business, (b) sales of worn-out, scrap or obsolete material or equipment, (c) leases of real property or personal property (under which such Person is lessor) entered into in the ordinary course of business, (d) licenses granted to third parties in the ordinary course of business, (e) transactions among Credit Parties, (f) transactions among Non-Credit Party Subsidiaries, (g) transactions that constitute Permitted Investments or any redemption or repayment thereof, or (h) transactions that constitute Restricted Payments permitted hereunder.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in the form of Exhibit E or any other form (including electronic records generated by the use of an Approved Electronic Platform) approved by the Administrative Agent.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of Law.

“B/A Borrowing” means a Borrowing comprised of one or more Bankers’ Acceptances or, as applicable, B/A Equivalent Loans. For greater certainty, unless the context requires otherwise, all provisions of this Agreement which are applicable to Bankers’ Acceptances are also applicable, mutatis mutandis, to B/A Equivalent Loans.

“B/A Equivalent Loan” has the meaning set out in Section 2.11(8).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankers’ Acceptance” and “B/A” mean an instrument denominated in Canadian Dollars, drawn by the Borrower and accepted by a Lender in accordance with this Agreement, and includes a “depository note” within the meaning of the Depository Bills and Notes Act (Canada) and a bill of exchange within the meaning of the Bills of Exchange Act (Canada).

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“Borrower” means HEXO Corp., an Ontario corporation.

- 5 -	HEXO Credit Agreement

“Borrower Guarantee” means the multi-party guarantee dated as of the date hereof from the Guarantors and Limited Recourse Guarantors in favour of the Administrative Agent with respect to the debts, liabilities and obligations of the Borrower under the Loan Documents.

“Borrowing” means any availment of any of the Credits, and includes any Loan, the issuance of a Letter of Credit (or any amendment thereto or renewal or extension thereof) and a rollover or conversion of any outstanding Loan.

“Borrowing Base” means, at any time, an amount (which shall not be less than zero) equal to the sum of:

(a)	85% of the aggregate amount of all Government Eligible Accounts; plus

(b)	75% of the aggregate amount of all Canadian Eligible Accounts; plus

(c)	65% of the aggregate amount of all Foreign Eligible Accounts; minus

(d)	the aggregate amount of all Priority Payables of the Credit Parties,

in each case at such time.

“Borrowing Base Report” means the report of the Borrower concerning the amount of the Borrowing Base, to be delivered pursuant to Section 5.1(1), substantially in the form set out in Exhibit B.

“Borrowing Request” has the meaning set out in Section 2.3(1).

“Business Day” means any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Toronto, Ontario.

“Canadian $ Amount” means, on any day, in relation to any Loans or Letters of Credit, the sum of (a) the amount of all such Loans and Letters of Credit that are denominated in Canadian Dollars, and (b) the Equivalent Amount in Canadian dollars of all Letters of Credit that are expressed in other Approved Currencies.

“Canadian Dollars” and “Cdn.$” refer to lawful money of Canada.

“Canadian Eligible Account” means an Eligible Account owing by an obligor (other than a Canadian Governmental Authority) organized and existing under the federal laws of Canada or any province or territory thereof.

“Canadian Prime Borrowing” means a Borrowing comprised of one or more Canadian Prime Loans.

“Canadian Prime Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon the Canadian Prime Rate.

“Canadian Prime Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar-denominated commercial loans in Canada, and (b) the annual rate of interest equal to the sum of (i) the one-month CDOR Rate in effect on such day, plus (ii) 1.00%; provided

- 6 -	HEXO Credit Agreement

that if the Canadian Prime Rate is at any time less than zero, the Canadian Prime Rate shall be deemed to be zero for the purposes of this Agreement.

“Cannabis” means:

(a)

any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, Marijuana and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower, or trichome;

(b)

any material obtained, extracted, isolated, or purified from the plant or seed or the parts contemplated by clause (a) of this definition, including any oil, cannabinoid, terpene, genetic material or any combination thereof;

(c)	any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro-organism engineered for such purpose;

(d)

any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition; and

(e)	any other meaning ascribed to the term “cannabis” under applicable Law, including the Cannabis Act, the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (United States).

“Cannabis Act” means the Cannabis Act, SC 2018, c. 16, as amended or replaced from time to time.

“Cannabis Activities” means any activities (including advertising or promotional activities) relating to or in connection with the possession, exportation, importation, cultivation, production, processing, purchase, distribution or sale of Cannabis or Cannabis products, whether such activities are for medical, scientific, recreational or any other purpose. Notwithstanding the foregoing, the acquisition of services, assets, undertaking or property to facilitate such activities which are acquired or used in accordance with applicable Laws shall not constitute “Cannabis Activities”.

“Cannabis Authorizations” means, at any time, all Authorizations necessary or advisable for the conduct of Cannabis Activities by any Group Party. For the avoidance of doubt, each of the Health Canada Licences shall constitute a Cannabis Authorization.

“Cannabis Jurisdiction” means a country in which applicable Laws (at both the federal and, if applicable, provincial or state level) permit any Cannabis Activities.

“Cannabis Laws” means Laws with respect to Cannabis Activities (other than Laws of general application), including without limitation the Cannabis Act, the Cannabis Regulations and the Controlled Drugs and Substances Act (Canada).

“Cannabis Regulations” means the regulations made from time to time under the Cannabis Act, the Controlled Drugs and Substances Act (Canada) and any other statute with respect to Cannabis Activities.

- 7 -	HEXO Credit Agreement

“Capex Amount” means, at any time, the aggregate net book value of all Capital Expenditures made by any Credit Party in relation to the Gatineau, Quebec facility since October 31, 2018, determined on a Consolidated basis

“Capital Adequacy Guideline” means the capital adequacy requirements from time to time specified by the Office of the Superintendent of Financial Institutions (or any successor Canadian Governmental Authority performing the functions and exercising the powers performed and exercised by the Office of the Superintendent of Financial Institutions) and published by it as one or more guidelines for Canadian banks.

“Capital Expenditures” means, with respect to any Person for any period, all expenditures (whether paid in cash or accrued as a liability, including the portion of Capital Lease Obligations originally incurred during such period that are capitalized) of such Person during such period that, in conformity with GAAP, are included in “capital expenditures”, “additions to property, plant or equipment” or comparable items.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Balance” means, at any time, (a) the aggregate amount of cash and Cash Equivalents held by the Credit Parties with the Administrative Agent at such time (including amounts on deposit in the DSRA Account) and not subject to a voluntary Permitted Lien (other than in favour of the Administrative Agent), determined on a Consolidated basis plus (b) when calculated for the purposes of determining the amount of Liquidity in relation to determining whether an Acquisition is a Permitted Acquisition, the amount of cash and Cash Equivalents held by any Person whose Equity Securities are being acquired as part of such Acquisition, determined on a Consolidated basis.

“Cash Equivalents” means any of the following:

(a)

direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one year from the date of acquisition thereof;

(b)

investments in certificates of deposit, bankers’ acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province which has a combined capital surplus and undivided profits of not less than Cdn.$1,000,000,000 and a senior unsecured rating of “A-” or better by S&P and “A3” or better by Moody’s;

(c)

marketable and freely tradeable securities evidencing direct obligations of corporations, hospitals, municipal boards or school boards having, at the date of acquisition, a rating from DBRS of “A”, from Moody’s of “A 2” or from S&P of “A”, in each case maturing within 180 days from the date of acquisition thereof; or

- 8 -	HEXO Credit Agreement

(d)	deposits in bank accounts made in the ordinary course of business and otherwise permitted hereunder.

“Cash Management Services” means any one or more of the following types of services or facilities provided to any Credit Party by a Lender or any Lender Affiliate (a) ACH transactions, (b) cash management services, including controlled disbursement services, treasury, depository, overdraft, and electronic funds transfer services, (c) foreign exchange facilities, (d) credit card processing services, (e) credit or debit cards, and (f) purchase cards (but only to the extent that, prior to the occurrence and continuance of any Default or Event of Default, the Borrower and the Credit Party issuing such purchase cards notify the Administrative Agent in writing that such purchase cards are to be deemed Cash Management Services hereunder).

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“CDOR Rate” means, on any day and for any period, an annual rate of interest equal to the average rate applicable to Canadian Dollar bankers’ acceptances for the applicable period appearing on the Reuters Screen CDOR Page at approximately 10:00 a.m., on such day, or if such day is not a Business Day, then on the immediately preceding Business Day; provided that:

(a)

if such rate does not appear on the Reuters Screen CDOR Page on such day as contemplated, then the CDOR Rate on such day shall be calculated as the rate for such period applicable to Canadian Dollar bankers’ acceptances quoted by the Administrative Agent as of 10:00 a.m., on such day or, if such day is not a Business Day, then on the immediately preceding Business Day; and

(b)	if such rate is less than zero then the CDOR Rate shall be deemed to be zero.

“Change of Control” means:

(a)

the ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons acting jointly or otherwise in concert, of Equity Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Securities of the Borrower;

(b)

the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither (i) nominated by the board of directors of the Borrower nor (ii) appointed by directors so nominated; or

(c)	the direct or indirect Control of the Borrower by any Person or group of Persons acting jointly or otherwise in concert.

“Change in Law” means (i) the adoption or taking effect of any new Law after the date of this Agreement, (ii) any change in any existing Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority after the date of this Agreement, or (iii) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority made or issued after the date of this Agreement.

“CLO” means any Person (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of

- 9 -	HEXO Credit Agreement

credit in the ordinary course of its business and is administered or managed by a Lender or a Lender Affiliate.

“Closing Date” means February 14, 2019, being the date on which this Agreement is executed and delivered by the parties hereto.

“Co-Lead Arrangers” means Canadian Imperial Bank of Commerce and Bank of Montreal.

“Collateral” means the property described in and subject to the Liens, privileges, priorities and security interests purported to be created by any Security Document.

“Commitment” means, with respect to each Lender, the commitment(s) of such Lender to make Revolving Loans or Term Loans hereunder as, in the case of the Revolving Credit Commitments, such commitment may be reduced from time to time pursuant to Sections 2.6 or 2.9, and as such commitment(s) may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The initial amount(s) of each Lender’s Commitment(s) are set out in Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment(s), as applicable. The initial aggregate amount of (a) the Revolving Credit Commitments is Cdn.$15,000,000, and (b) the Term Credit Commitments is Cdn.$50,000,000.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Communications” has the meaning specified in Section 9.1(6)(b).

“Compliance Certificate” means a certificate and agreement in the form attached hereto as Exhibit D, signed by the Credit Parties and a Responsible Officer of the Borrower. For the avoidance of doubt, it is the intention of the parties that each Compliance Certificate shall constitute an agreement in favour of the Administrative Agent pursuant to which new Liens are granted by the Credit Parties in Crops.

“Consolidated” means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Borrower on a consolidated basis in accordance with GAAP consistently applied.

“Contract Period” means the term of a B/A Borrowing selected by the Borrower in accordance with Section 2.3(1)(ii) commencing on the date of such B/A Borrowing and expiring on a Business Day which shall be either one month, two months, three months or, if available, as determined by the Administrative Agent in good faith, six months thereafter (or such other terms as may be requested by the Borrower and approved unanimously by the Lenders); provided that (a) subject to clause (b) of this definition, each such period shall be subject to such extensions or reductions as may be determined by the Administrative Agent to ensure that each Contract Period will expire on a Business Day, and (b) no Contract Period shall extend beyond the Maturity Date.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

- 10 -	HEXO Credit Agreement

“CRA Bond” means the suretybond for cannabis in an amount equal to Cdn.$2,000,000, dated on or about July 4, 2018, issued by HEXO Operations (as principal) and The Guarantee Company of North America (as surety) in favour of Her Majesty in right of Canada as represented by the Minister of National Revenue of Canada (as amended, amended and restated, replaced, supplemented or otherwise modified).

“Credit Parties” means, collectively, the Borrower and the Guarantors, and “Credit Party” means any one of them.

“Credits” means, collectively, the Revolving Credit and the Term Credit, and “Credit” means any one of the Credits.

“Crops” means “crops” as defined in the PPSA.

“Currency Excess Amount” has the meaning set out in Section 2.9(2).

“DBRS” means DBRS Limited, or its successor.

“Default” means any event or condition that constitutes an Event of Default or that, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Loans or perform its obligations under Section 2.1 within three Business Days of the date it is required to do so, unless the failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it under this Agreement within three Business Days of when due, unless the payment is the subject of a good faith dispute or unless the failure has been cured, (c) is an Insolvent Defaulting Lender, or (d) becomes the subject of a Bail-In Action.

“Defined Benefit Plan” means a pension plan registered under the Income Tax Act, the Pension Benefits Act (Ontario) or any other applicable pension standards legislation which contains a “defined benefit provision”, as such term is defined in subsection 147.1(1) of the Income Tax Act.

“Depreciation Expense” means, with respect to any period, the collective depreciation, depletion, impairment and amortization expense of the Borrower for such period, determined on a Consolidated basis.

“Discount Proceeds” means, for any B/A, an amount equal to the result of the following mathematical formula, rounded to the nearest whole cent:

where,

“A” is the Discount Rate;

- 11 -	HEXO Credit Agreement

“B” is the number of days comprised in the Contract Period selected by a Borrower with respect to the relevant B/As such Lender is requested to issue; and

“C” is 365.

“Discount Rate” means, with respect to either a B/A for a particular Contract Period being purchased by a Lender on any day or a B/A Equivalent Loan being made by a Lender on any day, (a) for any Lender which is a Schedule I bank under the Bank Act (Canada), the CDOR Rate on such day for such Contract Period, and (b) for any other Lender, the lesser of:

(i)	the CDOR Rate on such day for such Contract Period, plus 0.10%; and

(ii)

the percentage discount rate quoted by such Lender as the percentage discount rate at which such Lender would, in accordance with its normal practices, at or about 10:00 a.m. on such date, be prepared to purchase Bankers’ Acceptances or make B/A Equivalent Loans having a face amount and term comparable to the face amount and term of such B/A or B/A Equivalent Loan.

“DSRA Amount” means, at any time, an amount equal to the sum of all scheduled interest and principal that would be payable hereunder with respect to the Term Loans outstanding at such time over the next twelve months assuming the Applicable Margin in effect for B/A’s at such time.

“DSRA Account” means bank account number [Redacted: Confidential Information] maintained by the Administrative Agent in the name of the Borrower.

“Earn-Out Obligations” means any contingent amounts payable by a purchaser following completion of an Acquisition as purchase price consideration, whether based on future performance, future profitability, or otherwise. For the avoidance of doubt, reimbursement or indemnity obligations and normal course closing or post-closing adjustments shall not constitute Earn Out Obligations.

“EBITDA” means, for any period, an amount equal to Net Income for such period minus, to the extent included in such Net Income (but without duplication):

(a)

any non-cash income and gains (including unrealized mark-to-market gains under Hedge Arrangements, fair value credit adjustments on biological assets, and non-cash income and gains from minority interests), except to the extent that such income or gains will inevitably result in future cash receipts;

(b)	any cash expenses and losses to the extent previously deducted in a prior period as a non-cash expense or loss under clause (g) below; and

(c)	any extraordinary or non-recurring income and gains;

plus,	to the extent deducted from such Net Income (but without duplication):

(d)	Interest Expense;

(e)	Income Tax Expense;

- 12 -	HEXO Credit Agreement

(f)	Depreciation Expense;

(g)

any non-cash expenses and losses (including unrealized mark-to-market losses under Hedge Arrangements, fair value adjustments on sale of inventory, fair value debit adjustments on biological assets, stock based compensation and non-cash expenses and losses from minority interests);

(h)	any extraordinary or non-recurring charges, expenses or losses;

(i)	non-recurring cash expenses relating to the Transaction of not more than Cdn.$500,000;

all determined on a Consolidated basis; provided that:

(i)

in respect of (i) each Person which has become a Subsidiary in such period, or (ii) an Acquisition of assets in such period, EBITDA shall be determined as if (A) such Person had been a Subsidiary during the entire such period, or (B) such EBITDA producing assets had been possessed by such Person during the entire such period, as applicable; and

(j)

in respect of (i) each Person which has ceased to be a Subsidiary in such period, or (ii) a disposition or sale of assets during such period, EBITDA shall be determined as if (A) such Person had not been a Subsidiary during the entire such period, or (B) such EBITDA producing assets had not been possessed by such Person during the entire such period, as applicable.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Electronic Signature” means an electronic sound, symbol or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Eligible Account” means, at any time, the invoice amount, net of all GST, PST and other Tax, (which, in the case of an Approved Currency other than Canadian Dollars, shall be the Equivalent Amount in Canadian Dollars at such time of the amount denominated in such Approved Currency) owing on each account of the Credit Parties (net of any credit balance, returns, trade discounts, unapplied cash, unbilled amounts or retention or finance charges); provided that, in any event, no account shall be deemed an Eligible Account unless each of the following statements is accurate and complete (and by including such account in any computation of the applicable

- 13 -	HEXO Credit Agreement

Borrowing Base, the Borrower shall be deemed to represent and warrant to the Administrative Agent and the Lenders the accuracy and completeness of such statements):

(a)	the account arises from a bona fide, fully completed transaction consisting of the sale of goods or the provision of services by the Credit Party to an account debtor;

(b)	the account is subject to a first-priority perfected Lien held by the Administrative Agent pursuant to the Security Documents and is not subject to any other Lien except Permitted Liens;

(c)

if the account debtor is a Governmental Authority, all requirements of applicable legislation have been satisfied in order that the assignment of such Eligible Account in favour of the Administrative Agent shall be valid and enforceable (it being understood that, as at the Closing Date, there are no such requirements with regards to amounts coming from the governments of the Provinces of Ontario, Quebec and British Columbia);

(d)	the account debtor is located in an Approved Cannabis Jurisdiction;

(e)	the account debtor is not a Credit Party or an Affiliate thereto;

(f)	the account is not in dispute or subject to any defence, counterclaim or claim by the account debtor for credit, set-off, allowance or adjustment;

(g)

the Credit Party does not have an obligation to hold any portion of the account in trust or as agent for any other Person (except pursuant to a statutory Lien securing obligations which are not overdue);

(h)	an invoice relating to the account has been issued by the Credit Party and sent to the account debtor;

(i)	the account is not outstanding for more than ninety-one (91) days from the date of the invoice relating thereto (regardless of the due date specified in such invoice for payment); and

(j)

the account debtor is not insolvent or subject to any proceeding under any legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, including, without limitation, the BIA, the CCAA and WURA.

“Environmental Laws” means all Laws relating in any way to the preservation or protection of the environment, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Credit Party directly or indirectly resulting from or based upon (a) the violation of any Environmental Laws, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment, or (e) any

- 14 -	HEXO Credit Agreement

contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust but excluding any debt securities convertible into any of the foregoing.

“Equivalent Amount” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the immediately preceding Business Day, and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Administrative Agent in Toronto, Ontario in accordance with its normal practice.

“ETA” means Part IX of the Excise Tax Act (Canada).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Events of Default” has the meaning set out in Section 7.1.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of a guarantee of such Guarantor of, or the grant by such Guarantor of a Lien to secure, such Swap Obligation (or any guarantee thereof) is or has become illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof), including by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time such guarantee or Lien becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or Lien is or becomes illegal.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder or under any other Loan Document,

(a)

any Taxes imposed on or measured by its net income, capital gains, or capital, and franchise Taxes imposed on it by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Office is located, or that are Other Connection Taxes,

(b)	any branch Tax, branch profits Tax or any similar Tax imposed by any jurisdiction,

(c)	any Taxes imposed as a result of a Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 2.15(6),

(d)	any Taxes imposed under FATCA, or

- 15 -	HEXO Credit Agreement

(e)

any Taxes required to be deducted or withheld under the Income Tax Act from any payment under the Loan Documents as a result of: (1) the recipient (or beneficial holder of the Loan) not dealing at arm’s length (within the meaning of the Income Tax Act) with the Borrower, or (2) the recipient being a “specified non-resident shareholder” of the Borrower or not dealing at arm’s length with a “specified shareholder” of the Borrower (in each case within the meaning of the Income Tax Act) (other than where the non-arm’s length relationship arises, or where the recipient is a “specified non-resident shareholder”, or does not deal at arm’s length with a “specified shareholder”, as a result of such Person having become a party to, received or perfected a security interest under, or received or enforced any rights under, any Loan Document).

“Extension Date” has the meaning set out in Section 2.6(3).

“Extension Request” has the meaning set out in Section 2.6(3).

“F&F Disposition” means any sale, assignment, transfer or other disposition of all or any interest held by any Credit Party in Fire & Flower Inc. (or any successor thereto).

“Fair Market Value” means (a) with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set out in such appraisal, and (b) with respect to any marketable security at any date, the closing sale price of such marketable security on the Business Day next preceding such date, as quoted on any recognized securities exchange or, if there is no such closing sale price of such marketable security, the final price for the purchase of such marketable security at face value quoted on such Business Day by a financial institution of recognized standing selected by the Administrative Agent which regularly deals in securities of such type.

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code of 1986 of the United States of America, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Fee Letter” means the letter dated as of January 21, 2019 among Canadian Imperial Bank of Commerce, as Co-Lead Arranger and Administrative Agent, and the Borrower relating to the payment of certain arrangement, syndication and other fees.

“Financial Letter of Credit” means a Letter of Credit that serves as a payment guarantee of a Person’s financial obligations and is treated as a direct credit substitute for the purposes of the Capital Adequacy Guideline. For the avoidance of doubt, any Letter of Credit which serves as a guarantee of a Person’s performance obligations (other than financial obligations) and is treated as a transaction-related contingency for purposes of the Capital Adequacy Guideline shall not be a Financial Letter of Credit.

“Fiscal Quarter” means any fiscal quarter of the Borrower.

“Fiscal Year” means any fiscal year of the Borrower.

- 16 -	HEXO Credit Agreement

“Fixed Charge Coverage Ratio” means, with respect to any Rolling Period, the ratio of (a) EBITDA during such Rolling Period, determined on a Consolidated basis, to (b) Fixed Charges for such Rolling Period.

“Fixed Charges” means, with respect to any period, the sum (without duplication) of:

(a)

the aggregate amount of all scheduled payments on Indebtedness made (or required to be made) on account of principal (or, in the case of Capital Lease Obligations, all scheduled payments) by the Borrower (other than to another Credit Party) determined on a Consolidated basis;

(b)	the Interest Expense;

(c)	the Income Tax Expense; and

(d)	the aggregate amount of Maintenance Capital Expenditures made by the Borrower determined on a Consolidated basis,

in each case for such period.

“Foreign Eligible Account” means any Eligible Account other than a Canadian Eligible Account or a Government Eligible Account; provided that, if at any time the aggregate amount of all Eligible Accounts owed to the Credit Parties by a particular obligor or its Affiliates exceeds $1,000,000, then the amount of such accounts in excess of $1,000,000 shall be excluded in determining the aggregate amount of all Foreign Eligible Accounts at such time.

“GAAP” means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person, including International Financial Reporting Standards.

“Government Eligible Account” means an Eligible Account owing by a Canadian federal or provincial Governmental Authority where any statutory limitation or restriction on the assignment of such Eligible Account has been complied with.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including (i) any supra-national bodies (such as the European Union or the European Central Bank), (ii) Health Canada, a Minister of the Crown, the Superintendent of Financial Institutions or other comparable authority or agency, and (iii) the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

“Group Parties” means, collectively, the Credit Parties and all other Subsidiaries, and “Group Party” means any one of them.

“GSA” means the multi-party general security agreement dated as of the date hereof between each Credit Party from time to time party thereto and the Administrative Agent for the benefit of the Secured Parties constituting a first-priority Lien (subject to Permitted Liens) over all present and future property (both real and personal) of each grantor.

- 17 -	HEXO Credit Agreement

“GST” means all amounts payable under the ETA or any similar legislation in any other jurisdiction of Canada, including QST and HST.

“Guarantee” of or by any Person (in this definition, the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “primary credit party”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect:

(a)

to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise);

(b)	to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof;

(c)

to maintain working capital, equity capital solvency, or any other balance sheet, income statement or other financial statement condition or liquidity of the primary credit party so as to enable the primary credit party to pay such Indebtedness or other obligation;

(d)	as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation;

(e)	to make take-or-pay or similar payments, if required, regardless of non-performance by any other party or parties to an agreement; or

(f)

to purchase, sell or lease (as lessor or lessee) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss.

The term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee in respect of Indebtedness shall be deemed to be an amount equal to the stated or determinable amount of the related Indebtedness (unless the Guarantee is limited by its terms to a lesser amount, in which case to the extent of such amount) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof.

“Guarantor” means any Person that has entered into, or acceded to, the Borrower Guarantee. As of the Closing Date, the Guarantors are HEXO Operations and 8980268.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or other material which (a) is or becomes listed or regulated under any Environmental Laws, or (b) is, or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Laws, including asbestos, cyanide, petroleum and polychlorinated biphenyls, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas and all other substances or wastes of any nature regulated pursuant to any Environmental Laws.

- 18 -	HEXO Credit Agreement

“Health Canada Licence” means, any licence issued by Health Canada to any of the Credit Parties in respect of its Cannabis Activities, including without limitation, licence no. LIC-GD842FEY65-2018-1.

“Hedge Arrangement” means any derivative transaction entered into in connection with protection against, or benefit from, fluctuation in any rate or price. For the avoidance of doubt, the entry into a Master ISDA Agreement and the schedules thereto shall not in and of themselves constitute a Hedge Arrangement, but each trade documented pursuant to a confirmation entered into thereunder shall.

“Hedge Exposure” of a Person means all obligations of such Person arising under or in connection with Hedge Arrangements; provided that:

(a)

when calculating the value of a Hedge Arrangement only the mark-to-market value (or, if any actual amount is due as a result of the termination or close-out of such Hedge Arrangement, that amount) shall be taken into account; and

(b)

the Hedge Exposure with respect to any counterparty shall be calculated on an aggregate net basis after taking into account all amounts owing by such counterparty to such Person under Hedge Arrangements.

“HEXO Operations” means HEXO Operations Inc., a Canadian federal corporation.

“Hostile Acquisition” means a proposed Acquisition by any Credit Party in circumstances in which the Target shall not have evidenced its agreement or agreement in principle to such Acquisition by means of (a) a definitive agreement of purchase and sale, (b) a letter of intent in respect thereof, or (c) any other document, instrument, opinion or other writing satisfactory to the Lenders.

“HST” means all amounts payable as harmonized sales tax in the Provinces of Ontario, Nova Scotia, Newfoundland, New Brunswick and Prince Edward Island under the ETA.

“Hydro Quebec LC” means the letter of credit, dated on or about June 28, 2018, issued by Federation des caisses Desjardins du Quebec in favour of Hydro Quebec (as amended, amended and restated, replaced, supplemented or otherwise modified).

“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Income Tax Expense” means, with respect to any period, the aggregate of all taxes on income of the Borrower for such period, whether current or deferred and net of any incentive or similar tax credits, determined on a Consolidated basis.

“Indebtedness” of any Person means, without duplication:

(a)	all obligations of such Person for borrowed money or with respect to deposits or advances of any kind;

(b)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments;

- 19 -	HEXO Credit Agreement

(c)	all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person;

(d)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(e)

all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed;

(f)	all Guarantees by such Person of Indebtedness of others;

(g)	all Capital Lease Obligations of such Person;

(h)	all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee that would constitute a Letter of Credit if issued hereunder;

(i)	all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances;

(j)	all Hedge Exposure to the extent due and payable; and

(k)

all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends.

The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a partner, general partner or limited partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity. For the purposes of the financial covenants in Section 5.1(14) (including the defined terms used in Section 5.1(14)), the amount outstanding at any time of any Indebtedness issued with original issue discount is the accreted amount of such Indebtedness.

“Indemnified Taxes” means all Taxes other than Excluded Taxes.

“Indemnitee” has the meaning specified in Section 9.3(2).

“Industrial Hemp” has the meaning ascribed to such term and the term “hemp” under applicable Law, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act and under the Agricultural Marketing Act of 1946 (United States).

“Initial Security Documents” means the materials described in Schedule 1.1(A).

“Insolvent Defaulting Lender” means any Defaulting Lender that (a) has been adjudicated as, or determined by an Governmental Authority having regulatory authority over such Person or its assets to be, insolvent, (b) becomes the subject of an insolvency, bankruptcy, dissolution, liquidation or reorganization proceeding, or (c) becomes the subject of an appointment of a receiver, receiver and manager, monitor, trustee or liquidator under the Bank Act (Canada) or any

- 20 -	HEXO Credit Agreement

applicable bankruptcy, insolvency or similar law now existing or hereafter enacted; provided that a Lender shall not be an Insolvent Defaulting Lender solely by virtue of the ownership or acquisition by a Governmental Authority or instrumentality thereof of any Equity Securities in such Lender or a parent company thereof.

“Interest Expense” means, with respect to any period, the interest expense of the Borrower for such period, determined on a Consolidated basis.

“Interest Payment Date” means, in the case of any Canadian Prime Loan, the last Business Day of each month.

“Investment” means, as applied to any Person (the “investor”), any direct or indirect:

(a)	purchase or other acquisition by the investor of Equity Securities of any other Person or any beneficial interest therein;

(b)	purchase or other acquisition by the investor of bonds, notes, debentures or other debt securities of any other Person or any beneficial interest therein;

(c)

loan or advance to any other Person, other than (i) advances to employees for expenses incurred in the ordinary course of business, (ii) accounts receivable arising from sales or services rendered to such other Person in the ordinary course of the investor’s business and (iii) deposits paid to suppliers in the ordinary course of the investor’s business; and

(d)	capital contribution by the investor to any other Person,

provided that an Acquisition shall not constitute an Investment.

The amount of any Investment shall be the cost of such Investment following the Closing Date plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment minus any amounts (i) realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than a Credit Party in connection with such disposition), (ii) constituting repayments of Investments that are loans or advances, (iii) constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital) or (iv) subsequently becoming Acquisition Cost.

“Issuing Bank” means Canadian Imperial Bank of Commerce, and any other Lender that agrees to act as an Issuing Bank, each in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.20(9). Any Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate. Each reference herein to the “Issuing Bank” in connection with a Letter of Credit or other matter shall be deemed to be a reference to the relevant Issuing Bank with respect thereto.

“Joint Venture” means any arrangement, regardless of legal form, but including a corporation, partnership, joint venture, trust or contractual arrangement, formed or entered into between a Group Party and one or more other Persons (other than a Group Party) for the purpose of carrying on specific business or developing one or more specific projects together.

- 21 -	HEXO Credit Agreement

“Joint Venture Agreement” means any articles, by-laws, partnership agreement, joint venture agreement, syndication agreement, shareholders agreement, co-tenancy agreement, declaration of trust or other similar agreement or instrument to which a Group Party is a party, pursuant to which a Joint Venture is formed and/or governed.

“Laws” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on or affecting the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority); and “Law” means any one or more of the foregoing.

“LC Cover”, when required by this Agreement for LC Exposure, means either:

(a)

providing cash collateral (pursuant to documentation reasonably satisfactory to the Administrative Agent and the Issuing Banks), to be held by the Administrative Agent for the benefit of the Revolving Credit Lenders in an amount equal to the amount of the then existing LC Exposure: or

(b)

providing the Administrative Agent with a standby letter of credit, in form and substance reasonably satisfactory to Administrative Agent, from a commercial bank acceptable to Administrative Agent, acting reasonably, in an amount equal to the amount of the then existing LC Exposure.

Any such cash collateral or letter of credit shall be retained by the Administrative Agent in such collateral account until such time as the applicable Letters of Credit shall have expired or matured and all Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied; provided that if any such Reimbursement Obligations are not satisfied when due hereunder, the Administrative Agent may apply such cash collateral or drawings upon such letter of credit against such Reimbursement Obligations.

“LC Disbursement” means a payment made by the Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the Canadian $ Amount of the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the Canadian $ Amount of the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Revolving Credit Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

“Lender Affiliate” means, with respect to any Lender, (i) an Affiliate of such Lender, or (ii) any Person that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender.

“Lending Office” means, with respect to a particular Lender, the branch or office from which such Lender makes advances and to which the Administrative Agent disburses payments received for the benefit of such Lender.

- 22 -	HEXO Credit Agreement

“Lenders” means the Persons listed as lenders on Schedule 2.1 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender and the Issuing Bank.

“Lender Termination Date” means the first date on which:

(a)	all Commitments have expired or been terminated;

(b)	the principal of and interest on each Loan and all fees, indemnities and other amounts payable hereunder shall have been paid in full; and

(c)

all Letters of Credit shall have either (x) expired or terminated and all LC Disbursements shall have been reimbursed or (y) in the case of contingent reimbursement obligations with respect to outstanding Letters of Credit, LC Cover shall have been provided.

“Letter of Credit” means any letter of credit or letter of guarantee issued pursuant to this Agreement.

“Lien” means, (a) with respect to any asset, any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) any purchase option, call or similar right of a third party with respect to such assets, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security.

“Limited Recourse Guarantors” means any Person other than a Credit Party with any right, title or interest in Equity Securities of 8980268. As of the Closing Date, the Limited Recourse Guarantors are Michael Munzar and Vincent Chiara.

“Liquidity” means, at any time, an amount equal to:

(a)	the Cash Balance, plus

(b)	the excess amount, if any, of the Revolving Credit Commitments over the Revolving Credit Exposure.

“Loan” means any loan made by the Lenders to the Borrower pursuant to this Agreement, and includes any B/A accepted (and any B/A Equivalent Loan advanced) by any Lender hereunder.

“Loan Documents” means this Agreement, the Security Documents, the Borrowing Requests, the Borrowing Base Reports and the Fee Letter, together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of any Credit Party (as applicable) hereunder or thereunder) now or hereafter entered into in connection with this Agreement (including any document, instrument or agreement with respect to any

- 23 -	HEXO Credit Agreement

Secured Hedge Arrangement and Secured Cash Management Services), as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

“LRG Pledge” means the first-priority (subject to Permitted Liens) deed of hypothec and pledge of securities governed by the laws of Quebec, granted by each Limited Recourse Guarantor in favour of the Administrative Agent, as hypothecary representative for the present and future Secured Parties, charging all present and future rights over the Equity Securities in the capital of 8980268 in which each Limited Recourse Guarantor has any right, title or interest, along with the other present and future property related to such Equity Securities.

“Maintenance Capital Expenditures” means Capital Expenditures made to maintain, sustain or replace capital assets.

“Marijuana” has the meaning ascribed to such term under applicable Law, including the Controlled Substances Act (United States).

“Material Adverse Change” means any event, development or circumstance that has had or could have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations, or financial condition, of the Credit Parties taken as a whole, or (b) the validity or enforceability of any of the Loan Documents, the priority of the Liens created thereby or the rights and remedies of the Administrative Agent and the Lenders thereunder or (c) the ability of the Credit Parties to perform their material obligations under the Loan Documents.

“Material Contract” means (a) the contracts, licences and agreements listed and described on Schedule 3.1(10), and (b) any other contract, licence or agreement (i) to which any Credit Party is a party or bound, (ii) which is material to, or necessary in, the operation of the business of any Credit Party, (iii) which any Credit Party cannot promptly replace by an alternative and comparable contract with comparable commercial terms and (iv) the absence of which would have a Material Adverse Effect.

“Material Indebtedness” means any Indebtedness (other than the Loans) of any one or more Credit Parties in an aggregate principal amount exceeding Cdn.$2,500,000.

“Material Leasehold Interest” means any leasehold interest of a Credit Party in real property that is (i) material to, or necessary in, the operation of the business of such Credit Party which such Credit Party cannot promptly replace with an alternative lease having comparable commercial terms or (ii) used for storing of inventory with a value of $250,000 or more at any time.

“Material Subsidiary” means each present and future Subsidiary:

(a)	that is a Credit Party;

(b)	required in order to maintain an Asset Coverage Percentage of not less than 85%;

(c)	required in order to maintain a Revenue Coverage Percentage of not less than 85%;

(d)	that has gross revenues, determined on an unconsolidated basis and excluding all intra-Group Party items, in excess of 5% of Consolidated gross revenues;

- 24 -	HEXO Credit Agreement

(e)	that has gross assets, determined on an unconsolidated basis and excluding all intra-Group Party items and Investments in any Group Party, in excess of 5% of Consolidated gross assets; or

(f)	that holds Equity Securities in a Material Subsidiary;

Compliance with the conditions set out in paragraph (b) and (c) above shall be determined by reference to the most recent Compliance Certificate and/or the latest audited financial statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest Consolidated financial statements of the Borrower. However, if a Person has become a Subsidiary since the date as at which the latest Consolidated financial statements of the Borrower were prepared, such financial statements shall be deemed to be adjusted in order to take into account such development. As of the Closing Date, the Material Subsidiaries are HEXO Operations and 8980268.

“Maturity Date” means the third anniversary of the Closing Date (or, if such third anniversary is not a Business Day, the next Business Day thereafter), as such date may be extended from time to time pursuant to Section 2.6.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any period, the net income of the Borrower for such period, determined on a Consolidated basis.

“Net Proceeds” means, with respect to any Asset Disposition, the gross amount received by any Credit Party from such Asset Disposition, including proceeds of any insurance policies received by any Credit Party in connection with such Asset Disposition and amounts received by any Credit Party pursuant to any expropriation proceeding or condemnation proceeding in connection with such Asset Disposition, minus the sum of (a) the amount, if any, of all Taxes paid or payable by any Credit Party directly resulting from such Asset Disposition (including the amount, if any, estimated by the Borrower in good faith at the time of such Asset Disposition for Taxes payable by any Credit Party on or measured by net income or gain resulting from such Asset Disposition) assuming the application of any Tax losses or credits available (or to be available) to any Credit Party at the time such Taxes are payable that are not used (or intended to be used) to offset other income or gains), and (b) the reasonable out-of-pocket costs and expenses incurred by any Credit Party in connection with such Asset Disposition (including reasonable brokerage fees paid to a Person other than an Affiliate of any Credit Party, but excluding any fees or expenses paid to an Affiliate of any Credit Party).

“Non-Consenting Lender” means a Lender that has not provided its consent to a waiver of, or amendment to, any provision of the Loan Documents where requested to do so by Borrower or the Administrative Agent if (a) such waiver or amendment requires the consent of all the Lenders, and (b) the Required Lenders have consented to such waiver or amendment.

“Non-Credit Party Subsidiary” means any Subsidiary that is not a Credit Party.

“Non-Extending Lender” has the meaning set out in Section 2.6(3).

“Non-Financial Letter of Credit” means any Letter of Credit other than a Financial Letter of Credit.

- 25 -	HEXO Credit Agreement

“Non-Party Beneficiary” means any Secured Party or Indemnitee that is not a Party.

“Other Connection Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan Document).

“Participant” has the meaning set out in Section 9.4(5).

“Party” means a party to this Agreement, and reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Payment Office” means the Administrative Agent’s office located at 199 Bay Street, Main Branch, Commerce Court, Toronto, Ontario M5L 1G9 (or such other office in Canada as the Administrative Agent may hereafter designate in writing to the other parties hereto).

“Pension Plan” means a “registered pension plan”, as such term is defined in subsection 248(1) of the Income Tax Act, which is or was sponsored, administered or contributed to, or required to be contributed to, by any Credit Party or under which any Credit Party has or may incur any actual or contingent liability.

“Permitted Acquisition” means any Acquisition by any Credit Party:

(a)	when no Default or Event of Default has occurred and is continuing or would be caused thereby;

(b)

which is of a Person organized in and carrying on a business only in an Approved Cannabis Jurisdiction which is the same as or related, ancillary or complimentary to the business carried on by any Credit Party (or if an asset Acquisition, is of assets located only in an Approved Cannabis Jurisdiction and used or useful in a business which is the same as or related, ancillary or complimentary to the business carried on by any Credit Party);

(c)	in respect of which the Lenders will have:

(i)	a first-priority Lien (subject only to Permitted Liens) over the assets to be acquired, if the Credit Party acquiring such assets is a Material Subsidiary; and

(ii)

if such Acquisition is an Acquisition of Equity Securities of any Person that is a Material Subsidiary, a full recourse guarantee (by way of accession to the Borrower Guarantee) from, and a first-priority Lien (subject only to Permitted Liens) over the assets of, such Person and its subsidiaries that are also Material Subsidiaries;

(d)

if the Acquisition Cost of which exceeds [Redacted: Threshold], in respect of which the Borrower has provided a Compliance Certificate which demonstrates to the Lenders’ satisfaction, acting reasonably, that after giving effect to such Acquisition, the Borrower

- 26 -	HEXO Credit Agreement

will be in compliance with the financial covenants in Section 5.1(14) as at the date of such Acquisition (calculated on a pro forma basis);

(e)

which, if such Acquisition is an Acquisition of Equity Securities of the Target, such acquiring Credit Party acquires or otherwise owns not less than 100% of the Equity Securities of the Target; provided that, notwithstanding the foregoing, a Person other than such Credit Party may own Equity Securities of the Target if such Person has provided a minority shareholder consent with respect to the Target entering into certain Loan Documents in form and substance satisfactory to the Administrative Agent, acting reasonably;

(f)	the Acquisition Cost of which does not exceed [Redacted: Threshold];

(g)	the Acquisition Cost of which, when totalled with the Acquisition Cost of all other Acquisitions made during the same Fiscal Year, does not exceed [Redacted: Threshold]; and

(h)	when Liquidity (together with the Liquidity of any Person whose Equity Securities are being acquired) exceeds [Redacted: Threshold],

provided that, notwithstanding the foregoing (i) a Hostile Acquisition shall not be a Permitted Acquisition and (ii) an Acquisition as between Credit Parties shall be a Permitted Acquisition.

“Permitted Credit Party Investments” means an Investment by a Credit Party in any of the following:

(a)	Equity Securities of any other Credit Party;

(b)	any other Credit Party by way of a capital contribution; or

(c)	Indebtedness of any other Credit Party.

“Permitted Hedge Payment” means any payment under or in connection with any Secured Hedge Arrangement made when no Event of Default has occurred and is continuing; provided that:

(a)	the payment of any Early Termination Amount (as defined in the applicable Master ISDA Agreement); or

(b)	any other payment of a similar nature or economic effect, whether voluntary or mandatory;

shall cease to be a Permitted Hedge Payment if an Event of Default shall occur within 12 months after the time of such payment, such that it shall become subject to the sharing provisions of Section 2.16(4).

“Permitted Indebtedness” means:

(a)	Indebtedness under a Loan Document;

(b)	Indebtedness of one Credit Party to another Credit Party;

- 27 -	HEXO Credit Agreement

(c)	Indebtedness pursuant to a Permitted Investment;

(d)	any Guarantee by a Credit Party of Indebtedness of any other Credit Party if such Indebtedness is permitted under this Agreement;

(e)

Capital Lease Obligations and Indebtedness secured by Purchase Money Liens, provided that the aggregate principal amount of Indebtedness permitted by this Clause (e) shall not exceed [Redacted Threshold] at any time;

(f)	any unsecured Indebtedness in an aggregate principal amount not exceeding [Redacted: Threshold] at any time outstanding;

(g)	Secured Hedge Obligations;

(h)	Secured Cash Management Obligations;

(i)	any Indebtedness in respect of performance bonds, surety bonds, appeal bonds, completion guarantees or like instruments incurred in the ordinary course of business;

(j)

until June 28, 2019, any Indebtedness to Federation des caisses Desjardins du Quebec (or any successor thereto) in relation to the Hydro Quebec LC or any indemnity or other liability related thereto; and

(k)	any indemnity from a Credit Party in favour of a Limited Recourse Guarantor with respect to a Loan Document.

“Permitted Investments” means:

(a)	any Investment existing as at the Closing Date;

(b)	Permitted Credit Party Investments; or

(c)	any Investment:

(i)	the amount of which does not exceed [Redacted: Threshold];

(ii)	the amount of which, when totalled with the amount of other Investments made during the same Fiscal Year, does not exceed [Redacted: Threshold]; and

(iii)	made when Liquidity exceeds [Redacted: Threshold].

“Permitted Liens” means:

(a)	Liens in favour of the Administrative Agent for the benefit of the Secured Parties for the obligations of any Credit Party under or pursuant to the Loan Documents;

(b)

Liens granted by a Credit Party in favour of a Credit Party in order to secure any of the Indebtedness of such first-mentioned Credit Party to such Credit Party, provided that such Liens are subject to assignment and postponement arrangements satisfactory to the Administrative Agent;

- 28 -	HEXO Credit Agreement

(c)

Purchase Money Liens securing Indebtedness to the extent permitted by Clause (e) of the definition of “Permitted Indebtedness” in Section 1.1 and Liens to secure Capital Lease Obligations to the extent permitted by Clause (e) of the definition of “Permitted Indebtedness” in Section 1.1;

(d)

Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings in compliance with Section 5.1(4), and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Credit Party, provided that such Credit Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

(e)

carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, arising in the ordinary course of business and securing amounts (i) which are not overdue for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Credit Party, provided that such Credit Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

(f)

undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation;

(g)

Liens or deposits to secure the performance of bids, tenders, expropriation proceedings, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the ordinary course of business

(h)

servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of any Credit Party or zoning and building by-laws and ordinances and municipal by-laws and regulations with respect to real property so long as the same are complied with;

(i)	Liens of, or resulting from, any judgment or award that does not constitute an Event of Default under Section 7.1(j);

(j)

the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

- 29 -	HEXO Credit Agreement

(k)

securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Credit Parties;

(l)

Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by any Credit Party;

(m)	Liens consisting of royalties payable with respect to any asset or property of the Credit Parties existing as of the Closing Date;

(n)

statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Credit Party under Environmental Laws to which any assets of such Credit Party are subject;

(o)	customary rights of set-off or combination of accounts in favour of a financial institution with respect to deposits maintained by it;

(p)	contractual rights of setoff granted in the ordinary course of business;

(q)	Liens or escrow arrangements with respect to cash deposits lodged in connection with a Permitted Acquisition;

(r)

Liens granted by any Credit Party to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties;

(s)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants of real or immoveable property;

(t)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(u)

applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(v)

the CRA Bond and any Lien (including cash collateral up to the principal amount of the Indebtedness in question) securing any liability in favour of The Guarantee Company of Canada in relation to the CRA Bond or any indemnity or other liability related thereto;

(w)

until June 28, 2019, any Lien (including cash collateral up to the principal amount of the Indebtedness in question) securing any liability in favour of Federation des caisses Desjardins du Quebec in relation to the Hydro Quebec LC or any indemnity or other liability related thereto; and

(x)	any extension, renewal or replacement of any of the foregoing;

- 30 -	HEXO Credit Agreement

provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Indebtedness of the Credit Parties or their property (other than a substitution of like property), except Liens in respect of Capital Lease Obligations and Purchase Money Liens as permitted by clause (c) of this definition.

“Person” includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

“Platform” means Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system.

“Post-Closing Requirements” has the meaning set out in Section 5.1(10).

“PPSA” means the Personal Property Security Act (Ontario), as such legislation may be amended, renamed or replaced from time to time, and includes all regulations from time to time made under such legislation.

“Priority Payables” means, with respect to any Person, any amount payable or accrued by such Person which is secured by a Lien which ranks or is capable of ranking prior to or pari passu with the Liens created by the Security Documents, including amounts owing for wages, vacation pay, severance pay, employee deductions, sales tax, excise tax, Tax payable pursuant to Part IX of the Excise Tax Act (Canada) (net of GST input credits), income tax, workers compensation, government royalties, pension fund obligations including employee and employer pension plan contributions (including “normal cost”, “special payments” and any other payments in respect of any funding deficiencies or shortfalls), overdue rents or Taxes, and other statutory or other claims that have or may have priority over, or rank pari passu with, such Liens created by the Security Documents.

“PST” means all provincial sales taxes payable under the relevant sales tax legislation of Manitoba, Saskatchewan and British Columbia.

“Purchase Money Lien” means a Lien taken or reserved in personal property to secure payment of all or part of its purchase price (or to secure financing to fund such purchase price), provided that such Lien (a) secures an amount not exceeding the lesser of the purchase price of such personal property and the Fair Market Value of such personal property at the time such Lien is taken or reserved, (b) extends only to such personal property and its proceeds, and (c) is granted prior to or within 30 days after the purchase of such personal property.

“QST” means the Quebec sales tax imposed pursuant to an Act respecting the Québec sales tax.

“Quarterly Date” means each of the last day of each of January, April, July and October in each calendar year.

“Register” has the meaning set out in Section 9.4(3).

“Reimbursement Obligations” means, at any date, the obligations of the Borrower then outstanding in respect of the Letters of Credit to reimburse the Issuing Bank for the amount paid by the Issuing Bank in respect of any drawings under the Letters of Credit.

- 31 -	HEXO Credit Agreement

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Related Non-Party Beneficiaries” means, with respect to any Party, (i) any Lender Affiliate with respect to such Party, (ii) any other Related Party with respect to such Party, and (iii) any assignee of the Persons identified in (i) or (ii).

“Release” is to be broadly interpreted and shall include a discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of Hazardous Materials which is in breach of any Environmental Laws.

“Relevant Agent” means, with respect to a Group Party, any agent of such Group Party that will act in any capacity in connection with, or benefit from, the Credits.

“Required Lenders” means, subject to Section 2.22 at any time, Lenders having Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments representing at least 66 2⁄3% of the sum of the total Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time; provided that (a) from and after the Lender Termination Date, “Required Lenders” means Secured Hedge Counterparties and Secured Cash Management Providers holding Secured Hedge Obligations and Secured Cash Management Obligations representing at least 66 2⁄3% of the sum of all Secured Hedge Obligations and Secured Cash Management Obligations, and (b) if there are only two Lenders having Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time, “Required Lenders” shall mean both such Lenders.

“Responsible Officer” means, with respect to any Person, the chairman, the president, any vice president, the chief executive officer or the chief operating officer, and, in respect of financial or accounting matters, any chief financial officer, principal accounting officer, treasurer or controller of such Person.

“Responsible Person” means, with respect to any Credit Party holding a Health Canada Licence, its person designated as such for the purposes of the Cannabis Act and the Cannabis Regulations.

“Restricted Payment” means, with respect to any Person, any payment by such Person (whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise):

(a)	of any dividend, distribution or return of capital with respect to its Equity Securities;

(b)	on account of the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities;

(c)	of any principal of or interest or premium on any Indebtedness of such Person that:

(i)	by its terms or contractual postponement, ranks in right of payment subordinate to any liability of such Person under the Loan Documents;

(ii)	is owed to a holder of Equity Securities of such Person or to an Affiliate of a holder of Equity Securities of such Person; or

(iii)	is not permitted hereunder;

- 32 -	HEXO Credit Agreement

(d)	of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to

(i)

any director or officer of such Person (but excluding wages, termination payments required by contract or applicable law, payments made in connection with long-term incentive plans, and bonuses, in each case paid in the ordinary course of business and consistent with past practice); and

(ii)	any Affiliate of such Person or director or officer thereof,

(e)	for the purpose of setting apart any property for a sinking, defeasance or other analogous fund for any of the payments referenced above.

“Reuters Screen CDOR Page” means the display designated as page “CDOR” on the Reuters Monitor Money Rates Service (or such other page which replaces the CDOR page on that service) for purposes of displaying Canadian dollar bankers’ acceptance rates.

“Revenue Coverage Percentage” means an amount equal to:

(a)	the aggregate gross revenues of the Credit Parties, determined on an unconsolidated basis and excluding all inter-Group Party items; divided by

(b)	the gross revenues of the Borrower determined on a Consolidated basis; multiplied by

(c)	100 and expressed as a percentage.

“Revolving Credit” means the Cdn.$15,000,000 revolving credit facility established pursuant to the Revolving Credit Commitments of the Revolving Credit Lenders.

“Revolving Credit Commitment” has the meaning set out in Section 2.1(1).

“Revolving Credit Exposure” means, with respect to any Lender at any time, the sum of (a) the Canadian $ Amount of the outstanding principal amount of such Lender’s Revolving Loans at such time, and (b) such Lender’s LC Exposure at such time.

“Revolving Credit Lender” means any Lender having a Revolving Credit Commitment hereunder or a Revolving Loan outstanding hereunder.

“Revolving Loan” has the meaning set out in Section 2.1(1), and shall include Swingline Loans.

“Rolling Period” means each Fiscal Quarter taken together with the three immediately preceding Fiscal Quarters.

“S&P” means Standard & Poor’s Financial Services LLC.

“Sanctions” means, at any time, economic or financial sanctions or trade embargoes imposed, administered or enforced by:

(i)	the Office of Foreign Assets Control of the U.S. Department of Treasury; or

(ii)	any other Governmental Authority that are applicable to any Party at such time.

- 33 -	HEXO Credit Agreement

“Sanctioned Person” means, at any time, any Person with whom any Party is prohibited or restricted from transacting or otherwise dealing under any Sanction, whether by reason of designation under such Sanction or otherwise.

“Secured Cash Management Obligations” means all indebtedness arising under or in connection with any Secured Cash Management Services.

“Secured Cash Management Provider” means any Lender or Lender Affiliate in its capacity as a provider of Cash Management Services. For the avoidance of doubt, a Person that ceases to be a Lender or Lender Affiliate (other than upon a Lender Termination Date) shall cease to be a Secured Cash Management Provider.

“Secured Cash Management Service” means any Cash Management Service provided by a Secured Cash Management Provider to the Borrower.

“Secured Financial Product Collateralization” means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to Administrative Agent) to be held by Administrative Agent for the benefit of providers of the Secured Cash Management Services and Secured Hedge Counterparties in an amount equal to the then existing Secured Cash Management Obligations and Secured Hedge Obligations (after taking into account all amounts owed by the counterparty to such Person in accordance with normal market practices (using the mark-to-market method whenever applicable)) or (b) providing Administrative Agent with a standby letter of credit, in form and substance reasonably satisfactory to Administrative Agent, from a commercial bank reasonably acceptable to Administrative Agent in an amount equal to 100% of the then existing Secured Cash Management Obligations and Secured Hedge Obligations (after taking into account all amounts owed by the counterparty to such Person in accordance with normal market practices (using the mark-to-market method whenever applicable)).

“Secured Hedge Arrangement” means any Hedge Arrangement between the Borrower and Person that is a Lender or Lender Affiliate at the time such Hedge Arrangement is entered into. For the avoidance of doubt, (i) any Hedge Arrangement entered into by a Credit Party with a Person after such Person ceases to be a Lender or Lender Affiliate shall not be a Secured Hedge Arrangement, and (ii) as at the Closing Date there are no outstanding Hedge Arrangements between the Borrower and a Lender or Lender Affiliate.

“Secured Hedge Counterparty” means any Person party to Secured Hedge Arrangement other than a Credit Party, in such Person’s capacity as a party thereto. For the avoidance of doubt, (i) a Person shall remain a Secured Hedge Counterparty with respect to a Secured Hedge Arrangement if it ceases to be a Lender or a Lender Affiliate, and (ii) such Secured Hedge Arrangement shall continue to have the benefit of the Security Documents.

“Secured Hedge Obligations” means all Hedge Exposure arising under or in connection with Secured Hedge Arrangements; provided that amounts owing to or from a Person under Hedge Arrangements that are not Secured Hedge Arrangements shall not be taken into account in calculating Secured Hedge Obligations.

“Secured Liabilities” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Credit Parties or Limited Recourse Guarantors to the Secured Parties under, in connection with or with respect to the Loan Documents (including

- 34 -	HEXO Credit Agreement

Secured Cash Management Obligations and Secured Hedge Obligations), and any unpaid balance thereof.

“Secured Parties” means the Administrative Agent, the Lenders, the Secured Hedge Counterparties and the Secured Cash Management Providers.

“Security Documents” means the agreements or instruments described or referred to in Schedule 1.1(A) or Section 5.1(13) (including, to the extent such Section describes an amendment, the agreement or instrument amended thereby) and any and all other agreements or instruments now or hereafter executed and delivered by any Credit Party or Limited Recourse Guarantor as security (including by way of guarantee) for the payment or performance of all or part of the Secured Liabilities, as any of the foregoing may have been, or may hereafter be, amended, modified or supplemented.

“Solvency Certificate” means a certificate of the Borrower in the form attached hereto as Exhibit E, signed by the Chief Financial Officer of the Borrower.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any other Person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other Person (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the Borrower.

“Swap Obligation” means any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swingline Accounts” means the Canadian Dollar bank account maintained by the Administrative Agent in the name of the Borrower and designated as such by the Administrative Agent.

“Swingline Commitment” has the meaning set out in Section 2.21(1). For the avoidance of doubt, the Swingline Commitment comprises part of, and is not in addition to, the Commitment of the applicable Revolving Credit Lender.

“Swingline Exposure” means, at any time, the Canadian $ Amount of the aggregate principal amount of all Swingline Loans outstanding at such time.

“Swingline Lender” means Canadian Imperial Bank of Commerce, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” has the meaning set out in Section 2.21(1).

“Syndication Agent” means Bank of Montreal, in its capacity as syndication agent.

- 35 -	HEXO Credit Agreement

“Tangible Net Worth” means, for the Borrower on a Consolidated basis, the excess of its total assets over its total liabilities; provided that the determination of such total assets shall exclude:

(a)

all goodwill, organizational expenses, research and development expenses, trade marks, trade mark applications, trade names, copyrights, patents, patent applications, licenses and rights in any thereof, and other similar intangibles;

(b)	all prepaid expenses, deferred charges or unamortized debt discount and expense;

(c)	all reserves carried and not deducted from consolidated assets;

(d)	cash held in a sinking fund or other analogous fund established for the purpose of redemption, retirement or prepayment of Equity Securities or Indebtedness;

(e)	any write-up in the book value of any asset resulting from a revaluation thereof; and

(f)	any items not included in clauses (a) through (e) of this definition which are treated as intangibles under GAAP.

For clarity, “Tangible Net Worth” will include biological assets, inventory (including fair value components) and minority interests.

“Tangible Net Worth Ratio” means, at any time the ratio of:

(a)	Total Liabilities; to

(b)	Tangible Net Worth,

in each case at such time.

“Target” means, with respect to any Acquisition, the Person whose shares or assets (or both) are proposed to be acquired.

“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Term Credit” means the Cdn.$50,000,000 delayed draw term credit established pursuant to the Term Credit Commitments of the Term Credit Lenders.

“Term Credit Commitment” has the meaning set out in Section 2.1(2).

“Term Credit Exposure” means, with respect to any Lender at any time, the Canadian $ Amount of the outstanding principal amount of such Lender’s Term Loans at such time.

- 36 -	HEXO Credit Agreement

“Term Credit Lender” means any Lender having a Term Credit Commitment hereunder or a Term Loan outstanding hereunder.

“Term Loan” has the meaning set out in Section 2.1(2).

“Termination Date” means the first date on which:

(a)	the Lender Termination Date shall have occurred;

(b)	subject to clause (d)(ii) below, in the case of Secured Cash Management Obligations and Secured Hedge Obligations, Secured Financial Product Collateralization shall have been provided;

(c)

the Administrative Agent shall have received cash collateral in order to secure any other contingent Secured Liabilities for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Administrative Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including legal fees and expenses), such cash collateral to be in such amount as Administrative Agent reasonably determines is appropriate to secure such contingent Secured Liabilities; and

(d)

the payment or repayment in full in immediately available funds of all other outstanding Secured Liabilities (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Secured Liabilities) under Secured Hedge Arrangements) other than (i) unasserted contingent indemnification Secured Liabilities, and (ii) any Secured Cash Management Obligations and Secured Hedge Obligations, that, at such time, are allowed by the provider to remain outstanding without being required to be repaid or collateralized under Secured Financial Product Collateralization.

“Total Indebtedness” means, at any time, the aggregate amount of Indebtedness of the Borrower at such time, determined on a Consolidated basis.

“Total Leverage Ratio” means, at any time, the ratio of (a) Total Indebtedness at such time to (b) EBITDA for the most recently completed Rolling Period for which financial statements were required to have been delivered pursuant to Section 5.1(1)(a) or 5.1(1)(b).

“Total Liabilities” means, at any time, the aggregate amount of liabilities of the Borrower at such time, determined on a Consolidated basis, such liabilities not to include obligations to issue Equity Securities.

“Transactions” means the execution, delivery and performance by the Credit Parties and Limited Recourse Guarantors of the Loan Documents, the borrowing of Loans and the use of the proceeds thereof, and the issuance of Letters of Credit.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Canadian Prime Rate or the CDOR Rate or whether such Borrowing takes the form of a Letter of Credit.

- 37 -	HEXO Credit Agreement

“Wholly-Owned Subsidiary” of a Person means any subsidiary of such Person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the equity or 100% of the ordinary voting power or 100% of the general partnership or membership interests are, at the time any determination is being made, owned, controlled or held by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

“WURA” means Winding Up and Restructuring Act (Canada).

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2	Classification of Loans and Borrowings.

For purposes of this Agreement, Loans may be classified and referred to by class (e.g., a “Revolving Loan”) or by Type (e.g., a “Canadian Prime Loan”) or by class and Type (e.g., a “Canadian Prime Revolving Loan”). Borrowings also may be classified and referred to by class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Canadian Prime Borrowing”) or by class and Type (e.g., a “Canadian Prime Revolving Borrowing”).

1.3	Terms Generally.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “or” is disjunctive; the word “and” is conjunctive. The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by such Person (or, in the case or a Person other than a natural Person, known by the Responsible Officer of such Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by such Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of such Person). For the purposes of determining compliance with or measuring status under any cap, threshold or basket hereunder denominated in Canadian Dollars, reference shall be had to the Equivalent Amount of any portion of the underlying component that is not denominated in Canadian Dollars. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or replaced (subject to any restrictions on such modifications set out herein), (b) any reference herein to any law, rule or regulation or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such law, rule or regulation or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. Article and Section headings and the Table of Contents used herein are for

- 38 -	HEXO Credit Agreement

convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement. Any reference herein to an action, document or other matter or thing being “satisfactory to the Lenders”, “to the Lenders’ satisfaction” or similar phrases, shall mean that such action, document, matter or thing must be satisfactory to Lenders constituting the Required Lenders, unless it is described in Section 9.2(2) (a-g), hereof, in which case it must be satisfactory to each Lender whose consent is required under the applicable clause.

1.4	Québec Matters.

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” , “reservation of ownership” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” hypothec as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” or “mechanics, materialmen, repairmen, construction contractors or other like Liens” shall include “legal hypothecs” and “legal hypothecs in favour of persons having taken part in the construction or renovation of an immovable”, (l) “joint and several” shall include “solidary”, (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (o) “easement” shall include “servitude”, (p) “priority” shall include “rank” or “prior claim”, as applicable (q) “survey” shall include “certificate of location and plan”, (r) “state” shall include “province”, (s) “fee simple title” shall include “absolute ownership” and “ownership” (including ownership under a right of superficies), (t) “accounts” shall include “claims”, (u) “legal title” shall be including “holding title on behalf of an owner as mandatory or prete-nom”, (v) “ground lease” shall include “emphyteusis” or a “lease with a right of superficies, as applicable, (w) “leasehold interest” shall include a “valid lease”, (x) “lease” shall include a “leasing contract” and (y) “guarantee” and “guarantor” shall include “suretyship” and “surety”, respectively. The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

1.5	Accounting Terms; GAAP.

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP. Except as otherwise expressly provided herein, all calculations of the components of the financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Closing Date and used in the preparation of the Consolidated financial statements of the Borrower referred to in Section 5.1(1). In the event of a change in GAAP, the Borrower and the

- 39 -	HEXO Credit Agreement

Administrative Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Closing Date, and any new financial ratio or financial covenant shall be subject to approval by the Required Lenders. Until the successful conclusion of any such negotiation and approval by the Required Lenders, (a) all calculations made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence immediately prior to such adoption or change, and (b) financial statements delivered pursuant to Section 5.1(1) shall be accompanied by a reconciliation showing the adjustments made to calculate such financial ratios and financial covenants. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement. The Borrower shall not change the framework adopted under International Financial Reporting Standards.

1.6	Time.

All time references herein shall, unless otherwise specified, be references to local time in Toronto, Ontario. Time is of the essence of this Agreement and the other Loan Documents.

1.7	Third Party Beneficiaries.

(1) Except as set out in clause (2) below, this Agreement and the Security Documents are for the sole benefit of the Parties and nothing in them, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement or the Security Documents.

(2) Each Non-Party Beneficiary shall be entitled to enjoy the benefit of those provisions of this Agreement and the Security Documents that, by their terms, are in favour of such Non-Party Beneficiary (including all Liens granted for its benefit as a Secured Party). In furtherance thereof, each Party (i) accepts such provisions as agent and trustee for its Related Non-Party Beneficiaries, and (ii) shall be entitled to enforce such provisions on behalf of its Related Non-Party Beneficiaries. For the avoidance of doubt, any reference to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document to such Permitted Lien.

(3) Notwithstanding clause (2) above or any other term of this Agreement or any Security Document, the consent of any Non-Party Beneficiary or other Person who is not a Party is not required to amend, modify or supplement this Agreement or any Security Document.

ARTICLE 2

THE CREDITS

2.1	Commitments.

(1) Revolving Credit. Subject to the terms and conditions set forth herein, each Revolving Credit Lender commits to make Loans (each such Loan made under this Section 2.1(1), a “Revolving Loan”) to the Borrower from time to time during the period commencing on the Closing Date and ending on the Maturity Date (each such commitment, a “Revolving Credit Commitment”) in an aggregate principal amount outstanding up to the amount set forth beside such Lender’s name in Schedule 2.1 under the heading “Revolving Credit Commitment”, provided that a Revolving Credit Lender shall not be required to extend further credit hereunder if such extension would result in

- 40 -	HEXO Credit Agreement

(a)	such Revolving Credit Lender’s Revolving Credit Exposure exceeding such Revolving Credit Lender’s Revolving Credit Commitment, or

(b)	the aggregate Revolving Credit Exposures exceeding either the aggregate Revolving Credit Commitments or the Borrowing Base.

Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, repay and reborrow Revolving Loans.

(2) Term Credit. Subject to the terms and conditions set forth herein, each Term Credit Lender commits to make Loans (each such Loan made under this Section 2.1(2), a “Term Loan”) to the Borrower from time to time during the period commencing on the Closing Date and ending on December 31, 2019 (each such commitment, a “Term Credit Commitment”) in an aggregate principal amount up to the amount set forth beside such Lender’s name in Schedule 2.1 under the heading “Term Credit Commitment”; provided that:

(a)

the aggregate amount of Term Loans made within 10 Business Days of the Closing Date shall be Cdn.$35,000,000 plus up to 40% of the Capex Amount for the period from October 31, 2018 to the Closing Date;

(b)	not more than five Borrowings under the Term Credit shall be made after the Closing Date;

(c)	no Term Loans shall made at any time that would cause the aggregate amount of Term Loans made after the Closing Date to exceed 40% of the Capex Amount at such time; and

(d)

a Term Credit Lender shall not be required to extend further credit hereunder if such extension would result in (i) such Term Credit Lender’s Term Credit Exposure exceeding such Term Credit Lender’s Term Credit Commitment, or (ii) the aggregate Term Credit Exposures exceeding the aggregate Term Credit Commitments.

Any undrawn portion of any Term Credit Commitments shall be cancelled immediately following the earlier of (a) any fifth Borrowing under the Term Credit made after the Closing Date and (b) December 31, 2019.

(3)	Additional Commitments.

(a)

Subject to the terms and conditions hereof, at any time after the Closing Date, and prior to the Maturity Date, provided that (i) no Default or Event of Default has occurred and is continuing (assuming the full incurrence and application of the new Indebtedness in question), (ii) the Borrower is in pro forma compliance with the financial covenants in Section 5.1(14) (assuming the full incurrence and application of the new Indebtedness in question), (iii) the Borrower has a positive EBITDA, and (iv) the Total Leverage Ratio shall not exceed 2.5:1.00 (assuming the full incurrence and application of the new Indebtedness in question and the full utilization of the Revolving Credit), the Borrower may request that the Lenders or any other Persons provide additional Term Credit Commitments (each, an “Additional Commitment”) which shall serve to increase the Term Credit, such that further Term Loans become available thereunder upon identical terms and conditions.

- 41 -	HEXO Credit Agreement

(b)

Any Additional Commitment shall be documented pursuant to an Additional Commitment Agreement and executed by the Borrower, the Person providing the Additional Commitment (the “Additional Lender”) and the Administrative Agent. Upon satisfaction of the conditions precedent set out therein, the Additional Commitment in question shall become effective, and (i) the Administrative Agent shall promptly notify each Lender as to such agreement, and (ii) Schedule 2.1 shall be deemed to be modified accordingly.

(c)	Notwithstanding anything to the contrary in this Agreement:

(i)

no Additional Commitment shall require the consent of any Lender other than the Additional Lender in question, but each Additional Commitment shall require the approval of the Administrative Agent, not to be unreasonably withheld;

(ii)	no Lender shall have any obligation to participate in any Additional Commitment unless it agrees to do so in its sole discretion;

(iii)

the Lenders shall have the exclusive right to participate in or acquire any Additional Commitment (to be allocated on a pro rata basis amongst those Lenders that choose to exercise such right based upon their respective aggregate Commitments); provided that if all Lenders decline to participate in or acquire any Additional Commitment then other Persons may do so;

(iv)	the aggregate amount of all Additional Commitments shall not exceed Cdn.$135,000,000;

(v)	the aggregate amount of all Additional Commitments requested at any one time shall not be less than Cdn.$10,000,000;

(vi)

the Borrower may pay such up-front, arrangement or other fees as may be agreed by the Administrative Agent and any Additional Lender in connection with the provision by such Additional Lender of an Additional Commitment; and

(vii)	none of the provisos, conditions and/or restrictions described in Section 2.1(2) shall apply in relation to any Additional Commitment or any Term Loan advanced under any Additional Commitment.

(d)

For greater certainty, any Additional Lender shall be entitled to share pro rata in any prepayments made by the Borrower pursuant to Section 2.9, and the obligations of the Credit Parties under any such Additional Commitment shall be secured pari passu with the other obligations of the Credit Parties under the Loan Documents.

2.2	Loans and Borrowings.

(1) Loans. Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Revolving Credit Lenders rateably based upon their Applicable Percentages. Each Term Loan shall be made as part of a Borrowing consisting of Term Loans made by the Term Credit Lenders rateably based upon their Applicable Percentages. Each Swingline Loan shall be made in accordance with the procedures set forth in Section 2.21. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided

- 42 -	HEXO Credit Agreement

that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(2) Composition of Borrowings. Subject to Section 2.21, each Revolving Borrowing shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances, B/A Equivalent Loans or Letters of Credit as the Borrower may request in accordance herewith. Each Term Loan shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances or B/A Equivalent Loans as the Borrower may request in accordance herewith.

(3) Amount of Borrowings. At the time that each Canadian Prime Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $100,000 and not less than $2,000,000; provided that a Canadian Prime Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total applicable Commitments or that is required to finance the reimbursement of an LC Disbursement. Borrowings of more than one Type and class may be outstanding at the same time; provided that there shall not at any time be more than a total of 5 B/A Borrowings outstanding.

2.3	Requests for Borrowings.

(1) Requesting a Borrowing. To request a Borrowing (other than a Swingline Loan), the Borrower shall notify the Administrative Agent of such request in writing substantially in the form of Exhibit B (each, a “Borrowing Request”) (a) in the case of a B/A Borrowing, not later than 11:00 a.m. one Business Day before the date of the proposed Borrowing, or (b) in the case of a Canadian Prime Borrowing, not later than 11:00 a.m. time, one Business Day before the date of the proposed Borrowing; provided that any such notice of a Canadian Prime Borrowing to finance the reimbursement of an LC Disbursement shall not be given later than 10:00 a.m. on the date of the proposed Borrowing. Each Borrowing Request shall be irrevocable. The Administrative Agent and each Lender are entitled to rely and act upon any Borrowing Request given or purportedly given by the Borrower, and the Borrower hereby waives the right to dispute the authenticity and validity of any such request or resulting transaction once the Administrative Agent or any Lender has advanced funds, accepted a B/A or made a B/A Equivalent Loan based on such Borrowing Request. Each Borrowing Request shall specify the following information:

(i)	the aggregate amount of each requested Borrowing, and whether such Borrowing will consist of Revolving Loans or Term Loans;

(ii)	the date of such Borrowing, which shall be a Business Day;

(iii)	whether such Borrowing is to be a Canadian Prime Borrowing, a B/A Borrowing or a Letter of Credit;

(iv)	the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply herewith; and

(v)	in relation to any B/A Borrowing, the Contract Period for such B/A Borrowing.

(2) Default Terms. If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Canadian Prime Borrowing. If no Contract Period is specified with respect to any requested B/A Borrowing, then the Borrower shall be deemed to have selected a Contract Period of 30 days’ duration. Promptly following receipt of a Borrowing Request in accordance with Section 2.3, the

- 43 -	HEXO Credit Agreement

Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

(3) Conversion or Rollover of Borrowings. Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request. Thereafter, the Borrower may elect to convert a Borrowing to a different Type or to rollover such Borrowing and, in the case of a B/A Borrowing, may elect a new Contract Period therefor, all as provided in this Section 2.3(3). The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this Section 2.3(3), the Borrower shall notify the Administrative Agent of such election by the time that a Borrowing Request would be required under Section 2.3(1) if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such request shall be irrevocable and shall be confirmed promptly by hand delivery, telecopy or electronic mail to the Administrative Agent of a written Borrowing Request. In addition to the information specified in Section 2.3(1), each written Borrowing Request shall specify the Borrowing to which such request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing. Notwithstanding the foregoing, the Borrower is not entitled to elect a new Contract Period in respect of a B/A Borrowing, or to convert a Borrowing of any Type into a B/A or B/A Equivalent Loan, if a Default has occurred and is continuing.

(4) Deemed Election to Convert. In the absence of a timely and proper election with regard to B/A Borrowings, the Borrower shall be deemed to have elected to convert such B/A Borrowings to Canadian Prime Borrowings on the last day of the Contract Period of the relevant B/A Borrowings.

2.4	Funding of Borrowings.

(1) Funding. Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in Section 2.21. The Administrative Agent shall make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent in Toronto and designated by the Borrower in the applicable Borrowing Request; provided that Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.19 shall be remitted by the Administrative Agent to the Issuing Bank.

(2) Each Lender’s Share of Borrowing. Unless the Administrative Agent has received written notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.4(1) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the Administrative Agent shall seek repayment of such corresponding amount, firstly, from the applicable Lender and, secondly, from the Borrower, if the applicable Lender does not immediately repay such corresponding amount. The applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at the interest rate applicable to Canadian Prime Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Any payment by a

- 44 -	HEXO Credit Agreement

Borrower shall be made without prejudice to any claim the Borrower may have against a Defaulting Lender.

2.5	Interest and Acceptance Fees.

(1) Interest. The Loans comprising each Canadian Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Canadian Prime Rate plus the Applicable Margin from time to time in effect.

(2) Acceptance Fee. The Loans comprising each B/A Borrowing shall be subject to the Acceptance Fee which shall be payable as set out in Section 2.11.

(3) Before and After Judgment Interest. Notwithstanding the foregoing, if an Event of Default shall have occurred and be continuing the Loans shall bear interest, after as well as before judgment:

(a)

if the Administrative Agent so notifies the Borrower in writing, subject to Section 2.5(3)(b), at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to 2% plus the rate otherwise applicable to Canadian Prime Loans;

(b)

if (i) a Security Document creates a mortgage on real property or a hypothec on immovables, or (ii) the rate provided for in Section 2.5(3)(a) is otherwise determined to be unenforceable, then, in either case, at a rate per annum equal to the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to the rate otherwise applicable to Canadian Prime Loans;

provided that, without limiting the effect of Section 2.5(3)(b)(ii), nothing in Section 2.5(3)(b)(ii) shall preclude the operation of Section 2.5(3) where:

(c)	a Security Document that creates a mortgage on real property or a hypothec on immovables also creates a Lien on other property and assets; or

(d)	the principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is also secured by a Lien other than a mortgage on real property or a hypothec on immovables.

(4) Accrued Interest. Accrued interest on each Loan (other than B/A Borrowings) shall be payable in arrears on (a) each applicable Interest Payment Date, (b) in the case of Revolving Loans, upon termination of the Revolving Credit Commitments, and (c) in the case of Term Loans, upon termination of the Term Credit Commitments. In addition, in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest on overdue amounts shall be payable upon demand.

(5) Days Interest Payable. All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day. The applicable Canadian Prime Rate or Discount Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

- 45 -	HEXO Credit Agreement

(6)	Yearly Rate of Interest.

(a)

For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid under any Loan Document is to be calculated on the basis of a 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(b)	The Borrower acknowledges and confirms that:

(i)	clause (a) above satisfies the requirements of Section 4 of the Interest Act (Canada) to the extent it applies to the expression or statement of any interest payable under any Loan Document; and

(ii)	each Credit Party is able to calculate the yearly rate or percentage of interest payable under any Loan Document based upon the methodology set out in clause (a) above.

(c)

The Borrower agrees not to, and to cause each Credit Party not to, plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Loan Documents, that the interest payable thereunder and the calculation thereof has not been adequately disclosed to any Credit Party, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable Law or legal principle.

(d)

Notwithstanding anything to the contrary contained in this Agreement, if the amount of interest payable under any Loan Document is reduced by virtue of the application of Section 4 of the Interest Act (Canada), then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7.1(f) and (g) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the amount of such reduction.

(7) Criminal Interest. If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by applicable Law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest or the amount or rate of any Acceptance Fee required to be paid to the affected Lender under Section 2.5; and

(b)

thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

- 46 -	HEXO Credit Agreement

(8) Reconciliation for Additional Interest and Fees. Notwithstanding anything to the contrary contained in this Agreement, if, as a result of any restatement or other adjustment to the financial statements delivered under this Agreement (including any adjustment to unaudited financial statements as a result of subsequent audited financial statements) or for any other reason, the Borrower or the Lenders determine that the Total Leverage Ratio as of any applicable date was inaccurate and, as a result of such occurrence the Applicable Margins applicable to any Loans or any fees for any period were lower than would otherwise be the case, then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7.1(f) and (g) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the excess of the amount of interest and fees that should have been paid by the Borrower for such period over the amount of interest and fees actually paid by the Borrower for such period, plus interest on such amount at the rate otherwise applicable herein. The Borrower’s obligations under this Section 2.5(8) shall survive the termination of the Commitments and the repayment of all Indebtedness hereunder.

2.6	Termination and Reduction of Commitments; Extensions.

(1) Maturity Dates. Unless previously terminated, the Revolving Credit Commitments and the Term Credit Commitments shall terminate on the Maturity Date.

(2) Cancellation of Unused Credit. The Borrower may, upon five Business Days prior written notice to the Administrative Agent, permanently cancel any unused portion of the Revolving Credit or the Term Credit, without penalty. The Administrative Agent shall promptly notify each Revolving Credit Lender or Term Credit Lender (as the case may be) of the receipt by the Administrative Agent of any such notice. Any such cancellation shall be applied (a) rateably in respect of the Revolving Credit Commitments of each Revolving Credit Lender in the case of a cancellation of part of the Revolving Credit and (b) rateably in respect of the Term Credit Commitments of each Term Credit Lender in the case of a cancellation of part of the Term Credit. Each notice delivered by the Borrower pursuant to this Section 2.6(2) shall be irrevocable.

(3) Extensions. On each anniversary of the Closing Date (the unextended Maturity Date being referred to in Section 2.6 as, an “Extension Date”), the Borrower may, subject to satisfaction of the conditions precedent for a Borrowing set forth in Sections 4.2(a) and 4.2(b), deliver to the Administrative Agent a request for an extension of the Extension Date for a period of up to 365 days after the then applicable Extension Date (the “Extension Request”); provided that the Borrower may withdraw an Extension Request, even if the Required Lenders have already consented to such Extension Request, by notice in writing delivered to the Administrative Agent not later than the close of business on the third Business day prior to the Extension Date. The Administrative Agent shall promptly notify the Lenders of its receipt of any Extension Request, with particulars thereof. Within 30 days after the Administrative Agent has notified a Lender of its receipt of an Extension Request, such Lender shall notify the Borrower and the Administrative Agent of its election to extend or not extend the Extension Date as requested in such Extension Request (which election to extend or not extend shall be made by each such Lender in its sole and absolute discretion). Any failure by any Lender to notify the Borrower and the Administrative Agent of its election to extend or not extend the Extension Date as requested in such Extension Request shall be deemed to be a refusal to extend the Extension Date. Unless the Extension Request has been withdrawn by the Borrower in accordance with the proviso above, if the Required Lenders approve in writing the extension of the Extension Date requested in such Extension Request, the Extension Date shall automatically and without any further action by any Person be extended for the period specified in such Extension Request; provided that each such extension shall be for a maximum of 365 days, and if an Extension Request has been made, but there are one or more Lenders which do not consent in writing to the Extension Request within 35 days after receipt of the notice of the Extension Request from the

- 47 -	HEXO Credit Agreement

Administrative Agent (a “Non-Extending Lender”), then the Borrower shall be entitled to choose one of the following options, and the Borrower shall notify the Administrative Agent of its choice not later than 10 days prior to the Extension Date:

(a)

the Borrowings under the applicable Credit of any Non-Extending Lender shall be repaid on the Maturity Date (without giving effect to the extension requested in such Extension Request, with respect to the Non-Extending Lender only);

(b)

at the sole expense of the Borrower, upon notice to such Lender and the Administrative Agent, the Commitments under the applicable Credit of any Non-Extending Lender shall be assigned to (and assumed by) an assignee permitted under Section 9.4 upon payment by the assignee to the Non-Extending Lender of an amount equal to the outstanding principal of the Loans under the applicable Credit and participation in LC Disbursements and Swingline Loans thereunder, if any, accrued interest thereon, accrued fees and all other amounts payable to the Non-Extending Lender hereunder in respect of such Credit, provided that (i) such assignment does not conflict with any applicable Law, and (ii) any assignee which becomes a Lender as a result of such an assignment shall be deemed to have consented to the applicable Extension Request and, therefore, shall not be a Non-Extending Lender; or

(c)	the Borrower may withdraw the applicable Extension Request.

(4) Non-Extending Lenders. Any Non-Extending Lender shall provide to the Borrower its full co-operation in facilitating the assignment of the applicable Commitment of such Non-Extending Lender to an assignee permitted hereunder (which assignee may be another Lender, if such assignee Lender accepts such assignment) identified by the Borrower that is ready, willing and able to be an assignee with respect thereto. If an Extension Request has been made and if, within 35 days after receipt by the Lenders of the notice of the Extension Request from the Administrative Agent, the Required Lenders have not approved in writing the extension of the Extension Date requested in an Extension Request, the Extension Date shall not be extended pursuant to such Extension Request. The Administrative Agent shall promptly notify the Lenders and the Borrower of (a) any extension of the Extension Date pursuant to Section 2.6, and (b) of any Lender which becomes a Non-Extending Lender.

2.7	Repayment of Loans.

(1) Repayment of Revolving Credit. The Borrower hereby unconditionally promises to pay (a) to the Administrative Agent for the account of the Revolving Credit Lenders the outstanding principal amount of the Revolving Loans on the Maturity Date, and (b) to the Swingline Lender the then unpaid principal amount of each Swingline Loan outstanding on the Maturity Date; provided that on each date that a Revolving Borrowing is made, the Borrower shall repay all Swingline Loans then outstanding.

(2) Repayment of Term Credit. The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Term Credit Lenders the outstanding principal amount of the Term Loans in instalments in the amounts and on the dates set forth below (in each case as reduced by the application of any prepayments made pursuant to Section 2.9) with such payments to be applied on a pro rata basis to the Term Loans of each Term Credit Lender based upon its Applicable Percentage at the time of such payment:

- 48 -	HEXO Credit Agreement

Date	Amount

July 31, 2019 and each Quarterly Date thereafter	An amount equal to 2.50% of the aggregate amount of the Term Loans advanced prior to such date

On the Maturity Date.	The remaining unpaid amount of the Term Loans

2.8	Evidence of Debt.

(1) Accounts of Indebtedness. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Borrowing made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(2) Account Details. The Administrative Agent shall maintain accounts in which it shall record (a) the amount of each Borrowing made hereunder, the class and Type thereof and, in the cases of Bankers’ Acceptances, the relevant Contract Period applicable thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (c) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(3) Accounts Conclusive. The entries made in the accounts maintained pursuant to Sections 2.8(1) and (2) shall be conclusive evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Borrowings in accordance with the terms of this Agreement. In the event of a conflict between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern.

2.9	Prepayments.

(1) Borrowing Base. If at any time the aggregate Revolving Credit Exposure of the Lenders exceeds the Borrowing Base, then the Borrower shall immediately pay to the Administrative Agent, for the account of the Revolving Credit Lenders, the amount of such excess to be applied (a) as a prepayment of the Revolving Loans and Reimbursement Obligations outstanding, and (b) thereafter as LC Cover for any LC Exposure under the Revolving Credit in an amount of such remaining excess.

(2) Currency Fluctuations. If at any time the Revolving Credit Exposure of any Lender exceeds its Revolving Credit Commitment (any such excess being referred to in this Section 2.9(2) as a “Currency Excess Amount”), then the Borrower shall immediately pay to the Administrative Agent, for the account of such Lender, an amount equal to the Currency Excess Amount with respect to such Lender to be applied (a) as a prepayment of the Loans and Reimbursement Obligations outstanding to such Lender, and (b) thereafter as LC Cover to such Lender for its LC Exposure under the Revolving Credit in an amount of such remaining Currency Excess Amount. If any Currency Excess Amount with respect to any Lender is equal to or greater than 3% of the Commitment of such Lender for the applicable Credit, then the repayment of the Currency Excess Amount to such Lender shall be made by the Borrower within one Business Day after the Administrative Agent requests such repayment. If any Currency Excess Amount with respect to any Lender is less than 3% of the Commitment of such Lender for such Credit, then the repayment of the Currency Excess Amount to such Lender shall be made on the next Quarterly Date. The Administrative Agent shall request repayment of any Currency Excess Amount forthwith upon

- 49 -	HEXO Credit Agreement

request therefor by any Lender, but the Administrative Agent is not otherwise required to monitor Currency Excess Amount levels or to request repayment thereof.

(3) Mandatory Loan Prepayments.

(a)

In the event of an Asset Disposition by any Credit Party, the Borrower shall, within five Business Days of such Asset Disposition, prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to the amount of Net Proceeds; provided that this prepayment requirement shall not apply:

(i)

to that portion of such Net Proceeds which, when aggregated with the Net Proceeds from any other Asset Disposition made in the same Fiscal Year in respect of which payment has not been made pursuant to Section 2.9(3), is less than $1,000,000;

(ii)

to that portion of such Net Proceeds used by a Credit Party to purchase replacement assets within 180 days of such Asset Disposition if (A) such Credit Party commits to effect such purchase within 180 days of such Asset Disposition and effects such purchase within 180 days thereafter, and (B) the Borrower has notified the Administrative Agent of its intention to apply the Net Proceeds in such manner; or

(iii)	to any Net Proceeds from an F&F Disposition.

(b)

Prepayments of the Loans pursuant to Section 2.9(3) shall be applied to the permanent prepayment of the Amortization Payments required to be made in respect of the Term Credit, in inverse order of maturity. In the case of any prepayment pursuant to this Section 2.9(3), the Borrower shall provide to the Administrative Agent written notice of such prepayment at least three Business Days prior to the date such prepayment is to be made; provided that any failure to do so shall not relieve the Borrower of the prepayment obligation in question.

(4) Voluntary Prepayments. The Borrower may, at its option, at any time and from time to time, prepay the Loans, in whole or in part, upon giving three Business Days’ prior written notice to the Administrative Agent. Such notice shall specify the date and amount of prepayment and whether the prepayment is of (i) Revolving Loans or Term Loan (or a combination thereof), and (ii) Canadian Prime Loans, and, in each case if a combination thereof, the principal amount allocable to each. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein. Prepayment of the Term Loans pursuant to this Section 2.9(4) shall be applied against all of the Amortization Payments in the inverse order of maturity. Each voluntary prepayment of any Canadian Dollar-denominated Term Loan shall be in a minimum principal amount of Cdn.$1,000,000 and in an integral multiple of Canadian $100,000, provided that the Administrative Agent may, in its sole discretion, increase or reduce any Term Credit Lender’s portion of such voluntary prepayment to the nearest Cdn.$1,000. No prepayment of a Term Loan may be reborrowed.

(5) Notice by Borrower. Each notice provided by the Borrower hereunder in respect of any prepayment hereunder shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid. Each partial voluntary prepayment of any Borrowing under the Term Credit shall be permanent and shall be in an amount that would be permitted in the case of a Borrowing as provided in Section 2.2(3).

- 50 -	HEXO Credit Agreement

(6) Notice by Administrative Agent. Upon receipt of a notice of prepayment pursuant to Section 2.9, the Administrative Agent shall promptly notify each Applicable Lender of the contents thereof and of such Lender’s share of such prepayment based upon its Applicable Percentage

(7) General. Any amount required to be prepaid on a date pursuant to Section 2.9 shall be due and payable together with any amount payable pursuant to Section 2.14 and accrued interest to such date on such amount in accordance with Section 2.5(4). For the avoidance of doubt, any prepayment of a B/A (or B/A Equivalent Loan) shall be applied against the face amount (or undiscounted amount) thereof. Any prepayment pursuant to Sections 2.9(1), (2) or (3) shall be applied within a Credit first to Canadian Prime Rate Loans and second to B/A’s or B/A Equivalent Loans, and the Borrower shall convert funds received pursuant to Section 2.9(3)(a) or (b) as required to do so. No prepayment of any Term Loan may be reborrowed.

2.10	Fees.

(1) Standby Fees. The Borrower shall pay to the Administrative Agent for the account of and distribution to each Revolving Credit Lender a standby fee for the period commencing on the Closing Date to and including the Maturity Date (or such earlier date as the Revolving Credit Commitments shall have been terminated entirely), computed at a rate per annum equal to the rate stipulated under “Standby Fee” in the definition of Applicable Margin on the excess amount of the Revolving Credit Commitment of such Revolving Credit Lender over its Revolving Credit Exposure. The Borrower shall pay to the Administrative Agent for the account of and distribution to each Term Credit Lender a standby fee for the period commencing on the Closing Date to and including December 31, 2019 (or such earlier date as the Term Credit Commitments shall have been terminated entirely), computed at a rate per annum equal to the rate stipulated under “Standby Fee” in the definition of Applicable Margin on the excess amount of the Term Credit Commitment of such Term Credit Lender over its Term Credit Exposure. Each such standby fee shall be (a) payable in arrears on each Quarterly Date, commencing on the first Quarterly Date to occur after the Closing Date, and on the date on which the Revolving Credit Commitments or Term Credit Commitments, as applicable, terminate, and (b) computed daily on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but including the last day).

(2) Participation and Fronting Fees. The Borrower shall pay:

(a)

to the Administrative Agent for the account of each Revolving Credit Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the Applicable Margin for Letters of Credit on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of the date on which such Lender’s Revolving Credit Commitment terminates and the date on which such Lender ceases to have any LC Exposure; and

(b)

to the Issuing Bank a fronting fee, which shall accrue at the rate of 0.25% per annum on the daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements and that portion attributable to the Issuing Bank) during the period from and including the Closing Date to but excluding the later of the date of termination of the Revolving Credit Commitments and the date on which there ceases to be any LC Exposure, as well as the Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder.

- 51 -	HEXO Credit Agreement

Participation fees and fronting fees shall be (a) payable on each Quarterly Date and on the date on which the Revolving Credit Commitments terminate, and (b) computed daily on the basis of a year of 365 days or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day and the last day). Participation and fronting fees accruing after the date on which the Revolving Credit Commitments terminate shall be payable on demand.

(3) Upfront Fees. The Borrower shall pay to the Administrative Agent, for the account of each Lender, an upfront fee equal to 0.45% of such Lender’s aggregate Commitments on the Closing Date, the entirety of which upfront fee shall be due and payable on the Closing Date.

(4) Fees to Administrative Agent. The Borrower shall pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon in the Fee Letter.

(5) Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the Issuing Bank, in the case of fees payable to it) for distribution, in the case of standby and participation fees, to the Lenders. Fees paid shall not be refundable except in the case of manifest error in the calculation of any fee payment.

2.11	Bankers’ Acceptances.

(1) Request for B/A Borrowings. Subject to the terms and conditions of this Agreement, the Borrower may request a Borrowing by presenting drafts for acceptance and purchase as B/As by the Lenders. The Borrower shall not be entitled to obtain or roll over any B/A Borrowings or B/A Equivalent Loans at any time that a Default or an Event of Default has occurred and is continuing.

(2) Contract Period. No Contract Period with respect to a B/A to be accepted and purchased under the Revolving Credit or Term Credit shall extend beyond the Maturity Date.

(3) Lender as Power of Attorney. To facilitate availment of B/A Borrowings, the Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf (in accordance with a Borrowing Request relating to a B/A Borrowing), in handwriting, by facsimile, electronic mail or mechanical signature as and when deemed necessary by such Lender, blank forms of B/As in the form requested by such Lender. Each Lender shall maintain an adequate supply of blank forms of B/As for acceptance under this Agreement. The Borrower recognizes and agrees that all B/As signed or endorsed by a Lender on behalf of the Borrower shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower. Each Lender is hereby authorized (in accordance with a Borrowing Request relating to a B/A Borrowing) to issue such B/As endorsed in blank in such face amounts as may be determined by such Lender; provided that the aggregate amount thereof is equal to the aggregate amount of B/As required to be accepted and purchased by such Lender. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or wilful misconduct of the Lender or its officers, employees, agents or representatives. Each Lender shall maintain a record with respect to B/As (a) received by it in blank hereunder, (b) voided by it for any reason, (c) accepted and purchased by it hereunder, and (d) cancelled at their respective maturities. On request by or on behalf of the Borrower, a Lender shall cancel all forms of B/A which have been pre-signed or pre-endorsed on behalf of the Borrower and which are held by such Lender and are not required to be issued in accordance with the Borrower’s irrevocable notice. Alternatively, the Borrower agrees that, at the request of the Administrative Agent, the Borrower shall deliver to the Administrative Agent a “depository note” which complies with the requirements of the Depository Bills and Notes Act (Canada), and consents to the deposit of any such depository note in the book-based debt clearance system maintained by the Canadian Depository for Securities.

- 52 -	HEXO Credit Agreement

(4) B/A Signatory. Drafts of the Borrower to be accepted as B/As hereunder shall be signed as set out in Section 2.11. Notwithstanding that any person whose signature appears on any B/A may no longer be an authorized signatory for any Lender or the Borrower at the date of issuance of a B/A, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such B/A so signed shall be binding on the Borrower.

(5) B/A Amounts. Promptly following receipt of a Borrowing Request specifying a Borrowing by way of B/As, the Administrative Agent shall so advise the Lenders and shall advise each Lender of the aggregate face amount of the B/As to be accepted by it and the applicable Contract Period (which shall be identical for all Lenders). In the case of B/A Borrowings under the Revolving Credit, the aggregate face amount of the B/As to be accepted by the Lenders shall be in a minimum aggregate amount of Cdn.$1,000,000 and shall be a whole multiple of Cdn.$100,000, and such face amount shall be in the Revolving Credit Lenders’ pro rata portions of such Borrowing, provided that the Administrative Agent may, in its sole discretion, increase or reduce any Revolving Credit Lender’s portion of such B/A Borrowing to the nearest Cdn.$1,000 without reducing the overall Revolving Credit Commitments. In the case of B/A Borrowings under the Term Credit, the aggregate face amount of the B/As to be accepted by the Term Credit Lenders shall be in a minimum aggregate amount of Cdn.$1,000,000 and shall be a whole multiple of Cdn.$100,000, and such face amount shall be in the Term Credit Lenders’ pro rata portions of such Borrowing, provided that the Administrative Agent may in its sole discretion increase or reduce any Term Credit Lender’s portion of such B/A Borrowing to the nearest Cdn.$1,000 without reducing the overall Term Credit Commitments.

(6) Acceptance of B/A. Upon acceptance of a B/A by a Lender, such Lender shall purchase, or arrange for the purchase of, each B/A from the Borrower at the Discount Rate for such Lender applicable to such B/A accepted by it and provide to the Administrative Agent the Discount Proceeds therefor for the account of the Borrower. The Acceptance Fee payable by the Borrower to a Lender under Section 2.5 in respect of each B/A accepted by such Lender shall be set off against the Discount Proceeds payable by such Lender under Section 2.11.

(7) Lender’s Rights Re B/A. Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all B/As accepted and purchased by it.

(8) B/A Equivalent Loans. If a Lender notifies the Administrative Agent in writing that it is unable or unwilling to accept Bankers’ Acceptances, such Lender shall, instead of accepting and purchasing Bankers’ Acceptances, make a Loan (a “B/A Equivalent Loan”) to the Borrower in the amount and for the same term as the draft which such Lender would otherwise have been required to accept and purchase hereunder. Each such Lender shall provide to the Administrative Agent the Discount Proceeds of such B/A Equivalent Loan for the account of the Borrower. Each such B/A Equivalent Loan shall bear interest at the same rate which would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a Bankers’ Acceptance for the relevant Contract Period (it being the intention of the parties that each such B/A Equivalent Loan shall have the same economic consequences for the Lenders and the Borrower as the Bankers’ Acceptance which such B/A Equivalent Loan replaces). All such interest shall be paid in advance on the date such B/A Loan is made, and shall be deducted from the principal amount of such B/A Equivalent Loan in the same manner in which the Discount Proceeds of a Bankers’ Acceptance would be deducted from the face amount of the Bankers’ Acceptance. Subject to repayment requirements, on the last day of the relevant Contract Period for such B/A Equivalent Loan, the Borrower shall be entitled to convert each such B/A Equivalent Loan into another type of Loan, or to roll over each such B/A Equivalent Loan into another B/A Equivalent Loan, all in accordance with the applicable provisions of this Agreement.

- 53 -	HEXO Credit Agreement

(9) Notice of Intention to Issue B/As. With respect to each B/A Borrowing, at or before 10:00 a.m. one Business Day before the last day of the Contract Period of such B/A Borrowing, the Borrower shall notify the Administrative Agent by irrevocable telephone notice, followed by a Borrowing Request on the same day giving notice of rollover, if the Borrower intends to issue B/As on such last day of the Contract Period to provide for the payment of such maturing B/A Borrowing. If the Borrower fails to notify the Administrative Agent of its intention to issue B/As on such last day of the Contract Period, the Borrower shall provide payment to the Administrative Agent on behalf of the Lenders of an amount equal to the aggregate face amount of such B/A Borrowing on the last day of the Contract Period of thereof. If the Borrower fails to make such payment, such maturing B/As shall be deemed to have been converted on the last day of the Contract Period into a Canadian Prime Loan in an amount equal to the face amount of such B/As.

(10) Upon Maturity of B/As. The Borrower waives presentment for payment and any other defence to payment of any amounts due to a Lender in respect of a B/A accepted and purchased by it pursuant to this Agreement which might exist solely by reason of such B/A being held, at the maturity thereof, by such Lender in its own right, and the Borrower shall not claim any days of grace if such Lender, as holder, sues the Borrower on the B/A for payment of the amount payable by the Borrower thereunder. On the last day of the Contract Period of a B/A, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Lender that has accepted and purchased such B/A the full face amount of such B/A and, after such payment, the Borrower shall have no further liability in respect of such B/A and such Lender shall be entitled to all benefits of, and be responsible for all payments due to third parties under, such B/A.

(11) Participation. If a Lender grants a participation in a portion of its rights under this Agreement to a Participant under Section 9.4(5), then, in respect of any B/A Borrowing, a portion thereof may, at the option of such Lender, be by way of Bankers’ Acceptance accepted by such Participant. In such event, the Borrower shall upon request of the Administrative Agent or the Lender granting the participation execute and deliver a form of Bankers’ Acceptance undertaking in favour of such Participant for delivery to such participant.

2.12	Alternate Rate of Interest.

If prior to the commencement of any Contract Period for a B/A Borrowing:

(a)	the Administrative Agent determines (which determination shall be conclusive absent manifest error) that there is no market for B/As; or

(b)

the Administrative Agent is advised by a Lender that the Discount Rate for such Contract Period will not adequately and fairly reflect the cost to such Lender of issuing or maintaining its B/As included in such Borrowing for such Contract Period, then the Administrative Agent shall give written notice thereof to the Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Borrowing Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a B/A Borrowing, shall be ineffective, and (B) if any Borrowing Request requests a B/A Borrowing, such Borrowing shall be made as a Canadian Prime Borrowing; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for B/A Borrowings, may be made to Lenders that are not affected thereby.

- 54 -	HEXO Credit Agreement

2.13	Increased Costs; Illegality.

(1)	Compensation for Increased Costs. If any Change in Law shall:

(a)	impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(b)

impose on any Lender or the Issuing Bank any other condition affecting this Agreement (including the imposition on any Lender of, or any change to, any Tax or other charge with respect to its Loans or any Letter of Credit or participation therein, or its obligation to make Loans or issue or participate in any Letter of Credit), and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrower shall pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(2) Compensation for Reduced Rate of Return. If any Lender or the Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or liquidity or on the capital or liquidity of such Lender’s holding company or the Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy or liquidity and such Lender’s desired return on capital), then from time to time the Borrower shall pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered. Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, and Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a Change in Law for purposes of this Section 2.13(2) regardless of the date enacted, adopted, issued or implemented.

(3) Certificate. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender as specified in Sections 2.13(1) or (2), together with a brief description of the Change of Law, shall be delivered to the Borrower by such Lender, and shall be conclusive absent manifest error. In preparing any such certificate, a Lender shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions. The Borrower shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

- 55 -	HEXO Credit Agreement

(4) Illegality. If any Lender determines that it is unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. For the avoidance of doubt, such suspension shall occur notwithstanding that the activity in question was unlawful on the Closing Date. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay (or, if conversion would avoid the activity that is unlawful, convert) any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

2.14	Break Funding Payments.

In the event of the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.14 shall be delivered to the Borrower by such Lender and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

2.15	Taxes.

(1) Gross-up for Taxes. Any and all payments by or on account of any obligation of the Borrower hereunder or under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by applicable Laws; provided that if the Borrower shall be required to deduct or withhold any Taxes from such payments, then (a) in the case of Indemnified Taxes, the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under Section 2.15), the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deduction or withholding been made, (b) the Borrower shall make such required deduction or withholding, and (c) the Borrower shall pay to the relevant Governmental Authority the full amount deducted or withheld in accordance with, and within the time limits prescribed by, applicable Law.

(2) Stamp and Other Taxes. In addition to the payments by the Borrower required by Section 2.15(1), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with applicable Law.

(3) Indemnity for Taxes. The Borrower shall indemnify the Administrative Agent, each Lender and the Issuing Bank, within 30 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent, such Lender or the Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or

- 56 -	HEXO Credit Agreement

under any Loan Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under Section 2.15) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or the Issuing Bank, or by the Administrative Agent on its own behalf or on behalf of a Lender or the Issuing Bank, shall be conclusive absent manifest error.

(4) Evidence of Tax Payments. As soon as practicable after any payment of Indemnified Taxes described in Section 2.15(1) or (2) by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(5) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Credit Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Credit Parties to do so), and (ii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (5).

(6) Status of Lenders. Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, prior to the date on which such Lender becomes a Lender under this Agreement or acquired an interest therein and at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(7) Treatment of Certain Refunds and Tax Reductions. If a Lender determines, in its discretion, that it has received a refund of any Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts or that, because of the payment of such Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower with respect to the Taxes giving rise to such refund or reduction), net of all reasonable out-of-pocket expenses of the applicable Lender, and without interest

- 57 -	HEXO Credit Agreement

(other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower, upon the request of a Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Lender if such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require a Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person or to arrange its affairs in any particular manner.

2.16	Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(1) Payments. The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, amounts payable under any indemnity contained herein, or otherwise hereunder) prior to 12:00 noon, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Payment Office, except that payments pursuant to Sections 2.10(2)(b), 2.13, 2.14, 2.15 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under this Agreement shall be made in Canadian Dollars. The Borrower hereby authorizes the Administrative Agent to debit the general operating bank account of the Borrower which is maintained with the Administrative Agent to effect any payment due to the Lenders or the Administrative Agent pursuant to this Agreement. Any resulting overdraft in such account shall be payable by the Borrower to the Administrative Agent in same day funds.

(2) Allocation of Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (a) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (b) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(3) Allocation of Funds in Event of Default. If an Event of Default shall have occurred and be continuing, and the maturity of the Loans shall have been accelerated pursuant to Section 7.1, all payments or proceeds received by the Administrative Agent hereunder or under any other Loan Document in respect of any of the Secured Liabilities (including, but not limited to, Secured Cash Management Obligations and Secured Hedge Arrangements that are owing to any Secured Cash Management Provider or Secured Hedge Counterparty, as applicable), including, but not limited to all proceeds received by the Administrative Agent in respect of any sale of, any collection from, or other realization upon, all or any part of the Collateral, shall be applied as follows:

(a)

first, to the payment of all reasonable and documented costs and expenses of such sale, collection or other realization, including reasonable and documented compensation to the Administrative Agent and its agents and outside counsel, and all other reasonable and documented expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith, and all amounts for which the Administrative Agent is

- 58 -	HEXO Credit Agreement

entitled to indemnification hereunder or under any other Loan Document (in its capacity as Administrative Agent and not as a Lender), and to the payment of all reasonable and documented costs and expenses paid or incurred by the Administrative Agent in connection with the exercise of any right or remedy hereunder or under any other Loan Document, all in accordance with the terms hereof or thereof;

(b)	second, to the extent of any excess of such payments or proceeds, to the rateable payment of any accrued interest, fee or commission due but unpaid under this Agreement;

(c)	third, to the extent of any excess of such payments or proceeds, to the rateable payment of the Loans, LC Cover, the Secured Hedge Obligations and the Secured Cash Management Obligations;

(d)	fourth, to the extent of any excess of such payments or proceeds, to the payment of any other amount due but unpaid under the Loan Documents; and

(e)

fifth, to the extent of any excess of such payments or proceeds, to the payment to or upon the order of the Borrower or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Notwithstanding the foregoing, in no event shall payments or proceeds received by the Administrative Agent from a Guarantor or in respect of its Collateral be applied against Excluded Swap Obligations of such Guarantor.

(4) Sharing of Set-Offs. If any Secured Party shall obtain payment in respect of any of its Secured Liabilities (including by way of set-off or counterclaim) resulting in such Secured Party receiving payment of a greater proportion of the aggregate amount of its Secured Liabilities than the proportion received by any other Secured Party on its Secured Liabilities, then the Secured Party receiving such greater proportion shall purchase (for cash at face value) participations in the Secured Liabilities owed to other Secured Parties (as applicable) to the extent necessary so that the benefit of all such payments shall be shared by the Secured Parties rateably in accordance with the aggregate amount of their respective Secured Liabilities; provided that (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (b) this Section 2.16(4) shall not apply to:

(i)	any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement;

(ii)	any payment obtained by a Lender as consideration for the assignment of, or sale of a participation in, any of its Loans (including participations in LC Disbursements and Swingline Loans);

(iii)	any payment made by or on behalf of a Credit Party under or in connection with any Secured Cash Management Services when no Event of Default has occurred and is continuing;

(iv)	netting under or as between Secured Hedge Arrangements

(v)	netting as between bank accounts maintained by a Lender and/or its Lender Affiliates; and

- 59 -	HEXO Credit Agreement

(vi)	any Permitted Hedge Payment.

The Borrower hereby consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(5) Assumption of Payment; Reimbursement of Agent. Unless the Administrative Agent shall have received written notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable default rate for Canadian Prime Loans.

(6) Failure of Lender to Make Payment. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.16(5), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2.16(5) until all such unsatisfied obligations are fully paid.

(7) No Deemed Obligation for Source of Funds. Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.17	Currency Indemnity.

If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Agreement or under any other Loan Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario. In the event that there is a change in the rate of exchange prevailing between the Business Day immediately preceding the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrower shall, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement or such other Loan Document in the Currency Due. If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other

- 60 -	HEXO Credit Agreement

Loan Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Loan Document or under any judgment or order.

2.18	Mitigation Obligations; Replacement of Lenders.

(1) Mitigation. If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then upon the written request of the Borrower, such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Lender Affiliates, if, in the judgment of such Lender, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 2.13 or 2.15, as the case may be, in the future, and (b) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower shall pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(2) Replacement of Lender. If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, or if any Lender is a Defaulting Lender or if any Lender is a Non-Consenting Lender, then the Borrower may, at its sole expense (including the processing and recording fee contemplated by Section 9.4(2)) and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (a) if such assignee is not otherwise a Lender, the Borrower shall have received the prior written consent of the Administrative Agent (and, if a Commitment is being assigned, the Issuing Bank and Swingline Lender), which consent shall not unreasonably be withheld, (b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (c) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. Each party hereto agrees (a) that an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (b) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to an be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided that any such documents shall be without recourse to or warranty by the parties thereto.

- 61 -	HEXO Credit Agreement

2.19	[Reserved].

2.20	Letters of Credit.

(1) General. Subject to the terms and conditions set out herein, the Borrower may request the issuance of Letters of Credit in an Approved Currency as an availment of the Revolving Credit Commitment, in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time up to the Maturity Date. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall govern. Notwithstanding anything herein to the contrary, the Issuing Bank shall have no obligation hereunder to issue, and shall not issue, any Letter of Credit the proceeds of which would be made available to any Person (i) to fund any activity or business of or with any Sanctioned Person, or in any country or territory that, at the time of such funding, is the subject of any Sanctions, (ii) in any manner that would result in a violation of any Sanctions by any party to this Agreement or (iii) in any manner that would result in a violation of one or more policies of such Issuing Bank applicable to letters of credit generally.

(2) Notice of Issuance, Amendment, Renewal, Extension, Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (at least five Business Days in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension, the date on which such Letter of Credit is to expire (which shall comply with Section 2.20(3)), the amount and currency (Approved Currencies only) of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the Issuing Bank, the Borrower also shall submit a letter of credit application on the Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (a) the aggregate LC Exposure shall not exceed $10,000,000, and (b) the aggregate Revolving Credit Exposure shall not exceed either the total Revolving Credit Commitments or the Borrowing Base.

(3) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (a) the date that is one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (b) the date that is five Business Days prior to the Maturity Date provided that any Letter of Credit may contain customary automatic renewal provisions agreed upon by the Borrower and the Issuing Bank pursuant to which the expiration date of such Letter of Credit (an “Auto Renewal Letter of Credit”) shall automatically be extended for consecutive periods of up to twelve (12) months (but, subject to the penultimate sentence of this Section 2.20(3), not to a date later than the date set forth in clause (b) above). Unless otherwise directed by the Issuing Bank, the Borrower shall not be required to make a specific request to the Issuing Bank for any such renewal. Once an Auto Renewal Letter of Credit has been issued, the Revolving Lenders shall be deemed to have authorized (but may not require) the Issuing Bank to permit the renewal of such Letter of Credit at any time to an expiry date not later than the date set forth in clause (b) above. Notwithstanding the foregoing to the contrary, a Letter of Credit may expire up to one year beyond the Maturity Date so long as the Borrower cash collateralizes an amount equal to 105% of the face amount of such Letter of Credit in the manner described in Section 2.20(10) or provides a backup letter of credit in

- 62 -	HEXO Credit Agreement

such amount and otherwise in form and substance acceptable to the Issuing Bank and the Administrative Agent in their discretion, in each case no later than thirty (30) days prior to the Maturity Date. For the avoidance of doubt, if the Maturity Date shall be extended pursuant to Section 2.6(3), “Maturity Date” as referenced in this clause (3) shall refer to the Maturity Date as extended pursuant to Section 2.6(3); provided that, notwithstanding anything in this Agreement (including Section 2.6(3) hereof) or any other Loan Document to the contrary, the Maturity Date, as such term is used in reference to the Issuing Bank or any Letter of Credit issued thereby, may not be extended without the prior written consent of the Issuing Bank.

(4) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Revolving Credit Lender, and each Revolving Credit Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Revolving Credit Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Revolving Credit Lender’s Applicable Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Borrower on the date due as provided in Section 2.20(5), or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2.20(4) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(5) Reimbursement. If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon on the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 10:00 a.m. on such date, or, if such notice has not been received by the Borrower prior to 10:00 a.m. on such date, then not later than 12:00 noon on (a) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m. on the day of receipt, or (b) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to 10:00 a.m. on the day of receipt; provided that the Borrower may, subject to the conditions to borrowing set out herein, request in accordance with Section 2.3 that such payment be financed with a Canadian Prime Borrowing or a Swingline Borrowing in an Equivalent Amount and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Canadian Prime Borrowing or Swingline Borrowing. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Credit Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Revolving Credit Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Credit Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Revolving Credit Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this Section 2.20(5), the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that Revolving Credit Lenders have made payments pursuant to this Section 2.20(5) to reimburse the Issuing Bank, then to such Revolving Credit Lenders and the Issuing Bank as their interests may appear. Any payment made by a Revolving Credit Lender pursuant to this Section 2.20(5) to reimburse the Issuing Bank for any LC Disbursement (other than the funding of Canadian Prime Borrowings or Swingline Borrowings as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

- 63 -	HEXO Credit Agreement

(6) Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in Section 2.20(5) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (a) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (b) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (c) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (d) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of Section 2.19, constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrower’s obligations hereunder. Neither the Administrative Agent, the Revolving Credit Lenders nor the Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to indirect, special, punitive or consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the Borrower and the Lenders agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(7) Disbursement Procedures. The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed in writing) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Issuing Bank and the Revolving Credit Lenders with respect to any such LC Disbursement.

(8) Interim Interest. If the Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate then applicable to Canadian Prime Loans. Interest accrued pursuant to this Section 2.20(8) shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Credit Lender pursuant to Section 2.20(5) to reimburse the Issuing Bank shall be for the account of such Revolving Credit Lender to the extent of such payment. Subject to the appointment and acceptance of a successor Issuing Bank, the Issuing Bank may resign as Issuing Bank at any time upon

- 64 -	HEXO Credit Agreement

thirty days’ prior written notice to the Administrative Agent, the Borrower and the Lenders, in which case, such Issuing Bank shall be replaced in accordance with Section 2.20(9) below.

(9) Replacement of the Issuing Bank. The Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Revolving Credit Lenders of any such replacement of the Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank. From and after the effective date of any such replacement, (a) the successor Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (b) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(10) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 66 2⁄3% of the total LC Exposure) demanding the deposit of LC Cover, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Issuing Bank or Borrower and for the benefit of the Revolving Credit Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7.1(g), 7.1(h), or 7.1(i). Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposure representing greater than 66 2⁄3% of the total LC Exposure), be applied to satisfy other obligations of the Borrower under this Agreement. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived or the total LC Exposure is reduced to nil.

(11) Letters of Credit Issued for Account of Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder supports any obligations of, or is for the account of, a Subsidiary, or states that a Subsidiary is the “account party,” “applicant,” “customer,” “instructing party,” or the like of or for such Letter of Credit, and without derogating from any rights of the applicable Issuing Bank (whether arising by contract, at law, in equity or otherwise) against such Subsidiary in respect of such Letter of Credit, the Borrower (i) shall reimburse, indemnify and compensate the applicable Issuing Bank hereunder for such Letter of Credit (including to reimburse any and all drawings thereunder) as if such Letter of Credit had been issued solely for the account of the Borrower and (ii) irrevocably waives any

- 65 -	HEXO Credit Agreement

and all defenses that might otherwise be available to it as a guarantor or surety of any or all of the obligations of such Subsidiary in respect of such Letter of Credit. The Borrower hereby acknowledges that the issuance of such Letters of Credit for its Subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the businesses of such Subsidiaries.

2.21	Swingline Loans.

(1) General. Subject to the terms and conditions set out herein and as part of its Revolving Credit Commitment, the Swingline Lender commits to make Loans (each such Loan made under this Section 2.21, a “Swingline Loan”) to the Borrower from time to time during the period commencing on the Closing Date and ending on the Maturity Date (such commitment being the “Swingline Commitment”), in an aggregate principal amount at any time outstanding up to Cdn.$2,500,000; provided that the Swingline Lender shall not be required to extend further credit hereunder if such extension would result in (a) the Swingline Exposure at such time exceeding the amount of the Swingline Commitment, (b) the aggregate of the Revolving Credit Exposures exceeding either the total Revolving Credit Commitments or the Borrowing Base, or (c) a Swingline Loan refinancing an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set out herein, the Borrower may borrow, prepay and reborrow Swingline Loans.

(2) Interest; Overdrafts; Swingline Loan Requests. Subject to the terms and conditions set out herein, the Borrower shall be entitled to obtain Swingline Loans by way of overdraft on the Swingline Accounts, and at any given time the Canadian $ Amount of the outstanding principal amount of all Swingline Loans shall be equal to the aggregate amount by which the Swingline Accounts are overdrawn. Swingline Loans shall bear interest at a rate per annum equal to the rate applicable to a Canadian Prime Borrowing. Interest shall be payable on such dates, not more frequent than monthly, as may be specified by the Swingline Lender and in any event on the Maturity Date. The Swingline Lender shall be responsible for invoicing the Borrower for such interest. The interest payable on Swingline Loans is solely for the account of the Swingline Lender.

(3) Reallocation. At any time that an Event of Default has occurred and is continuing, the Swingline Exposure shall be adjusted as necessary so as to cause the Revolving Credit Exposure of each Revolving Credit Lender to equal its Applicable Percentage of the aggregate Revolving Credit Exposure of all Revolving Credit Lenders. Such adjustment shall be effected by either:

(a)	the Swingline Lender making Swingline Loans in the requisite amount(s) and advancing the proceeds thereof to other Revolving Credit Lenders in repayment of their Revolving Credit Loans; or

(b)

the Revolving Credit Lenders other than the Swingline Lender making Revolving Credit Loans in the requisite amounts(s) and advancing the proceeds thereof to the Swingline Lender in repayment of Swingline Loans, and the Borrower irrevocably authorizes and directs such Borrowings to be automatically made and the proceeds thereof so applied.

(4) The Swingline Lender may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Swingline Lender and the successor Swingline Lender. The Administrative Agent shall notify the Lenders of any such replacement of the Swingline Lender. At the time any such replacement shall become effective, the Borrower shall pay all unpaid interest accrued for the account of the replaced Swingline Lender. From and after the effective date of any such replacement, (i) the successor Swingline Lender shall have all the rights and obligations of the replaced

- 66 -	HEXO Credit Agreement

Swingline Lender under this Agreement with respect to Swingline Loans made thereafter, and (ii) references herein to the term “Swingline Lender” shall be deemed to refer to such successor or to any previous Swingline Lender, or to such successor and all previous Swingline Lenders, as the context shall require. After the replacement of a Swingline Lender hereunder, the replaced Swingline Lender shall remain a party hereto and shall continue to have all the rights and obligations of a Swingline Lender under this Agreement with respect to Swingline Loans made by it prior to its replacement, but shall not be required to make additional Swingline Loans.

(5) Subject to the appointment and acceptance of a successor Swingline Lender, the Swingline Lender may resign as a Swingline Lender at any time upon thirty (30) days’ prior written notice to the Administrative Agent, the Borrower and the Lenders, in which case, such Swingline Lender shall be replaced in accordance with Section 2.21(4) above.

2.22	Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender is a Defaulting Lender, then the following provisions shall apply to such Lender for so long as it remains a Defaulting Lender:

(a)	fees shall cease to accrue pursuant to Section 2.10(1) on the unfunded portion of the Revolving Credit Commitment of such Defaulting Lender;

(b)

the Revolving Credit Commitments and Term Credit Commitments of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.2); provided that any waiver or amendment which affects such Defaulting Lender differently than other Lenders generally shall require the consent of such Defaulting Lender;

(c)

any amount owing by a Defaulting Lender to the Administrative Agent or another Lender that is not paid when due shall bear interest at the interest rate applicable to Canadian Prime Loans under the Revolving Credit;

(d)

any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender other than in respect of the assignment of such Defaulting Lender’s Loans and Commitments) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, pro rata, to the payment of any amounts owing by such Defaulting Lender to the Issuing Bank hereunder, (iii) third, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, (iv) fourth, held in such account as cash collateral for future funding obligations of the Defaulting Lender under this Agreement (the amount of such cash collateral not to exceed the Revolving Credit Commitment of such Defaulting Lender minus the outstanding principal amount of such Defaulting Lender’s Revolving Loans), (v) fifth, to the payment of any other amounts owing to the Lenders or the Issuing Bank hereunder, (vi) sixth, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a

- 67 -	HEXO Credit Agreement

result of such Defaulting Lender’s breach of its obligations under this Agreement, and (vii) seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a prepayment of the principal amount of any Loans or reimbursement obligations in respect of Letters of Credit with respect to which a Defaulting Lender has funded its participation obligations, such payment shall be applied solely to prepay the Loans of, and reimbursement obligations owed to, all Lenders other than Defaulting Lenders pro rata prior to being applied to the prepayment of any Loans, or reimbursement obligations owed to, any Defaulting Lender;

(e)

any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 7.1 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.11 shall be applied at such time or times as may be determined by the Administrative Agent as follows: (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; (ii) second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank hereunder; (iii) third, to cash collateralize the Issuing Banks’ LC Exposure with respect to such Defaulting Lender in accordance with this Section; (iv) fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; (v) fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) cash collateralize the Issuing Banks’ future LC Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with this Section; (vi) sixth, to the payment of any amounts owing to the Lenders or the Issuing Banks as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the Issuing Banks against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Financing Document; (vii) seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Financing Document; and (viii) eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or LC Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and LC Disbursements owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or LC Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in the Borrower’s obligations corresponding to such Defaulting Lender’s LC Exposure are held by the Lenders pro rata in accordance with the Commitments without giving effect to clause (d). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto;

- 68 -	HEXO Credit Agreement

(f)

if a Defaulting Lender is an Insolvent Defaulting Lender, any amount payable to such Defaulting Lender hereunder may, in lieu of being distributed pursuant to Section 2.22(d), be retained by the Administrative Agent to collateralize indemnification and reimbursement obligations of such Defaulting Lender hereunder in an amount determined by the Administrative Agent, acting reasonably;

(g)	if any Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender, then:

(i)

all or any part of the pro rata share of such Defaulting Lender in respect of the outstanding Letters of Credit shall be reallocated among the Revolving Lenders which are not Defaulting Lenders (in this Section 2.22, “Non-Defaulting Lenders”) in accordance with their respective Revolving Credit Commitments, provided that any such reallocation shall not cause any Non-Defaulting Lender to exceed its Revolving Credit Commitment;

(ii)

if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent cash collateralize for the benefit of the Issuing Bank the Borrower’s obligations corresponding to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.22(h), for so long as such Letters of Credit are outstanding;

(iii)

upon any reallocation pursuant to clause (i) above, the fees payable to the Lenders pursuant to Section 2.10(2) shall be adjusted in accordance with such Non-Defaulting Lenders’ Revolving Credit Commitment; and

(iv)

if all or any portion of such Defaulting Lender’s pro rata share of the outstanding Letters of Credit is cash collateralized pursuant to clause (ii) above, then, without prejudice to any rights or remedies of the Issuing Bank or any other Lender hereunder, all fees payable under Section 2.10(2) with respect to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit shall be payable to the Borrower.

(h)

so long as any Lender is a Defaulting Lender, the Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding pro rata share of the outstanding Letters of Credit will be 100% covered by the Revolving Credit Commitments of the Non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.22(g), and any newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 2.22(g) (and such Defaulting Lender shall not participate therein);

(i)

if required by Section 2.22(g)(ii), the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Credit Lenders (the “LC Collateral Account”), an amount in cash equal to the Canadian $ Amount of the outstanding Letters of Credit as of such date (as may be reduced from time to time) plus accrued and unpaid interest thereon. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Obligations of the Borrower under the Loan Documents. The Administrative Agent shall

- 69 -	HEXO Credit Agreement

have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for outstanding Letters of Credit for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the outstanding Letters of Credit at such time, until the expiry date of such Letters of Credit (in which case, to the extent such Letters of Credit are undrawn when they expire, the funds shall be returned to the Borrower); and

(j)

if the Administrative Agent, the Borrower, and the Issuing Bank each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the LC Exposure of the Revolving Credit Lenders shall be readjusted to reflect the inclusion of such Revolving Credit Lender’s Commitment and on such date such Revolving Credit Lender shall purchase at par such of the Loans of the other Revolving Credit Lenders as the Administrative Agent shall determine may be necessary in order for such Revolving Credit Lender to hold such Revolving Credit Loans in accordance with its Revolving Credit Commitment, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of any Borrower while that Lender was a Defaulting Lender; provided, further, that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

Except as otherwise expressly provided in this Section 2.22, no Revolving Credit Commitment of any other Lender shall be increased or otherwise affected, and performance by a Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of any Lender becoming a Defaulting Lender. The rights and remedies against a Defaulting Lender under this Section 2.22 are in addition to other rights and remedies which a Borrower may have against such Defaulting Lender as a result of it becoming a Defaulting Lender and which the Administrative Agent or any other Lender may have against such Defaulting Lender with respect thereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Borrower.

In order to induce the Administrative Agent and the Lenders to enter into this Agreement, to make any Loans hereunder and to issue any Letters of Credit hereunder, the Borrower represents and warrants to the Administrative Agent and each Lender that each statement set forth in this Article 3 is true and correct on the date hereof. For the avoidance of doubt, such representations are repeated as at the date of each Borrowing.

(1) Organization; Powers. Each Credit Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

- 70 -	HEXO Credit Agreement

(2) Authorization; Enforceability. The Transactions are within the Credit Parties’ corporate or partnership powers and have been duly authorized by all necessary corporate, partner and shareholder action, as applicable. This Agreement and the other Loan Documents have been duly executed and delivered by each Credit Party (as applicable) and constitute legal, valid and binding obligations of each Credit Party (as applicable), enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. Specifically but without limitation, Section 2.5(6)(a) satisfies the requirements of Section 4 of the Interest Act (Canada) to the extent it applies to the expression or statement of any interest payable under any Loan Document, and each Credit Party is able to calculate the yearly rate or percentage of interest payable under any Loan Document based upon the methodology set out in such Section.

(3) Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule 3.1(3), (b) will not violate any applicable Law or the charter, by-laws or other organizational documents of any Credit Party or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Credit Party or their respective assets, or give rise to a right thereunder to require any payment to be made by any Credit Party, and (d) will not result in the creation or imposition of, or the requirement to create, any Lien on any asset of any Credit Party, except for any Lien arising in favour of the Administrative Agent, for the benefit of the Lenders, under the Loan Documents.

(4)	Financial Condition; No Material Adverse Effect.

(a)

The Borrower has furnished to the Lenders satisfactory financial projections for the Fiscal Years ended 2019, 2020 and 2021. Any financial statements delivered pursuant to Section 5.1(1), present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Borrower as of the applicable dates and for the applicable periods in accordance with GAAP, subject to year-end audit adjustments. Other than as disclosed in the most recent audited financial statements of the Borrower delivered to the Administrative Agent, there are no off-balance sheet transactions arrangements, obligations (including contingent obligations) or other relationships of the Borrower or any other Credit Party with unconsolidated entities or other Persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Borrower or any other Group Party.

(b)	Since July 31, 2018, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(c)

All information (including that disclosed in all financial statements) pertaining to the Group Parties (other than projections) that has been or will be made available to the Lenders, the Administrative Agent or the Co-Lead Arrangers by the Borrower or any representative of the Group Parties, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. The projections, forecasts, and budgets provided by or on behalf of the Borrower to the Administrative Agent have been prepared in good faith and are based on reasonable assumptions, and there are no

- 71 -	HEXO Credit Agreement

statements or conclusions in such projections, forecasts, or budgets which are based upon or include information known to the Borrower to be misleading in any material respect or which fail to take into account material information known to the Borrower regarding the matters reported therein. The Borrower believes that the forecasts and budgets provided by or on behalf of the Borrower to the Administrative Agent are reasonable and attainable, it being recognized that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by such forecasts and budgets may differ from the projected results included in such forecasts and budgets and such differences may be material.

(5)	Litigation.

(a)

Except as disclosed in Schedule 3.1(5), and except for environmental-related matters (which are dealt with in Section 3.1(21)), there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened in writing against or affecting any of the Credit Parties (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than as described in Schedule 3.1(21)), or (ii) that involve this Agreement, any other Loan Document or the Transactions.

(b)

Since the date of this Agreement, there has been no change in the status of the matters described in Schedule 3.1(21) that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

(6) Compliance with Laws (General). Each Credit Party is in compliance with all Laws (other than Cannabis Laws) applicable to it, its property or its business except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(7) Compliance with Cannabis Laws. Each Group Party and each Joint Venture is in compliance with all Cannabis Laws applicable to it, its property or its business. Specifically, but without limitation, (i) no Group Party or Joint Venture conducts or at any time has conducted any Cannabis Activities, or (ii) has made or held an Investment in any Person who conducts or at any time has conducted any Cannabis Activities, in either case other than in an Approved Cannabis Jurisdiction where such Cannabis Activities would not violate or result in a breach of any applicable Cannabis Law at the time in question. Schedule 3.1(7) sets out all Investments.

(8) Authorizations. No Credit Party has violated or failed to obtain any Authorization (other than any Cannabis Authorization) necessary to the ownership of any of its property or assets or the conduct of its business, which violation or failure would reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

(9) Cannabis Authorizations. No Group Party or Joint Venture has violated or failed to obtain any Cannabis Authorization necessary to (i) the ownership of any of its property or assets or the conduct of its business, or (ii) to make or hold any Investment in any Person who conducts Cannabis Activities. All Cannabis Authorizations:

(a)	have been duly obtained, taken, given or made;

- 72 -	HEXO Credit Agreement

(b)	are valid and in full force and effect, and

(c)	are free from conditions or requirements that have not been met or complied with where the failure to so satisfy may allow for the material modification or revocation thereof.

Each Group Party and each Joint Venture is in compliance in all material respects with all Cannabis Authorizations held by, or in favour of, such Group Party or Joint Venture. Specifically, but without limitation, no Group Party or Joint Venture conducts or has conducted any Cannabis Activities in a building or facility for which an applicable Cannabis Authorization was not in full force and effect at the time in question. No Group Party or Joint Venture has received any notice from any Governmental Authority regarding any actual or alleged violation of, or any failure on the part of the Group Party or the Joint Venture to comply with, any term or requirement of any Cannabis Authorization that has not been remedied. No Group Party or Joint Venture has received any written notice from any Governmental Authority of any revocation or intention to revoke any interest of any Group Party or any Joint Venture in any of the Cannabis Authorizations that has not been remedied. No Group Party or Joint Venture knows of any reason why any Cannabis Authorization should be suspended, cancelled or revoked or of any factor that would in any way prejudice the continuance or renewal of any Cannabis Authorization. All Taxes, assessments, maintenance fees and other amounts required to maintain the Cannabis Authorizations have been paid in full.

(10) Material Contracts. Schedule 3.1(10) sets out all Material Contracts. A true and complete copy of each Material Contract has been delivered to the Administrative Agent. Each of the Material Contracts is in full force and effect. No Credit Party is in default under or in breach of any term or condition of any Material Contract that would have, either individually or in the aggregate, a Material Adverse Effect, nor is any Credit Party aware of any default under or breach of any term or condition of any Material Contract.

(11) No Default. No Default has occurred and is continuing.

(12) Taxes. Each Credit Party has filed or caused to be filed when due all Tax returns and reports required to have been filed and has paid or caused to be paid when due all Taxes required to have been paid by it (including all instalments with respect to the current period) and has made adequate provision for Taxes for the current period, except Taxes that are being contested in good faith by appropriate proceedings and for which such Credit Party, as applicable, has set aside on its books adequate reserves.

(13) Titles to Real Property. The Credit Parties have indefeasible fee simple title to their respective owned real properties, and with respect to leased real properties, indefeasible title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens. All real property in which the Credit Parties have any right, title or interest is described in Schedule 3.1(13).

(14) Titles to Personal Property. The Credit Parties have title to their respective owned personal properties, and with respect to leased personal properties, title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens.

(15) Pension Plans.

(a)	Each Pension Plan is duly registered under the Income Tax Act and applicable pension standards legislation and has been administered in all respects in accordance with

- 73 -	HEXO Credit Agreement

applicable Law and the terms of such plan. All obligations of each Credit Party (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Pension Plans and the funding agreements thereunder have been performed on a timely basis. There are no outstanding disputes concerning the assets of any Pension Plan and there have been no improper withdrawals of any assets of the Pension Plans. All assessments owed to the Pension Benefits Guarantee Fund established under the Pension Benefits Act (Ontario), or other assessments or payments required under similar legislation in any other jurisdiction have been paid when due in respect of each Pension Plan.

(b)

In respect of each Pension Plan that is a Defined Benefit Plan, (i) the plan’s name, registration number and jurisdiction of registration are disclosed on Schedule 3.1(15), (ii) a copy of the most recently prepared actuarial valuation report for the plan has been provided by the Borrower to the Administrative Agent and the Lenders, (iii) no changes have occurred since the date of the most recently prepared actuarial valuation report for the plan or are reasonably expected to occur which would adversely affect the conclusion set out in the most recently prepared actuarial valuation report, and (iv) no events have occurred which could reasonably be expected to result in a wind-up or termination of the plan, in whole or in part.

(c)

All employee and employer contributions (including special payments and any other payments in respect of any funding deficiencies or shortfalls) or premiums required to have been remitted to the Pension Plans under the terms of the applicable plan and applicable Law have been properly withheld and remitted to the funding arrangement for the plan in a timely manner.

(d)	No Credit Party or any of their Affiliates or any of the Pension Plans are subject to the United States Employee Retirement Income Security Act of 1974, as amended.

(16) Casualties; Taking of Properties. Since July 31, 2018, neither the business nor the properties of any Credit Party have been affected in a manner that has had, or could reasonably be expected to have, a Material Adverse Effect as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labour disturbance, embargo, requisition or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign Governmental Authority, riot, activities of armed forces, or acts of God or of any public enemy. Except as set out on Schedule 3.1(16), there is no expropriation or similar proceeding, actual or threatened (in writing), of which any Credit Party has notice, or reason to believe such notice is pending or threatened (in writing), against any owned or leased lands of any Credit Party, or any material part thereof.

(17) Subsidiaries. As of the Closing Date, Schedule 3.1(17) correctly sets forth:

(a)	the legal name of each Subsidiary and its form of legal entity and jurisdiction of organization;

(b)	the Equity Securities issued and outstanding by each Credit Party (other than the Borrower), and the registered and beneficial owners thereof;

(c)	the Equity Securities owned by each Credit Party;

(d)	whether each such Person is the Borrower, a Guarantor or a Non-Credit Party Subsidiary; and

- 74 -	HEXO Credit Agreement

(e)	a corporate organizational chart of the Borrower, its subsidiaries and the Joint Ventures.

Except as described in Schedule 3.1(17), as of the Closing Date, no Credit Party owns any Equity Securities or debt securities which are convertible into, or exchangeable for, Equity Securities of any other Person. Unless otherwise indicated in Schedule 3.1(17), as of the Closing Date, there are no outstanding options, warrants or other rights to purchase Equity Securities of any Credit Party (other than the Borrower), and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Laws, and are free and clear of all Liens, except for Permitted Liens. The Credit Parties have no interests in any partnerships, joint ventures or other entities, except as set out in Schedule 3.1(17).

(18) Insurance. The Credit Parties maintain insurance policies and coverage in compliance with Section 5.1(11). Such insurance coverage (a) is sufficient for compliance with all requirements of applicable Law and of all agreements to which such Credit Party is a party, (b) is provided under valid, outstanding and enforceable policies, (c) provides adequate insurance coverage in at least such amounts and against at least such risks (but including in any event public liability) as are usually insured against in the same general area by Persons engaged in the same or a similar business to the assets and operations of the Credit Parties, and (d) will not in any way be affected by, or terminate or lapse by reason of, the Transactions. All such material policies are in full force and effect, all premiums with respect thereto have been paid in accordance with their respective terms, and no notice of cancellation or termination has been received with respect to any such policy. Each Credit Party has no reason to believe that it will not be able to renew the insurance policies currently in force or to obtain similar coverage from financially sound, reputable independent insurance companies, at a cost that is not significantly higher. No Credit Party maintains any formalized self-insurance program with respect to its assets or operations or material risks with respect thereto in excess of Cdn.$1,000,000 in the aggregate. The certificate of insurance delivered to the Administrative Agent pursuant to Section 4.1(7) contains an accurate and complete description of all material policies of insurance owned or held by each Credit Party on the Closing Date.

(19) Material Subsidiaries. Each Material Subsidiary is a Credit Party.

(20) Solvency. No Credit Party is an “insolvent person” within the meaning of the BIA.

(21) Environmental Matters. Except as disclosed to the Lenders in Schedule 3.1(21):

(a)

Environmental Laws, Etc. To the knowledge of the Borrower, neither any property of the Credit Parties nor the operations conducted thereon violate any applicable order of any court or Governmental Authority or any Environmental Laws, which violation would reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(b)

Notices, Permits, Etc. All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Credit Parties pursuant to Environmental Laws in connection with the operation or use of any and all property of the Credit Parties, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or similar authorizations would not reasonably be expected to have a Material Adverse Effect, or which would not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority

- 75 -	HEXO Credit Agreement

of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(c)

Hazardous Substances Carriers. All Hazardous Materials generated at any and all property of the Credit Parties have been treated, transported, stored and disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to have such Hazardous Materials transported, treated or disposed of in accordance with all Environmental Laws would not reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Borrower, only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, and to the Borrower’s knowledge, which carriers and facilities are operating in compliance with such permits, except to the extent the failure to have such Hazardous Materials treated, transported, stored or disposed of at such facilities, or the failure of such carriers or facilities to so operate, would not reasonably be expected to have a Material Adverse Effect or which would not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(d)

Hazardous Materials Disposal. The Credit Parties have taken all reasonable steps necessary to determine and have determined that no Hazardous Materials have been disposed of or otherwise released and there has been no threatened Release of any Hazardous Materials on or to any property of the Credit Parties other than in compliance with Environmental Laws, except to the extent the failure to do so would not reasonably be expected to have a Material Adverse Effect or which would not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(e)

No Contingent Liability. To the knowledge of the Borrower, the Credit Parties have no material contingent liability in connection with any Release or threatened Release of any Hazardous Materials into the environment except (i) contingent liabilities which would not reasonably be expected to exceed $1,000,000 in excess of applicable insurance coverage at any one time and from time to time, and for which adequate reserves for the payment thereof as required by GAAP have been provided, and (ii) contingent liabilities which would not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such Release or threatened Release.

(22)	Employee Matters.

(a)

Except as set out in Schedule 3.1(22), none of the Credit Parties, nor any of their respective employees, is subject to any collective bargaining agreement. There are no strikes, slowdowns, work stoppages or controversies pending or, to the best knowledge of the Borrower, threatened (in writing) against the Credit Parties, or their respective employees, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Except as set out in Schedule 3.1(22), none of the Credit Parties is subject to an employment contract providing for a fixed term of employment or providing for special payments on termination of employment.

- 76 -	HEXO Credit Agreement

(b)

Each of the Credit Parties has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, including income tax, Canada or Quebec Pension Plan contributions, as applicable, employment insurance premiums and other payments and deductions required to be withheld therefrom, and has paid the same to the proper taxation or other receiving authority in accordance with applicable Law. No Credit Party is subject to any claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits which would rank in whole or in part pari passu with or prior to the Liens created by the Security Documents.

(23) Fiscal Year. The Fiscal Year ends on July 31st of each calendar year, and the Fiscal Quarters end on the last day of each of January, April, July and October of each calendar year.

(24) Intellectual Property Rights. Each Credit Party is the registered and beneficial owner of, with good and marketable title, free of all licenses, franchises and Liens other than Permitted Liens, to all patents, patent applications, trade marks, trade mark applications, trade names, service marks, copyrights, industrial designs, integrated circuit topographies, or other rights with respect to the foregoing and other similar property, used in or necessary for the present and planned future conduct of the business, without any conflict with the rights of any other Person, other than as listed on Schedule 3.1(24), or other than for such conflicts as would not reasonably be expected to have a Material Adverse Effect. All material patents, trade marks, trade names, service marks, copyrights, industrial designs, integrated circuit topographies, and other similar rights owned or licensed by any Credit Party, and all rights of each Credit Party to the use of any patents, trade marks, trade names, service marks, copyrights, industrial designs, integrated circuit topographies, or other similar rights, are described in Schedule 3.1(24). Except as set out in Schedule 3.1(24), no material claim has been asserted and is pending by any Person with respect to the use by any Credit Party of any intellectual property or challenging or questioning the validity, enforceability or effectiveness of any intellectual property necessary for the conduct of the business of any Credit Party. Except as disclosed in Schedule 3.1(24), or except as could not reasonably be expected to have a Material Adverse Effect, (a) each Credit Party has the exclusive right to use the intellectual property which such Credit Party owns, (b) all applications and registrations for such intellectual property are current, and (c) to the knowledge of the Borrower, the conduct of each Credit Party’s business does not infringe the intellectual property rights of any other Person.

(25) Joint Ventures. All Joint Ventures and Joint Venture Agreements as of the Closing Date are set out in Schedule 3.1(25).

(26) Residency of Borrower for Tax Purposes. The Borrower is a resident of Canada for the purposes of the Income Tax Act.

(27) “Know Your Customer” Information. All materials and information provided to each of the Lenders in connection with applicable “know your customer” and AML Legislation are true and correct

(28) Anti-Corruption Laws and Sanctions. Each Group Party and Joint Venture has implemented and maintains in effect policies and procedures designed to ensure compliance by such Group Party, Joint Venture and its directors, officers, employees and Relevant Agents with Anti-Corruption Laws and Sanctions. Each Group Party, Joint Venture and its directors, officers, employees and Relevant Agents is in compliance with Anti-Corruption Laws and Sanctions. No Group Party, Joint Venture or any of its directors, officers or employees or Relevant Agents is a Sanctioned Person or is engaged in any activity that would reasonably be expected to result in such Group Party or Joint Venture

- 77 -	HEXO Credit Agreement

being designated as a Sanctioned Person. No Borrowing or Letter of Credit, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or Sanctions.

ARTICLE 4

CONDITIONS

4.1	Effective Date.

The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective unless each of the conditions listed below is satisfied (or waived pursuant to Section 9.2) at or prior to 5:00 p.m. on the Closing Date, and, in the event such conditions are not so satisfied or waived by such time, the Commitments shall terminate at such time.

(1) Credit Agreement. The Administrative Agent, each Lender, and the Issuing Bank shall have received from each party hereto either (a) a counterpart of this Agreement, duly executed on behalf of each party hereto, or (b) written evidence satisfactory to the Administrative Agent (which may include a facsimile or other electronic -transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(2) Initial Security Documents. The Administrative Agent shall have received the Initial Security Documents.

(3) Perfection of Liens. The Initial Security Documents shall have been registered (or arrangements for registration satisfactory to the Administrative Agent shall have been made) in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary or of advantage to perfect or render opposable to third parties the Liens intended to be created thereby, and the Initial Security Documents and the Liens created thereby shall constitute a first ranking charge over the property of the Credit Parties and the Limited Recourse Guarantors, subject to no other Liens except Permitted Liens. The Administrative Agent shall have received and be satisfied with the results of all personal property, pending litigation, judgment, bankruptcy, execution and other searches conducted by the Administrative Agent and its counsel with respect to the Credit Parties and the Limited Recourse Guarantors in all jurisdictions selected by the Administrative Agent and its counsel.

(4) Legal Opinions. The Administrative Agent shall have received a favourable written opinion of DLA Piper (Canada) LLP, Canadian counsel to the Borrower, covering such matters relating to the Credit Parties, this Agreement, the other Loan Documents, or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The Administrative Agent shall also have received favourable written opinions of such special and local counsel to the Borrower covering such non-Canadian matters relating to the Credit Parties, the Loan Documents or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied). If a Security Document creates a Lien over the interest of a Credit Party in any real property, the legal opinions to be delivered to the Administrative Agent shall include opinions as to the title of the applicable Credit Parties to such real property and the priority of such Lien (or, in the alternative, the Borrower may deliver to the Administrative Agent a title insurance policy in form and substance satisfactory to the Administrative Agent as to such real property). The Borrower hereby requests each such counsel to deliver such opinions and supporting materials. All opinions and certificates referred to in this Section 4.1(4) shall be addressed to the Administrative Agent and the other Secured Parties and dated the Closing Date.

- 78 -	HEXO Credit Agreement

(5)	Corporate Certificates. The Administrative Agent shall have received:

(a)

certified copies of the resolutions of the board of directors, general partner, or shareholders, as applicable, of each Credit Party approving, as appropriate, the Loans, this Agreement and the other Loan Documents, and all other documents, if any, to which such Credit Party is a party and evidencing authorization with respect to such documents;

(b)

a certificate of an officer of each Credit Party, dated as of the Closing Date, and certifying (i) the name, title and true signature of each officer of such Person authorized to execute this Agreement and the other Loan Documents to which it is a party, (ii) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5.1(1) and Borrowing Requests, (iii) the name and title of any Responsible Person with respect to such Credit Party together with evidence of the security clearance of such Responsible Person, and (iv) that attached thereto is a true and complete copy of the articles of incorporation and bylaws of each Credit Party, as amended to date; and

(c)	a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate.

(6) Fees. The Administrative Agent, the Lenders, and the Co-Lead Arrangers shall have received all fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all legal fees and other out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Loan Document.

(7) Insurance. The Administrative Agent shall have received a certificate of insurance coverage, dated not more than 30 days prior to the Closing Date, evidencing that the Credit Parties are carrying insurance in accordance with Section 5.1(11) hereof.

(8) No Litigation. No litigation, order, judgment, injunction or other action or proceeding shall be threatened or pending by any Person or Governmental Authority to enjoin, restrict, or prohibit the completion of the transactions contemplated hereby and by the other Loan Documents (including the delivery of the Security Documents and the granting of the Liens in favour of the Administrative Agent contemplated hereunder) or which may impose any material condition on the completion thereof, or which could reasonably be expected to have a Material Adverse Effect, and the Administrative Agent shall have received an Officer’s Certificate confirming same.

(9) Regulatory Approval; Consents; Waivers. The Administrative Agent and the Lenders shall be satisfied that:

(a)	all material Authorizations (including all approvals listed in Schedule 3.1(3)); and

(b)	all corporate, partnership, shareholder and court approvals,

required to consummate the Transactions have been obtained and are in full force and effect, in each case without the imposition of any burdensome provision, and that all applicable waiting periods shall have expired without any action being taken or threatened by any Governmental Authority that would materially restrain, prevent or otherwise impose material adverse conditions on the Transactions.

- 79 -	HEXO Credit Agreement

(10) Delivery of Financial Projections. The Co-Lead Arrangers shall have received, and be satisfied with, the financial projections of the Borrower for the Fiscal Years ended 2019, 2020 and 2021.

(11) [Reserved].

(12) No Material Adverse Change. The Administrative Agent and the Lenders shall be satisfied that, since July 31, 2018, there has not been a Material Adverse Change.

(13) Indebtedness. The Transactions contemplated in this Agreement and the other Loan Documents shall not have caused any event or condition to occur which has resulted, or which will result, in any Material Indebtedness (other than Indebtedness being repaid in connection with the Transactions) becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any Indebtedness.

(14) Material Contracts and Health Canada. The Administrative Agent shall have received certified copies of, and be satisfied with the terms and conditions of, the each of the Material Contracts and the Health Canada Licence.

(15) “Know Your Customer” Information. The Administrative Agent and the Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including AML Legislation.

(16) Cancellation of Existing Credit Facilities. The Credit Parties shall have repaid (or made satisfactory arrangements for the repayment of) all Indebtedness outstanding under their credit facilities (including any commercial paper back-up lines), and such credit facilities (including such commercial paper back-up lines) shall have been cancelled permanently such that no Credit Party shall have any Indebtedness (or commitment therefor) that will survive the Closing Date except Permitted Indebtedness.

(17) Solvency Certificate. The Administrative Agent shall have received a Solvency Certificate from the Chief Financial Officer of the Borrower confirming the pro forma solvency of the Group Parties after giving effect to the Transactions.

(18) Execution and Delivery of Documents. Each Credit Party and each Limited Recourse Guarantor shall have duly authorized, executed and delivered all documents required hereunder, all in form and substance satisfactory to the Administrative Agent. Such documents may be delivered to the Administrative Agent (or its counsel) by way of facsimile or other means of electronic transmission, provided that such number of original copies as may be reasonably requested shall be delivered by or on behalf of the Borrower to the Administrative Agent (or its counsel) within 7 days of the Closing Date.

4.2	Each Credit Event.

The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Bank to issue, amend, renew or extend any Letter of Credit (including, in each case, on the occasion of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions:

- 80 -	HEXO Credit Agreement

(a)

the representations and warranties of the Borrower set out in this Agreement shall be true and correct on and as of the date of each such Borrowing as if made on such date (except where such representation or warranty is stated to be made as of a particular date);

(b)	at the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing;

(c)	the Administrative Agent shall have received a Borrowing Request in the manner and within the time period required by Section 2.3;

(d)

with respect to a Borrowing made under the Term Credit, the Administrative Agent shall have confirmed that, as of the date of such Borrowing, the coverage under the title insurance policy or policies referred to in Section 4.1(4) continues in effect to insure that the insured mortgage or insured hypothec (as the case may be) has the same priority at such date as on the date of this Agreement, and that all requirements and conditions of the title insurer under such title insurance policy or policies have been satisfied (which may include title searches and sub-searches, confirmation of payment of all municipal realty and school taxes that are due and owing as of such date, confirmation that the Administrative Agent has not received notice of any claims for liens or legal hypothecs, and confirmation that any holdback requirements under applicable legislation have been complied with), and the Borrower shall co-operate fully with the Administrative Agent in satisfying such requirements and conditions;

(e)

with respect to a Borrowing made under the Term Credit, a Compliance Certificate dated as of the date of such Borrowing prepared on a pro forma basis after giving effect to the Loans to be made on such date and confirming that the aggregate amount of Term Loans made after the Closing Date does not exceed Cdn.$35,000,000 plus 40% of the Capex Amount at such time; and

(f)

with respect to a Borrowing made under the Revolving Credit, a Borrowing Base Report dated as of the date of such Borrowing confirming that, after giving effect to the Loans being made on such date, the aggregate Revolving Credit Exposures do not exceed the Borrowing Base.

Each Borrowing shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the accuracy of the matters specified in Sections 4.2(a) and (b). This requirement does not apply on the conversion or rollover of an existing Borrowing provided that the aggregate outstanding Borrowings will not be increased as a consequence thereof.

ARTICLE 5

AFFIRMATIVE COVENANTS

5.1	Covenants.

From (and including) the Closing Date until the Termination Date, the Borrower covenants and agrees with the Lenders as follows:

(1) Financial Statements and Other Information. The Borrower shall furnish to the Administrative Agent for distribution to each Lender:

- 81 -	HEXO Credit Agreement

(a)

as soon as available and in any event within 120 days after the end of each Fiscal Year, the audited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis;

(b)

as soon as available and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis, subject to normal year-end audit adjustments;

(c)	concurrently with the financial statements required pursuant to Sections 5.1(1)(a) and (b), a Compliance Certificate;

(d)

concurrently with any delivery of financial statements under Sections 5.1(1)(a) and (b), a management discussion and analysis that includes a comparison to the budget for that Fiscal Quarter and a comparison of performance for that Fiscal Quarter to the corresponding period in the prior year;

(e)	within 120 days following the end of each Fiscal Year end, an annual Consolidated operating budget, together with a management discussion and comparison to past results;

(f)

as soon as available and in any event within 30 days after the end of each calendar month, a Borrowing Base Report dated as of, and reflecting amounts as of, the close of business on the last day of such calendar month;

(g)

promptly after receipt or knowledge thereof a copy of (i) any material document, letter or notice from Health Canada to a Credit Party (it being understand that any warning shall be material) or other Governmental Authority , (ii) any material amendment to, material breach of, or expiration or termination of, a Material Contract, (iii) any written notice, investigation, correspondence or other proceedings or actions which could reasonably be expected to adversely affect any Cannabis Authorization, including any such notice, investigation, correspondence or proceedings involving Health Canada, (iv) any changes in the identity of a Responsible Person, together with satisfactory evidence of security clearances for such Responsible Person under the Cannabis Act or the Cannabis Regulations, and any rejection notice for new or renewal security clearance applications for each Responsible Person, and (v) any Material Contract entered into after the Closing Date;

(h)	promptly after the Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrower, signed by a Responsible Officer of the Borrower, specifying

- 82 -	HEXO Credit Agreement

(i) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (ii) the receipt of any notice from, or the taking of any other action by, the holder of any Material Indebtedness with respect to an actual or alleged default, together with a detailed statement specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the relevant Credit Party is taking or proposes to take with respect thereto (iii) any written notice of termination or other proceedings or actions which would reasonably be expected to adversely affect any of the Loan Documents, (iv) the creation, dissolution, merger, amalgamation or acquisition of any Credit Party, (v) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Laws and which could potentially, in the Borrower’s reasonable judgment, to have a Material Adverse Effect, and (vi) any other event, development or condition which would reasonably be expected to have a Material Adverse Effect;

(i)

promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against any Credit Party or any material property thereof (including pursuant to any applicable Environmental Laws) which would reasonably be expected to have a Material Adverse Effect; and

(j)

upon request by the Administrative Agent, a copy of an insurance certificate summarizing the insurance coverages of the Credit Parties, in form and substance reasonably satisfactory to the Administrative Agent, and upon renewal of any insurance policy, a copy of an insurance certificate summarizing the terms of such policy, and upon request by the Administrative Agent, copies of the applicable policies.

(2) Existence; Conduct of Business. The Borrower shall, and shall cause each other Credit Party to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 6.1(3)), and except to the extent that the failure to do so would not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force and effect any and all Authorizations (other than Cannabis Authorizations) material to the conduct of its business.

(3) Cannabis Authorizations. The Borrower shall:

(a)	deliver to the Administrative Agent a copy of each Cannabis Authorization upon the request of the Administrative Agent;

(b)	be and remain the sole legal and beneficial owner of all Cannabis Authorizations;

(c)	maintain as valid and in full force and effect each Cannabis Authorization and, where applicable, procure the renewal thereof prior to its expiration;

(d)	comply in all material respects with the terms and conditions of each Cannabis Authorization and do all material things required of a holder thereof by applicable Cannabis Law;

(e)	with due diligence and in a reasonable manner, enforce the material rights granted to it under and in connection with each Cannabis Authorization;

- 83 -	HEXO Credit Agreement

(f)	not dispose of or abandon any right, title or interest in any Cannabis Authorization;

(g)	apply for and obtain each future Cannabis Authorization on or before such time as it shall be required by applicable Law; and

(h)	timely pay all Taxes, assessments, maintenance fees and other amounts required to be paid to maintain the Cannabis Authorizations.

(4) Payment of Obligations. The Borrower shall, and shall cause each other Credit Party to, pay its obligations, including Tax liabilities, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, and (b) the Borrower or such Credit Party has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

(5) Maintenance of Properties. The Borrower shall, and shall cause each other Credit Party to, keep and maintain all property material to the conduct of the business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(6) Books and Records; Inspection Rights. The Borrower shall, and shall cause each other Credit Party to, keep proper books of record and account in which full, true and correct entries are made of all material dealings and transactions in relation to its business. The Borrower shall, and shall cause each other Credit Party to, once per calendar year (unless an Event of Default has occurred and is continuing), permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers (designated by the Borrower) and independent accountants, all at reasonable times and provided that:

(a)	the Administrative Agent and such Lender maintain the confidentiality of all information they receive in accordance with this Agreement; and

(b)

any representative of the Administrative Agent and/or such Lender has executed and delivered an agreement in favour of the Credit Parties to use any information obtained as a result of any inspection or examination on behalf of the Administrative Agent or such Lender only for the purposes of this Agreement, and has established to the satisfaction of the Credit Parties that there is no inherent conflict of interest between the business of the Credit Parties and the business of that representative.

(7) Compliance with Laws. The Borrower shall, and shall cause each other Credit Party to, comply with all Laws (other than Cannabis Laws) and orders of any Governmental Authority applicable to it, its property or its business and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. The Borrower shall, and shall cause each other Group Party and its and their respective directors, officers, employees and Relevant Agents to, comply with all Anti-Corruption Laws and Sanctions.

(8) Compliance with Cannabis Laws. The Borrower shall, and shall cause each other Group Party, each Joint Venture and each Investment in a Person who engages in Cannabis Activities to, comply with all Cannabis Laws applicable to it, its property and its business.

(9) Use of Proceeds and Letters of Credit. The proceeds of the Term Loans shall be used solely to partially fund (i) the expansion of the Borrower’s Gatineau, Quebec facility and (ii) leasehold

- 84 -	HEXO Credit Agreement

improvements to the Borrower’s Belleville, Ontario facility, and to pay related fees and expenses incurred in connection therewith. The proceeds of the Revolving Loans shall be used for general corporate purposes and working capital.

(10)	Further Assurances.

(a)

The Borrower shall, and shall cause each other Credit Party to, cure promptly any defects in the execution and delivery of the Loan Documents, including this Agreement. Upon request, the Borrower shall, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments (and cause each other Credit Party to take such action) in compliance with or performance of the covenants and agreements of the Borrower or any other Credit Party in any of the Loan Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions in any of the Loan Documents, or more fully to state the security obligations set out herein or in any of the Loan Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Administrative Agent, acting reasonably.

(b)

The Borrower shall, and shall cause each of the other Credit Parties to, perform and satisfy to the satisfaction of the Administrative Agent and its counsel each of the requirements (the “Post-Closing Requirements”) listed in Schedule 5.1(10) on or before the date by which such Post-Closing Requirement is to be required to be performed pursuant thereto. For greater certainty, the Borrower acknowledges and agrees that the Post-Closing Requirements expressly include the obligation of the Borrower to, and to cause each of the other Credit Parties to, co-operate fully and promptly with the Administrative Agent and its counsel with respect to the completion of each of the Post-Closing Requirements and the provision of all information, documents, matters and things as the Administrative Agent or its counsel, acting reasonably, may deem necessary or advisable (i) to determine what actions must be taken to fulfil each of the Post-Closing Requirements, (ii) to complete and fulfil each of the Post-Closing Requirements, and (iii) to confirm and assess whether all actions necessary to fulfil each of the Post-Closing Requirements have been taken. The Administrative Agent, by instrument in writing and without any consent from any of the Lenders, may, in its sole and absolute discretion, extend any deadline for completion of a Post-Closing Requirement if the Administrative Agent, acting in good faith, believes that the extension will enable the Borrower and the Credit Parties to comply with such Post-Closing Requirement and such extension will not have a material adverse effect upon the Lenders.

(11)	Insurance.

(a)

The Borrower shall, and shall cause each other Credit Party to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types and amounts and with deductibles as are customary in the case of Persons engaged in the same or similar businesses and similarly situated and in accordance with any requirement of any Governmental Authority.

(b)	In the case of any fire, accident or other casualty causing loss or damage to any property of any Credit Party used in generating cash flow or required by applicable Law, all

- 85 -	HEXO Credit Agreement

proceeds of such policies shall be used to promptly repair or replace any such damaged property.

(c)

The Borrower shall obtain endorsements to the policies pertaining to all physical properties in which the Administrative Agent shall have a Lien under the Loan Documents, naming the Administrative Agent as an additional insured (with respect to liability insurance only) and a loss payee and containing (i) provisions that such policies will not be cancelled without 30 days prior written notice having been given by the insurance company to the Administrative Agent, and (ii) a standard non contributory “mortgagee”, “lender” or “secured party” clause.

(d)

In the event the Borrower fails to provide the Administrative Agent with timely evidence, acceptable to the Administrative Agent, of the maintenance of insurance coverage required pursuant to Section 5.1(11), or in the event that any Credit Party fails to maintain such insurance, the Administrative Agent may purchase or otherwise arrange for such insurance, but at the Borrower’s expense and without any responsibility on the Administrative Agent’s part for: (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of claims. The insurance acquired by the Administrative Agent may, but need not, protect any Credit Party’s interest in the Collateral, and therefore such insurance may not pay claims which a Credit Party may have with respect to the Collateral or pay any claim which may be made against a Credit Party in connection with the Collateral. In the event the Administrative Agent purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrower shall be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans set forth in Section 2.5), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance. The Administrative Agent may charge all of such premiums, fees, costs, interest and other charges to the Borrower’s Revolving Loan account. The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Administrative Agent may exceed the costs of insurance which the Borrower may be able to purchase on its own. In the event that the Administrative Agent purchases such insurance, the Administrative Agent shall promptly, and in any event within 15 days, notify the Borrower of said purchase.

(e)

Upon the occurrence and continuance of an Event of Default (and without limiting any other rights of the Administrative Agent or the Lenders hereunder or under any other Loan Document), (i) the Administrative Agent shall, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative Agent, have the sole right, in the name of the Administrative Agent or any applicable Credit Party, to file claims under any property insurance policies in accordance with the terms of the Standard Mortgage Clause, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies, and (ii) all insurance proceeds in respect of any Collateral shall be paid to the Administrative Agent.

(12) Operation and Maintenance of Property. The Borrower shall, and shall cause each other Group Party to, engage in business of the same general type as now conducted by it; carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice

- 86 -	HEXO Credit Agreement

(13)	Security Package.

(a)

Borrower Guarantee. The Borrower shall cause each present and future Material Subsidiary and Limited Recourse Guarantor to enter into, or accede to, the Borrower Guarantee, such that such Person guarantees in favour of the Administrative Agent, for the benefit of the Secured Parties, all Secured Liabilities of the Borrower. The obligation of a Person to accede to the Borrower Guarantee shall arise as soon as reasonably practicable after such Person becomes a Material Subsidiary or is acquired pursuant to a Permitted Acquisition.

(b)

Liens. The Borrower shall, and shall cause each present and future Credit Party to, provide at all times in favour of the Administrative Agent, for the benefit of the Secured Parties, a first-priority Lien (subject only to Permitted Liens) over all present and future personal property and real property of such Credit Party as security for its Secured Liabilities, together with such supporting materials as may be required to ensure the perfection or priority of such Lien. The obligation of a Credit Party to provide any such Lien shall arise as soon as is reasonably practicable following such Person (i) becoming a Credit Party, or (ii) acquiring assets, property or undertaking that are not already subject to a Lien. The Borrower shall cause each present and future Limited Recourse Guarantor to provide at all times a first-priority Lien (subject only to Permitted Liens) over all present and future Equity Securities issued by 8980268. No Lien shall be required over a leasehold interest in real property other than a Material Leasehold Interest.

(c)

Supporting Materials. In connection with the execution and delivery of any Security Document pursuant to Section 5.1(13), the Borrower shall, or shall cause the relevant other Credit Party to, deliver to the Administrative Agent such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent (including a consent from any minority shareholder) and consistent with the relevant forms and types thereof delivered on the Closing Date or as shall be otherwise reasonably acceptable to the Administrative Agent.

(14) Financial Covenants. The Borrower shall:

(a)	Tangible Net Worth Ratio. Maintain a Tangible Net Worth Ratio of not more than 1.50:1.00 at all times during the period from the Closing Date to January 31, 2020.

(b)

Cash Balance. At all times after the first Borrowing hereunder, maintain a Cash Balance with the Administrative Agent of more than $15,000,000 at all times during the period from the Closing Date to January 31, 2020.

(c)	Fixed Charge Coverage Ratio. Maintain a Fixed Charge Coverage Ratio of equal to or more than 1.25:1.00 with respect to each Rolling Period ending January 31, 2020 and thereafter.

(d)	Total Leverage Ratio. Maintain a Total Leverage Ratio of not more than 3.00:1.00 at all times during the period from January 31, 2020 to all times thereafter.

Notwithstanding the foregoing, no decrease in the prescribed Total Leverage Ratio shall be effective until the financial statements for the Rolling Period ended on the first day of the period in question have been, or were required to have been, delivered pursuant to Section 5.1(1)(a) or 5.1(1)(b).

- 87 -	HEXO Credit Agreement

(15) Registrations. The Borrower shall record, file or register, at its own expense, applications for registration or financing statements (and continuation or financing change statements when applicable), and make any other registrations or filings, including where required, the registration of each of the Security Documents (collectively, “Registrations”) with respect to the Collateral now existing and hereafter created or arising and the creation of Liens therein under and as contemplated by the Security Documents, meeting the requirements of applicable Law, in such manner and in such jurisdictions as are necessary or desirable to protect, perfect and maintain the protection and perfection of, such Liens, and to deliver a file stamped copy of each such Registration or other evidence of such Registration to the Administrative Agent on or prior to the Closing Date. If any Credit Party (a) makes any change in its name, jurisdiction or organization or corporate structure, (b) changes its place of domicile, registered head office or chief executive office, or (c) takes any other action, which in any such case would, under the applicable Law, require the amendment of any Registration recorded, registered and filed in accordance with the provisions hereof, the Borrower shall within 10 days after a change referred to in Section 5.1(15)(a) or prior to the taking of any action referred to in Section 5.1(15)(b) or (c), give the Administrative Agent notice of any such change or other action and shall promptly file such Registrations as may be necessary or desirable to continue the perfection of the Liens in the Collateral intended under the Security Documents. The Administrative Agent shall be under no obligation whatsoever to record, file or register any Registration, or to make any other recording, filing or registration in connection herewith.

(16) Cash Management Procedures. The Borrower shall, within 90 days following the Closing Date, transfer all of its and the other Credit Parties’ Canadian Dollar bank accounts to the Lenders, following which:

(a)	the Borrower shall not open or maintain any bank accounts with any other financial institutions; and

(b)	the Borrower shall implement cash management procedures satisfactory to the Administrative Agent, acting reasonably.

Notwithstanding the foregoing, the Credit Parties shall be allowed to maintain any bank account at which cash collateral is lodged as a Permitted Lien.

(17) DSRA Amount. At any time after the first Borrowing hereunder that EBITDA for the most recent Rolling Period is less than $40,000,000, the Borrower shall fund, or cause a Credit Party to fund the DSRA Account with not less than the DSRA Amount.

ARTICLE 6

NEGATIVE COVENANTS

6.1	Negative Covenants.

From (and including) the Closing Date until the Termination Date, the Borrower covenants and agrees with the Lenders as follows:

(1) Indebtedness. The Borrower shall not, and shall not permit any other Credit Party to, create, incur, assume or permit to exist any Indebtedness other than Permitted Indebtedness.

(2) Liens. The Borrower shall not, and shall not permit any other Credit Party to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or any other Credit Party except Permitted Liens.

- 88 -	HEXO Credit Agreement

(3) Corporate Changes. The Borrower shall not, and shall not permit any other Credit Party to, merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing:

(a)	any Group Party may merge into, amalgamate or consolidate with any other Group Party; and

(b)	any Guarantor (other than the Borrower) may liquidate or dissolve if it is a Wholly-Owned Subsidiary of another Credit Party and all of its property passes to such Credit Party,

provided that any transaction pursuant to Section 6.1(3)(a) involving a Credit Party shall not be permitted unless the merged, amalgamated or continuing corporation provides written confirmation satisfactory to the Administrative Agent, acting reasonably, that it is liable for the obligations of the relevant Credit Party under the Loan Documents.

(4) Cannabis Activities. The Borrower shall not, and shall not permit any other Group Party or Joint Venture to, engage in any Cannabis Activities or make an Investment in any Person who engages in Cannabis Activities, other than in an Approved Cannabis Jurisdiction in accordance with applicable Cannabis Laws.

(5) Asset Dispositions. The Borrower shall not, and shall not permit any other Credit Party to, make any Asset Disposition, except that an Asset Disposition shall be permitted where no Default or Event of Default has occurred and is continuing or would be created thereby if:

(a)

the Net Proceeds therefrom are dealt with in accordance with Section 2.9(3)(a) and the aggregate amount of such Asset Disposition (other than those made by way of expropriation, condemnation, destruction or other loss), when aggregated with the amount of all other Asset Dispositions made in reliance on this paragraph (a) during the same Fiscal Year, does not exceed Cdn.$10,000,000; or

(b)	such Asset Disposition is an F&F Disposition.

(6) Investments. The Borrower shall not, and shall not permit any other Credit Party to, make or permit to exist any Investment other than Permitted Investments. The Borrower shall not, and shall not permit any other Group Party to, make or permit to exist any Investment in a Person that conducts Cannabis Activities other than in an Approved Cannabis Jurisdiction in accordance with applicable Cannabis Laws.

(7) Acquisitions. The Borrower shall not, and shall not permit any other Credit Party to, make or enter into any Acquisition other than Permitted Acquisitions.

(8) Hedge Arrangements. The Borrower shall not, and shall not permit any other Credit Party to, enter into any Hedge Arrangement, except:

(a)	Hedge Arrangements entered into in order to hedge or mitigate risks to which any Credit Party has actual exposure (other than those in respect of Equity Securities); or

- 89 -	HEXO Credit Agreement

(b)

Hedge Arrangements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of any Credit Party.

(9) Restricted Payments. The Borrower shall not, and shall not permit any other Credit Party to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that, so long as no Default or Event of Default is continuing or would be caused thereby:

(a)	the Borrower may declare and pay any dividend, distribution or return of capital with respect to its Equity Securities payable solely in additional Equity Securities;

(b)	a Group Party may make a Restricted Payment to a Credit Party;

(c)	a Non-Credit Party Subsidiary may make a Restricted Payment to a Non-Credit Party Subsidiary; and

(d)	a Credit Party may declare and pay any dividend, distribution or return of capital with respect to its Equity Securities to any other Credit Party;

(e)

a Credit Party (other than the Borrower) may purchase, redeem, retire or acquire any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities from a Credit Party;

(f)	any Credit Party may make payments pursuant to and in accordance with profit sharing plans or other benefit plans for its management or employees; and

(g)	the Borrower may pay reasonable and customary fees and expenses to independent directors that are not employees of a Credit Party.

(10) Transactions with Affiliates. The Borrower shall not, and shall not permit any other Credit Party to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of their Affiliates, except:

(a)

in the ordinary course of business at prices and on terms and conditions not less favourable to the Borrower or such other Credit Party than could be obtained on an arm’s-length basis from unrelated third parties;

(b)	transactions between or among Group Parties not involving any of their other Affiliates; and

(c)	any Indebtedness, Investment or Restricted Payment permitted hereunder.

(11) Restrictive Agreements. The Borrower shall not, and shall not permit any other Credit Party to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon:

(a)	the ability of any Credit Party to create, incur or permit to exist any Lien upon any of its property or assets;

- 90 -	HEXO Credit Agreement

(b)

the ability of any Credit Party to pay dividends or other distributions with respect to any Equity Securities or with respect to, or measured by, its profits or to repay loans or advances to any other Credit Party or to provide a Guarantee of any Indebtedness of any other Credit Party;

(c)	the ability of any Credit Party to make any loan or advance to any other Credit Party; or

(d)	the ability of any Credit Party to sell, lease or transfer any of its property to any other Credit Party;

provided that (i) Section 6.1(11) (a)-(d) shall not apply to restrictions and conditions imposed by Law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 6.1(11) (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) Section 6.1(11)(a) shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness, and (v) Section 6.1(11)(a) shall not apply to customary provisions in leases and other ordinary course contracts restricting the assignment thereof.

(12) Sales and Leasebacks. The Borrower shall not, and shall not enter into, or permit any other Credit Party to, enter into any arrangement, directly or indirectly, with any Person whereby the Borrower or any such other Credit Party shall sell or transfer any property, whether now owned or hereafter acquired, and whereby the Borrower or any such other Credit Party shall then or thereafter rent or lease as lessee such property or any part thereof or other property which the Borrower or any such other Credit Party intends to use for substantially the same purpose or purposes as the property sold or transferred.

(13) Pension Plan Compliance. The Borrower shall not, and shall not permit any other Credit Party to, (a) terminate or wind-up or take any other action with respect to any Pension Plan which would reasonably be expected to result in any material liability of any Credit Party, (b) fail to make full payment when due of all amounts which, under the terms of any Pension Plan or applicable Law, the Credit Party is required to pay as contributions or premiums thereto, (c) establish, sponsor, administer, contribute to, participate in, or assume any liability (including any contingent liability) under any Defined Benefit Plan other than the Defined Benefit Plans listed on Schedule 3.1(15), or (d) acquire an interest in any Person if such Person sponsors, maintains or contributes to any Defined Benefit Plan.

(14) Sale or Discount of Accounts. The Borrower shall not, and shall not permit any other Credit Party to, discount or sell (with or without recourse), any of its income or revenues, including any Accounts, or rights in respect thereof.

(15) Unconditional Purchase Obligations. The Borrower shall not, and shall not permit any other Credit Party to, enter into or be a party to, any material contract for the purchase of materials, supplies or other property or services if such contract requires that payment be made by the Borrower or any such other Credit Party regardless of whether or not delivery of such materials, supplies or other property or services is ever made, except any such contract for the purchase of electrical power entered into by the Borrower or any such other Credit Party in the ordinary course of the business.

- 91 -	HEXO Credit Agreement

(16) Issuance of Shares. The Borrower shall not, and shall not permit any other Credit Party to, authorize or issue:

(a)	any Equity Securities (other than Equity Securities of the Borrower) to any Person other than another Credit Party or Limited Recourse Guarantor; or

(b)	any preferred shares or other Equity Securities having a mandatory redemption right existing with regard thereto which could become operative on or before the Termination Date.

The Borrower shall not, and shall not permit any other Credit Party to, own, hold or control Equity Securities of any Subsidiary unless it is a Wholly-Owned Subsidiary of one or more Credit Parties. Notwithstanding any of the foregoing but subject to compliance with Section 5.1(13), a Person other than a Credit Party may hold Equity Securities of (i) 8980268 to the extent required by applicable Law, and (ii) any other Credit Party where such Person has provided a minority shareholder consent with respect to the Loan Documents in form and substance satisfactory to the Administrative Agent, acting reasonably.

(17) No Amendments to Constating Documents, etc. The Borrower shall not, and shall not permit any other Credit Party to, amend, its constating documents, by-laws, partnership agreement or operating agreement, as applicable, in a manner that would materially adversely affect the Administrative Agent or the Lenders or such Credit Party’s duty or ability to repay the Secured Liabilities.

(18) No Amendments to Material Contracts. The Borrower shall not, and shall not permit any other Credit Party to, amend, modify, allow to expire, fail to exercise any renewal right or terminate (or waive any provision of or provide any consent under) any Material Contract in a materially adverse manner.

(19) Cash Management. Following the 90th day after the Closing Date, the Borrower shall not, and shall not permit any other Credit Party to, open or maintain any Canadian dollar bank or deposit account with any Person that is not a Lender.

(20) Use of Proceeds. The Borrower will not request any Borrowing or Letter of Credit, and the Borrower shall not use, and shall procure that each other Group Party and its and their respective directors, officers, employees and Relevant Agents shall not use, the proceeds of any Borrowing or Letter of Credit:

(a)	in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws;

(b)	for the purpose of funding, financing or facilitating any prohibited activities, business or transaction of or with any Sanctioned Person; or

(c)	in any other manner that would result in the violation of any Sanctions.

(21) Bankruptcy Proceedings. The Borrower shall ensure that, following the occurrence of an Event of Default under either of Sections 7.1(g) or (h), no Credit Party shall (i) oppose any steps taken by the Administrative Agent or the Lenders to initiate any liquidation, winding-up, reorganization (in each case, other than as specifically permitted hereunder), arrangement, adjustment, protection, relief or composition of such Credit Party or such Credit Party’s debts under any applicable Law relating to bankruptcy, insolvency, reorganization, incorporation law or relief of debtors including any plan of

- 92 -	HEXO Credit Agreement

compromise or arrangement or other similar corporate proceeding involving or affecting its creditors, or (ii) oppose any motion brought by the Administrative Agent or the Lenders to lift any stay of proceedings for that purpose.

(22) Control Agreements. The Borrower shall not, and shall not permit any other Group Party to enter into an account control agreement with any bank or financial institution other than the Administrative Agent or any Lender.

ARTICLE 7

EVENTS OF DEFAULT

7.1	Events of Default.

If any of the following events (“Events of Default”) shall occur:

(a)

the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)

any Credit Party shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in Section 7.1(a)) payable under any Loan Document, when and as the same shall become due and payable;

(c)

any representation or warranty made or deemed made by or on behalf of any Credit Party or Limited Recourse Guarantor in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed to be made;

(d)

the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(1)(g)(i) (notice of Default or Event of Default), Section 5.1(2) (Existence; Conduct of Business), Section 5.1(3) (Cannabis Authorizations), Section 5.1(8) (Compliance with Cannabis Laws), Section 5.1(9) (Use of Proceeds and Letters of Credit), Section 5.1(14) (Financial Covenants) or in Article 6 (or in any negative covenant in any other Loan Document);

(e)

any Credit Party or Limited Recourse Guarantor shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 7.1(a), (b) or (d)) or any other Loan Document, and such failure shall continue unremedied for a period of 30 days after the earlier of (i) knowledge thereof by any Credit Party or Limited Recourse Guarantor (respectively), or (ii) notice thereof from the Administrative Agent to the Borrower (which notice shall be given at the request of any Lender);

(f)

any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity if such event or condition has not been waived, cured or remedied;

- 93 -	HEXO Credit Agreement

provided that this Section 7.1(f) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness so long as the proceeds of such sale or transfer are sufficient to, and are applied to, reduce such secured Indebtedness to nil;

(g)	any Credit Party or Limited Recourse Guarantor:

(i)	admits in writing that it is insolvent or unable to pay its liabilities as they generally become due;

(ii)

commits an act of bankruptcy under the BIA, files a voluntary assignment in bankruptcy under the BIA, makes a proposal (or files a notice of its intention to do so) under the BIA or seeks any other relieve in respect of itself under the BIA;

(iii)	institutes any proceedings seeking relief in respect of itself under the CCAA;

(iv)	institutes any proceeding seeking relief in respect of itself under the WURA;

(v)

in addition to the forgoing, institutes any other proceeding seeking: (a) to adjudicate itself an insolvent person or a bankrupt; (b) to liquidate, dissolve or wind-up its business or assets; (c) to compromise, arrange, adjust or declare a moratorium in respect of the payment of, its debts; (d) to stay the rights of creditors generally (or any class of creditors); (e) any other relief in respect of itself under any federal, provincial or foreign applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, receivership, restructuring of business, assets or debt, reorganization of business, assets or debt or protection of debtors from their creditors (such applicable Law includes any applicable corporations legislation to the extent the relief sought under such corporations legislation relates to or involves the compromise, settlement, adjustment or arrangement of debt); or (f) any other relief which provides for plans or schemes of reorganization, plans or schemes of arrangement or plans or schemes of compromise, in respect of itself, to be submitted or presented to creditors (or any class of creditors);

(vi)

applies for the appointment of, or has a receiver (either court or privately appointed), interim receiver, receiver/manager (either court or privately appointed), sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official appointed in respect of it, or any substantial part of its property; or

(vii)	threatens (in writing) to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7.1(g);

(h)	any petition is filed, application made or other proceeding instituted against or in respect of any Credit Party or Limited Recourse Guarantor:

(i)	seeking to adjudicate it an insolvent person;

(ii)	seeking a bankruptcy order against it under the BIA;

- 94 -	HEXO Credit Agreement

(iii)	seeking to institute proceedings against it under the CCAA;

(iv)	seeking to institute proceedings against it under the WURA;

(v)

seeking, in addition to the forgoing: (a) to adjudicate it an insolvent person or a bankrupt; (b) to liquidate, dissolve or wind-up its business or assets; (c) to compromise, arrange, adjust or declare a moratorium in respect of the payment of, its debts; (d) to stay the rights of creditors generally (or any class of creditors); (e) any other relief in respect of it under any federal, provincial or foreign applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, receivership, restructuring of business, assets or debt, reorganization of business, assets or debt, or protection of debtors from their creditors (such applicable Law includes any applicable corporations legislation to the extent the relief sought under such corporations legislation relates to or involves the compromise, settlement, adjustment or arrangement of debt); or (f) any other relief which provides plans or schemes of reorganization, plans or schemes of arrangement or plans or schemes of compromise in respect of it, to be submitted or presented to creditors (or any class of creditors); or

(vi)

seeking the issuance of an order for the appointment of a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official in respect of it or any substantial part of its property, and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 60 days after the institution thereof, provided that: (a) if the Credit Party or Limited Recourse Guarantor fails to contest such petition, application or proceeding the 60 day grace period shall cease to apply; (b) if an order, decree or judgment is issued (whether or not entered or subject to appeal) against the Credit Party or Limited Recourse Guarantor thereunder within the 60 day period, such grace period will cease to apply, and (c) if the Credit Party or Limited Recourse Guarantor files an answer or other responding materials admitting the material allegations of a petition, application or other proceeding filed against it, such grace period will cease to apply;

(i)	any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(g) or (h);

(j)

one or more judgments for the payment of money in a cumulative amount in excess of Cdn.$2,500,000 (or its then equivalent in any other currency) in the aggregate is rendered against any one or more of the Credit Parties and they have not (i) provided for its discharge in accordance with its terms within 60 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 60 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply;

(k)

any property of any Credit Party having a Fair Market Value in excess of Cdn.$2,500,000 (or its then equivalent in any other currency) in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness in excess of Cdn.$2,500,000 (or its then equivalent in any other currency) is

- 95 -	HEXO Credit Agreement

enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of any Credit Party or the property of any of them, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged for more than 60 days or such longer period during which entitlement to the use of such property continues with such Credit Party, and such Credit Party is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of such Credit Party, or is sold, in the interim, such grace period shall cease to apply;

(l)

one or more final judgments, not involving the payment of money and not otherwise specified in this Section 7.1(l), has been rendered against any Credit Party, the result of which would reasonably be expected to result in a Material Adverse Effect, so long as such Credit Party has not (i) provided for its discharge in accordance with its terms within 60 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 60 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply;

(m)

this Agreement, any other Loan Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Credit Party or Limited Recourse Guarantor, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Credit Party or Limited Recourse Guarantor, or any Credit Party or Limited Recourse Guarantor denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced by any Credit Party or Limited Recourse Guarantor to enjoin or restrain the performance or observance by any Credit Party or Limited Recourse Guarantor of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for any Credit Party or Limited Recourse Guarantor to perform any of its material obligations hereunder or thereunder;

(n)

any Lien purported to be created by any Security Document shall cease to be, or shall be asserted (in writing) by any Credit Party or Limited Recourse Guarantor not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien in Collateral with a Fair Market Value or book value (whichever is greater) in excess, individually or in the aggregate, of Cdn.$2,500,000;

(o)	if a Material Contract is terminated prior to its stated maturity date;

(p)	a Material Adverse Change shall occur;

(q)	a Change of Control shall occur;

(r)	the Cannabis Act is repealed and is not immediately replaced with substantially similar legislation;

- 96 -	HEXO Credit Agreement

(s)

any Cannabis Authorization shall (i) expire or be revoked, terminated or cancelled, and in any such case not immediately replaced, renewed or reinstated on comparable terms or (ii) be modified in any materially adverse fashion; or

(t)

the occurrence of an “Event of Default”, “Termination Event” or any other event specified in a Secured Hedge Arrangement that entitles the Secured Hedge Counterparty thereto to cause its early termination in accordance with the terms thereof, then, (A) and in every such event other than those described in (B), and at any time thereafter during the continuance of such event or any other such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (x) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (y) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set out earlier in this paragraph, all of which are hereby waived by the Borrower, and (B) in the case of any event with respect to the Borrower described in Section 7.1(g), (h) or (i), the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, and LC Cover for any outstanding Letters of Credit, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

7.2	Application of Payments.

Notwithstanding anything herein to the contrary, following the occurrence and during the continuance of an Event of Default, and notice thereof to the Administrative Agent by the Borrower or the Required Lenders, all payments received on account of the Obligations shall, subject to Section 2.22, be applied by the Administrative Agent as follows:

(a)

first, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts payable to the Administrative Agent (including fees and disbursements and other charges of counsel to the Administrative Agent payable under Section 9.3 and amounts pursuant to Section 2.10 payable to the Administrative Agent in its capacity as such);

(b)

second, to payment of that portion of the Obligations constituting fees, expenses, indemnities and other amounts (other than principal, reimbursement obligations in respect of LC Disbursements, interest and Letter of Credit fees) payable to the Lenders and the Issuing Banks (including fees and disbursements and other charges of counsel to the Lenders and the Issuing Banks payable under Section 9.3) arising under the Loan Documents, ratably among them in proportion to the respective amounts described in this clause (b) payable to them;

(c)

third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit fees and charges and interest on the Loans and unreimbursed LC Disbursements, ratably among the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause (c) payable to them;

- 97 -	HEXO Credit Agreement

(d)

fourth, (A) to payment of that portion of the Obligations constituting unpaid principal of the Loans, the Secured Hedge Obligations, the Secured Cash Management Obligations and unreimbursed LC Disbursements, and (B) to cash collateralize that portion of LC Exposure comprising the undrawn amount of Letters of Credit to the extent not otherwise cash collateralized by the Borrower pursuant to Section 2.20 or 2.22, ratably among the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause (d) payable to them; provided that (x) any such amounts applied pursuant to subclause (B) above shall be paid to the Administrative Agent for the ratable account of the applicable Issuing Banks to cash collateralize Obligations in respect of Letters of Credit, (y) subject to Section 2.20 or 2.22, amounts used to cash collateralize the aggregate amount of Letters of Credit pursuant to this clause (d) shall be used to satisfy drawings under such Letters of Credit as they occur and (z) upon the expiration of any Letter of Credit (without any pending drawings), the pro rata share of cash collateral shall be distributed to the other Obligations, if any, in the order set forth in this Section 7.2

(e)

fifth, to the payment in full of all other Obligations, in each case ratably among the Administrative Agent, the Lenders and the Issuing Banks based upon the respective aggregate amounts of all such Obligations owing to them in accordance with the respective amounts thereof then due and payable; and

(f)	finally, the balance, if any, after all Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by law.

If any amount remains on deposit as cash collateral after all Letters of Credit have either been fully drawn or expired (without any pending drawings), such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

ARTICLE 8

THE ADMINISTRATIVE AGENT

8.1	Appointment of Administrative Agent.

Each Lender hereby designates Canadian Imperial Bank of Commerce as Administrative Agent to act as herein specified and as specified in the other Loan Documents. Each Lender hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of the Loan Documents and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Administrative Agent by the terms thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its duties hereunder by or through its agents or employees. The provisions of this Article 8 are solely for the benefit of the Administrative Agent and the Lenders (including the Swingline Lender and the Issuing Bank), and neither the Borrower nor any other Credit Party shall have rights as a third party beneficiary of any of such provisions except as otherwise provided in this Article 8. It is understood and agreed that the use of the term “agent” as used herein or in any other Loan Document (or any similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

- 98 -	HEXO Credit Agreement

8.2	Secured Parties.

(a)	The Security Documents shall be in favour of the Administrative Agent for the benefit of the Secured Parties.

(b)	The Secured Hedge Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with the obligations of the Borrower under this Agreement.

(c)	The Secured Cash Management Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with the obligations of the Borrower under this Agreement.

(d)

Notwithstanding such common security and prior to the Lender Termination Date, all decisions regarding the administration and enforcement of the Security Documents shall be made by the Administrative Agent and the Lenders alone, and no Secured Hedge Counterparty or Secured Cash Management Provider shall have any voting rights under this Agreement or any other right whatsoever to participate in the administration or enforcement of the Security Documents. For the avoidance of doubt but without limitation, prior to the Lender Termination Date any or all of the Security Documents or any rights contained therein may be amended or released by the Administrative Agent without the consent of any Secured Hedge Counterparty or Secured Cash Management Provider, in those capacities.

(e)

Each Lender that is or becomes a Secured Hedge Counterparty or Secured Cash Management Provider shall be bound as such by virtue of its execution and delivery of this Credit Agreement or an Assignment and Assumption, as applicable, notwithstanding that such capacity as Secured Hedge Counterparty or Secured Cash Management Provider may not be identified on its signature line. Each Lender shall cause its Related Non-Party Beneficiaries to comply with the terms and conditions of the Loan Documents applicable to them and pay and perform their debts, liabilities and obligations thereunder.

8.3	Limitation of Duties of Administrative Agent.

The Administrative Agent shall have no duties or responsibilities except those expressly set out with respect to the Administrative Agent in this Agreement and as specified in the other Loan Documents. None of the Administrative Agent, nor any of its Related Parties shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have, by reason of this Agreement or the other Loan Documents, a fiduciary relationship in respect of any Secured Party. Nothing in this Agreement or the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set out herein. The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Loan Documents unless it is requested in writing to do so by the Required Lenders.

8.4	Lack of Reliance on the Administrative Agent.

(1) Independent Investigation. Each Lender acknowledges and agrees that the extensions of credit made hereunder are commercial loans and letters of credit and not investments in a business

- 99 -	HEXO Credit Agreement

enterprise or securities. Each Lender further represents that it is engaged in making, acquiring or holding commercial loans in the ordinary course of its business. Independently, and without reliance upon the Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of the Credit Parties in connection with the taking or not taking of any action in connection herewith, and (b) its own appraisal of the creditworthiness of the Credit Parties, and, except as expressly provided in this Agreement and the other Loan Documents, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter.

(2) Agents Not Responsible. The Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectability, priority or sufficiency of this Agreement or the other Loan Documents or the financial condition of the Credit Parties or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Loan Documents, or the financial condition of the Credit Parties, or the existence or possible existence of any Default or Event of Default.

8.5	Certain Rights of the Administrative Agent.

If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Loan Documents, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement and the other Loan Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9.2, all of the Lenders.

8.6	Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission, telephone message, Internet or intranet website posting or other distribution believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan or Borrowing that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

- 100 -	HEXO Credit Agreement

8.7	Indemnification of Administrative Agent.

To the extent the Administrative Agent is not reimbursed and indemnified by the Borrower, each Lender shall reimburse and indemnify the Administrative Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct.

8.8	The Administrative Agent in its Individual Capacity.

With respect to its obligations under this Agreement and the Loans made by it, Canadian Imperial Bank of Commerce, in its capacity as a Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders”, “Required Lenders”, “Revolving Credit Lenders”, “Term Credit Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include Canadian Imperial Bank of Commerce in its capacity as a Lender hereunder. The Administrative Agent and the Co-Lead Arrangers may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any Affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

8.9	May Treat Lender as Owner.

The Borrower, the Administrative Agent and the Issuing Bank may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9.4(3) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

8.10	Successor Administrative Agent.

(1) Replacement of Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders, the Issuing Bank and the Borrower. Upon any such resignation, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrower, to appoint a successor Administrative Agent (who shall not be a non-resident of Canada within the meaning of the Income Tax Act), subject to the approval of the Borrower, such approval not to be unreasonably withheld. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation of the retiring Administrative Agent, then, upon five Business Days’ notice to the Borrower, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrower, such approval not to be unreasonably withheld), which shall be a financial institution organized under the laws of

- 101 -	HEXO Credit Agreement

Canada having a combined capital and surplus of at least Cdn.$1,000,000,000 or having a parent company with combined capital and surplus of at least Cdn.$1,000,000,000.

(2) Rights, Powers, etc. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

8.11	No Independent Legal Action.

Notwithstanding that any debt arising hereunder to a Lender shall be separate and independent debt, no Lender may take any independent legal action to enforce any obligation of the Borrower hereunder. Each Lender hereby acknowledges that, to the extent permitted by applicable Law, the Security Documents and the remedies provided thereunder to the Secured Parties are for the benefit of the Secured Parties collectively and acting together and not severally, and further acknowledges that each Secured Party’s rights hereunder and under the Security Documents are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Required Lenders. Accordingly, notwithstanding any of the provisions contained herein or in the Security Documents, each of the Lenders hereby covenants and agrees that it and its Related Non-Party Beneficiaries shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder, but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders, provided that, notwithstanding the foregoing, in the absence of instructions from the Lenders (or the Required Lenders) and where in the sole opinion of the Administrative Agent the exigencies of the situation so warrant such action, the Administrative Agent may without notice to or consent of the Lenders (or the Required Lenders) take such action on behalf of the Secured Parties as it deems appropriate or desirable in the interests of the Secured Parties. Each Lender hereby further covenants and agrees that upon any such written consent being given by the Required Lenders (or, to the extent required by Section 9.2, the Lenders), it and its Related Non-Party Beneficiaries shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent, and each Lender further covenants and agrees that all proceeds from the realization of the Security Documents, to the extent permitted by applicable Law, are held for the benefit of all of the Secured Parties and shall be shared among them in accordance with this Agreement, and each Lender acknowledges that all costs of any such realization (including all amounts for which the Administrative Agent is required to be indemnified under the provisions hereof) shall be shared among the Lenders in accordance with this Agreement. Each Lender covenants and agrees to do, and to cause its Related Non-Party Beneficiaries to do, all acts and things and to make, execute and deliver all agreements and other instruments, so as to fully carry out the intent and purpose of this Section 8.11, and each Lender hereby covenants and agrees that it and its Related Non-Party Beneficiaries shall not (i) seek, take, accept or receive any Lien (other than a right of set-off) or Guarantee for any of the Secured Liabilities other than is provided to the Administrative Agent, or (ii) enter into any other agreement with any of the Group Parties relating in any manner whatsoever to the Credits unless all of the Lenders shall at the same time obtain the benefit of any such agreement. For the avoidance of doubt but subject always to Section 2.16, nothing in this Section 8.11 shall limit or otherwise affect the ability of any Secured Party to separately enforce its rights under any document, instrument or agreement with respect to any Secured Hedge Arrangement or Cash Management Services.

- 102 -	HEXO Credit Agreement

8.12	Co-Lead Arrangers.

The Co-Lead Arrangers have no duties, liabilities or obligations hereunder.

8.13	Québec Security.

For the purposes of the grant of security under the laws of the Province of Quebec which may now or in the future be required to be provided by any Credit Party, the Administrative Agent is hereby irrevocably authorized and appointed by each of the Lenders hereto to act as hypothecary representative (within the meaning of Article 2692 of the Civil Code of Quebec) for all present and future Lenders (in such capacity, the “Hypothecary Representative”) in order to hold any hypothec granted under the laws of the Province of Quebec and to exercise such rights and duties as are conferred upon the Hypothecary Representative under the relevant deed of hypothec and applicable Laws (with the power to delegate any such rights or duties). The execution prior to the date hereof by the Administrative Agent in its capacity as the Hypothecary Representative of any deed of hypothec or other security documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. Any Person who becomes a Lender or successor Administrative Agent shall be deemed to have consented to and ratified the foregoing appointment of the Administrative Agent as the Hypothecary Representative on behalf of all Lenders, including such Person and any Affiliate of such Person designated above as a Lender. For greater certainty, the Administrative Agent, acting as the Hypothecary Representative, shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent in this Agreement, which shall apply mutatis mutandis. In the event of the resignation of the Administrative Agent (which shall include its resignation as the Hypothecary Representative) and appointment of a successor Administrative Agent, such successor Administrative Agent shall also act as the Hypothecary Representative, as contemplated above.

ARTICLE 9

MISCELLANEOUS

9.1	Notices.

(1) Method and Contact Information. Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9.1(2)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail in each case to the addressee, as follows:

(i)	if to the Borrower or any other Credit Party:

HEXO Corp.

490 Boulevard St-Joseph, Suite 204

Gatineau, Québec J8Y 3Y7

Attention:       [Redacted: Personal Information]

E-mail:           [Redacted: Personal Information]

with a copy to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

PO Box 367, 100 King St W

Toronto ON M5X 1E2

- 103 -	HEXO Credit Agreement

Attention:       [Redacted: Personal Information]

E-mail:           [Redacted: Personal Information]

Facsimile:      [Redacted: Personal Information]

(ii)	if to the Administrative Agent:

Canadian Imperial Bank of Commerce

Capital Markets, Wealth Management Operations

595 Bay Street, CPS-5th Floor

Toronto, Ontario M5G 2C2

Attention:       [Redacted: Personal Information]

E-mail:           [Redacted: Personal Information]

Facsimile:      [Redacted: Personal Information]

with a copy to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, ON M5L 1A9

Attention: [Redacted: Personal Information]

Email: [Redacted: Personal Information]

(iii)	if to any Lender or any Issuing Bank, to it at its address, facsimile number or e-mail address set out opposite its name on Schedule 9.1 or in the Assignment Agreement by which it becomes a Lender.

(2) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communication to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(3) Change of Address; When Notice Deemed Given. Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto in the manner provided in Section 9.1. All notices and other communications given to any Party in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

(4) Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through an Approved Electronic Platform, to the extent provided in paragraph (5) below, shall be effective as provided in said paragraph (5).

(5) Unless the Lender otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website

- 104 -	HEXO Credit Agreement

shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(6)	Electronic Systems.

(a)

The Borrower agrees that the Administrative Agent may, but shall not be obligated to, make Communications (as defined below) available to the Issuing Bank and the other Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak, ClearPar or a substantially similar electronic system (the “Approved Electronic Platform”). Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Closing Date, a user ID/password authorization system) and the Approved Electronic Platform is secured through a per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Lenders, the Issuing Bank and the Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Approved Electronic Platform, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, the Issuing Bank and the Borrower hereby approves distribution of the Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.

(b)

Any Approved Electronic Platform used by the Administrative Agent is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy of such Approved Electronic Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or any Approved Electronic Platform. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to any Credit Party, any Lender, any Issuing Bank or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Credit Party’s or the Administrative Agent’s transmission of Communications through an Approved Electronic Platform, except to the extent of direct or actual damages as are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct on the part of any Agent Party or such Credit Party; provided that any Communication to any Lenders, prospective Lenders, Participants or prospective Participants or, to the extent such disclosure is otherwise permitted, to any other Person through an Approved Electronic Platform shall be made subject to the acknowledgement and acceptance by such Person that such Communication is being disseminated or disclosed on a confidential basis (on terms substantially the same as set forth in Section 9.16 or otherwise reasonably acceptable to the Administrative Agent and the Borrower), which shall in any event require “click through” or other affirmative actions on the part of the recipient to access such Communication. “Communications” means, collectively,

- 105 -	HEXO Credit Agreement

any notice, demand, communication, information, document or other material provided by or on behalf of any Credit Party pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Administrative Agent, any Lender or the Issuing Bank by means of electronic communications pursuant to this Section, including through an Approved Electronic Platform.

9.2	Waivers; Amendments.

(1) Waiver. No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.2(2), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(2) Amendments. Neither this Agreement nor any other Security Document (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders (and for greater certainty, any such waiver, amendment or modification shall not require any consent or other agreement of any Credit Party other than the Borrower, notwithstanding that any such Credit Party may be a party to this Agreement or any other Loan Document); provided that no such agreement shall:

(a)	increase the amount of any Commitment of any Lender;

(b)	extend the expiry date of any Commitment of any Lender;

(c)

reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan (provided that the Borrower and the Required Lenders may amend the definition of Total Leverage Ratio notwithstanding any effect on the Applicable Margin);

(d)

postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment (it being understood that modifications to, or waivers of, the mandatory prepayment provisions of Section 2.9(3) do not fall within this clause (d));

(e)	change Section 2.16 in a manner that would alter the sharing of payments required thereby;

(f)

change any of the provisions of Section 9.2 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder;

- 106 -	HEXO Credit Agreement

(g)

waive any Event of Default under Section 7.1(g), (h), or (i) (it being understood that any other Event of Default may be waived by the Required Lenders, notwithstanding that the Loans would otherwise bear a default rate of interest and be capable of falling due and payable);

(h)	allow the Borrower to obtain a Loan denominated in U.S. Dollars which bears interest at a rate based upon the LIBOR rate or the base rate; or

(i)

release any Credit Party from any material obligations under the Security Documents and other instruments contemplated by this Agreement, release or discharge any of the Liens arising under the Security Documents, permit the creation of any Liens (other than Permitted Liens) on any of the assets subject to the Liens arising under the Security Documents, waive or forgo the delivery of any Security Document required hereunder, lower the priority of any Lien arising under any of the Security Documents, or lower the priority of any payment obligation of any Credit Party under any of the Loan Documents, in each case without the prior written consent of each Lender, or in the case of the matters referred to in Section 9.2(2)(a), (b), (c), (d) and (e), without the prior written consent of each Lender directly affected thereby, and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Issuing Bank or the Swingline Lender hereunder, as the case may be, without the prior written consent of the Administrative Agent, Issuing Bank or Swingline Lender (as applicable). For greater certainty, the Administrative Agent may release and discharge the Liens constituted by the Security Documents or a Guarantor from the Borrower Guarantee to the extent necessary to enable a Credit Party to complete any Asset Disposition which is not prohibited by this Agreement. The Administrative Agent may also subordinate the Liens constituted by the Security Documents to any Lien permitted by Section 6.1(2).

(3) Notwithstanding Section 9.2(2), if the Administrative Agent and the Borrower, acting together, identify any ambiguity, omission, mistake, typographical error or other defect in any provision of this Agreement or any other Loan Document, then the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement such provision to cure such ambiguity, omission, mistake, typographical error or other defect, and such amendment shall become effective without any further action or consent of any other party to this Agreement.

9.3	Expenses; Indemnity; Damage Waiver.

(1) Expenses. The Borrower shall pay (a) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and all applicable Taxes, in connection with the syndication of the credit facilities provided for herein and the preparation and administration of this Agreement and the other Loan Documents, (b) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and applicable Taxes, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out-of-pocket expenses incurred by the Administrative Agent, the Co-Lead Arrangers or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender and all applicable Taxes, in connection with the assessment, enforcement or protection of their rights in connection with this Agreement, including its rights under Section 9.3, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

- 107 -	HEXO Credit Agreement

(2) Indemnity. The Borrower shall indemnify the Co-Lead Arrangers and each Secured Party, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses and all applicable Taxes (other than Excluded Taxes) to which any Indemnitee may become subject arising out of or in connection with (a) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (b) any Loan or Letter of Credit or any actual or proposed use of the proceeds therefrom, including any refusal by the Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit, (c) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by a Credit Party, or any Environmental Liability, (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (e) any other aspect of this Agreement and the other Loan Documents (including any misrepresentation made thereunder), or (f) the enforcement of any Indemnitee’s rights hereunder and any related assessment, investigation, defence, preparation of defence, litigation and enquiries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of such Indemnitee.

(3) Lender Responsibility for Unpaid Expenses and Indemnity. To the extent that the Borrower fails to pay any amount required to be paid under Sections 9.3(1) or (2), each Lender severally agrees to pay to the Administrative Agent, the Issuing Bank or the Swingline Lender (as applicable) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Issuing Bank or the Swingline Lender, in its capacity as such.

(4) Inspections for Administration. Any inspection of any property of any Credit Party made by or through the Administrative Agent or any Lender shall be for purposes of administration of the Credits only, and no Credit Party shall be entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower).

(5) No Representation. By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Loan Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders.

(6) Relationship Between Parties. The relationship between the Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrower and lenders. Neither the Administrative Agent nor the Lenders shall under any circumstances be construed to be partners or joint venturers of the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders shall under any circumstances be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower or its Affiliates, or to owe any fiduciary duty to the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders undertake or assume any responsibility

- 108 -	HEXO Credit Agreement

or duty to the Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrower or its Affiliates of any matter in connection with their property or the operations of the Borrower or its Affiliates. The Borrower and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters shall be solely for the protection of the Administrative Agent and the Lenders, and neither the Borrower nor any other Person shall be entitled to rely thereon.

(7) Limitation of Liability. The Administrative Agent and the Lenders shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to property caused by the actions, inaction or negligence of any Credit Party or its Affiliates, and the Borrower hereby indemnifies and holds the Administrative Agent and the Lenders harmless on the terms set out in Section 9.3(2) from any such loss, damage, liability or claim.

(8) Waiver. To the extent permitted by applicable law, the Borrower shall not assert, and the Borrower hereby waives, any claim against any Indemnitee for any damages arising from the use by others of information or other materials obtained through telecommunications, electronic or other information transmission systems (including the Internet).

(9) Payment of Expenses and Indemnity. All amounts due under Section 9.3 shall be payable not later than 20 Business Days after written demand therefor.

9.4	Successors and Assigns.

(1) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that (a) the Borrower shall not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with Section 9.4. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(2) Assignment by Lenders. Any Lender may assign to one or more assignees (treating any fund that invests in bank loans and any other fund that invests in bank loans and is managed by the same investment advisor of such fund or by an Affiliate of such investment advisor as a single assignee) all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (a) except in the case of an assignment to a Lender or a Lender Affiliate or an Approved Fund of a Lender, the Borrower must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed and the Borrower shall be deemed to have consented to an assignment unless it shall have objected thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof), and (b) except in the case of an assignment of (i) any Revolving Credit Commitment to an assignee that is a Lender with a Revolving Credit Commitment immediately prior to giving effect to such assignment or (ii) any undrawn Term Credit Commitment to assignee that is a Lender with a Term Credit Commitment immediately prior to giving effect to such assignment, the Administrative Agent must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed); (c) the Borrower’s consent shall not be required with respect to any

- 109 -	HEXO Credit Agreement

assignment made at any time after the occurrence and during the continuance of an Event of Default, (d) except in the case of an assignment to a Lender or a Lender Affiliate or an Approved Fund of any Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Assumption relating to such assignment is delivered to the Administrative Agent) shall not be less than Cdn.$1,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing and the amount held by each Lender after each such assignment shall not be less than Cdn.$1,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing, (e) each partial assignment in respect of a Commitment and the related Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement in respect of such Commitment and the related Loans, (f) the parties to each assignment shall execute and deliver to the Administrative Agent (x) an Assignment and Assumption, Assumption or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to a Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, together with (except in the case of an assignment to a Lender or a Lender Affiliate or an Approved Fund of any Lender) a processing and recordation fee of Cdn.$5,000, payable by the assigning Lender, (g) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, and (h) no assignment may be made to any Credit Party, any Affiliate of a Credit Party, or a Defaulting Lender. The Administrative Agent shall provide the Borrower and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to Section 9.4(4), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, and 2.15 and 9.3 but no other provisions). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(5).

(3) Register. The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Bank, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, the Issuing Bank and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(4) Acceptance and Recording of Assignments. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.4(2) and any written consent to such assignment required by Section 9.4(2), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.4(4).

- 110 -	HEXO Credit Agreement

(5) Participations. Any Lender may, without notice to the Borrower or the consent of the Borrower, the Administrative Agent, the Issuing Bank or the Swingline Lender, sell participations to one or more Persons (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans owing to it); provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (c) the Borrower, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that (d) such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender shall not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(2) that affects such Participant, and (e) the Participant shall agree in favour of the Borrower (with privity of contract) to maintain the confidentiality of Information (as defined in Section 9.16) on terms and conditions substantively similar to those contained in Section 9.16. Subject to Section 9.4(6), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.13, 2.14, 2.15 and 9.3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.4(2). To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 9.11 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.16(4) as though it were a Lender.

(6) Rights of Participant. A Participant shall not be entitled to receive any greater payment under Sections 2.13, 2.14, 2.15 and 9.3 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(7) Lender Pledge of Security. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and Section 9.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(8) Borrower’s Obligations. Any assignment or grant of a participation pursuant to Section 9.4 shall constitute neither a repayment by the Borrower to the assigning or granting Lender of any Loan included therein, nor a new advance of any such Loan to the Borrower by such Lender or by the assignee or Participant, as the case may be. The parties acknowledge that the Borrower’s obligations hereunder with respect to any such Loans shall continue and shall not constitute new obligations as a result of such assignment or participation.

9.5	Anti-Money Laundering Legislation.

(1) Information. The Borrower acknowledges that, pursuant to AML Legislation, the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

- 111 -	HEXO Credit Agreement

(2) Role of Agent. If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent:

(a)

shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(b)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

9.6	Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

9.7	Survival.

All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in

- 112 -	HEXO Credit Agreement

full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. Sections 2.13, 2.14, 2.15, 9.3 and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

9.8	Counterparts.

(1) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed or other electronic form and the parties adopt any signatures received by a receiving fax machine or via e-mail as original signatures of the parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed or e-mailed.

(2) Delivery of an executed counterpart of a signature page of this Agreement by telecopy, emailed pdf. or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law; provided that nothing herein shall require the Administrative Agent to accept electronic signatures in any form or format without its prior written consent.

9.9	Entire Agreement.

This Agreement (together with the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent), constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement or in such other applicable agreements.

9.10	Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.11	Right of Set Off.

If an Event of Default shall have occurred and be continuing, each Secured Party is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Secured Party to or for the credit or the account of any Credit Party against any of and all of the obligations of the Credit Parties now or hereafter existing under the Loan

- 113 -	HEXO Credit Agreement

Documents held by such Secured Party, irrespective of whether or not such Secured Party shall have made any demand under any Loan Document and although such obligations may be unmatured and regardless of the currency of the deposit; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Bank, and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The applicable Lender shall notify the Borrower and the Administrative Agent of such set-off or application, provided that any failure to give or any delay in giving such notice shall not affect the validity of any such set-off or application under this Section 9.11. The rights of each Secured Party under this Section 9.11 are in addition to other rights and remedies (including other rights of set off) which such Secured Party may have.

9.12	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in that Province and shall be treated, in all respects, as an Ontario contract.

9.13	Attornment.

Each party hereto agrees (a) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court, (b) that it irrevocably waives any right to, and shall not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens, and (c) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from an Ontario court as contemplated by this Section 9.13.

9.14	Service of Process.

Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Law.

9.15	WAIVER OF JURY TRIAL.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

- 114 -	HEXO Credit Agreement

9.16	Confidentiality; Press Releases and Public Announcements.

Each of the Administrative Agent, the Issuing Bank and each Lender shall maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their Affiliates, Lender Affiliates (in the case of a Lender) directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any rating agency, credit bureau, regulatory authority or other Governmental Authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (f) subject to an agreement in favour of the Borrower (with privity of contract) containing provisions substantially the same as those of this Section 9.16, to (i) any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any Hedge Arrangement relating to the Borrower and its obligations, (g) to their auditors in connection with any audit, (h) with the consent of the Borrower, or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 9.16, or (ii) becomes available to the Administrative Agent, the Issuing Bank, or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section 9.16, “Information” means all information received from any Group Party relating to any Group Party, any of their subsidiaries or Affiliates, or their respective business, other than any such information that is available to the Administrative Agent, the Issuing Bank, the Co-Lead Arrangers, or any Lender on a non-confidential basis prior to disclosure by such Group Party; provided that, in the case of information received from a Group Party after the date hereof, such information is identified as confidential in writing at the time of delivery. Any Person required to maintain the confidentiality of Information as provided in this Section 9.16 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Notwithstanding the foregoing, the Borrower agrees that it will not issue any press release or make any other kind of public announcement, or consent to the issuance of any press release or the making of any other kind of public announcement, regarding this Agreement and the terms contained herein unless the text of any such release or announcement, and the time and manner in which such release or announcement is made, has been approved by the Administrative Agent and the Syndication Agent, except to the extent required by applicable Law (in which case the Borrower shall make all commercially reasonable efforts to provide advance notice of such release or announcement to the Administrative Agent and the Syndication Agent and consult with the Administrative Agent as to the content thereof). The Borrower authorizes the Administrative Agent and the Syndication Agent, following the initial advance hereunder and at the Lender’s expense, to announce and use for marketing purposes the establishment of the Commitments, provided that the Borrower shall be provided an opportunity to review and approve the announcement before it is made. Blake, Cassels & Graydon LLP may inform league table services, such as Thomson Reuters and Bloomberg, and make mention in its promotional publications and the media generally of its representation of the Lender with respect to the Transactions.

9.17	Application under the CCAA.

The Borrower acknowledges that its business and financial relationships with the Administrative Agent and Lenders are unique from its relationship with any other of its creditors. The Borrower shall not file any plan of arrangement under the Companies’ Creditors Arrangement Act (the “CCAA Plan”) which provides for, or would permit, directly or indirectly, the Administrative Agent or the Lenders to be classified in the same class with any other creditor of the Credit Parties for purposes of such CCAA Plan.

- 115 -	HEXO Credit Agreement

9.18	No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provisions of this Agreement.

9.19	Release of Security.

Upon the written request of, and at the expense of, the Borrower, the Administrative Agent will release and discharge the Liens constituted by the Security Documents to the extent necessary to enable a Credit Party to complete any disposition which is not prohibited by this Agreement or the other Loan Documents.

9.20	Paramountcy.

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Loan Document then, notwithstanding anything contained in such other Loan Document, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency and the provisions of such other Loan Document shall be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency, it being understood that the purpose of the other Loan Documents is to add to, and not detract from, the rights granted to the Administrative Agent (for its own benefit and the benefit of the other Secured Parties) under this Agreement. If any act or omission of any or all Credit Parties is expressly permitted under this Agreement but is expressly prohibited under any other Loan Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under any other Loan Document, but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under any other Loan Document but this Agreement does not expressly relieve any or all Credit Parties from such performance, such circumstance shall not constitute a conflict or inconsistency between the applicable provisions of such other Loan Document and the provisions of the Credit Agreement.

9.21	Excluded Swap Obligations.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, any Excluded Swap Obligations of a Guarantor shall be excluded from:

(a)

the definition of “Secured Liabilities” in any Loan Document as it pertains to such Guarantor, and no Lien granted by a such Guarantor under any Loan Document shall secure any Excluded Swap Obligations; and

(b)

the definition of “Debtor Liabilities” in the Borrower Guarantee as it pertains to such Guarantor, and no Excluded Swap Obligations shall be guaranteed or indemnified by such Guarantor under any Loan Document.

9.22	No Advisory or Fiduciary Responsibility.

(1) The Borrower acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that no Lender will have any obligations hereunder except those obligations expressly set forth herein and in the other Loan Documents and each Lender is acting solely in the capacity of an arm’s length contractual counterparty to the Borrower with respect to the Loan Documents and the transaction contemplated therein and not as a financial advisor or a fiduciary to, or an agent of, the Borrower or any

- 116 -	HEXO Credit Agreement

other person. The Borrower agrees that it will not assert any claim against any Lender based on an alleged breach of fiduciary duty by such Lender in connection with this Agreement and the transactions contemplated hereby. Additionally, the Borrower acknowledges and agrees that no Lender is advising the Borrower as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction. The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Lenders shall have no responsibility or liability to the Borrower with respect thereto.

(2) The Borrower further acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that each Lender is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, any Lender may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Borrower, its Subsidiaries and other companies with which the Borrower or any of its Subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by any Lender or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

(3) In addition, the Borrower acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that each Lender and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Borrower or any of its Subsidiaries may have conflicting interests regarding the transactions described herein and otherwise. No Lender will use confidential information obtained from the Borrower by virtue of the transactions contemplated by the Loan Documents or its other relationships with the Borrower in connection with the performance by such Lender of services for other companies, and no Lender will furnish any such information to other companies. The Borrower also acknowledges that no Lender has any obligation to use in connection with the transactions contemplated by the Loan Documents, or to furnish to the Borrower or any of its Subsidiaries, confidential information obtained from other companies.

9.23	LIMITATION OF LIABILITY.

NO CLAIM MAY BE MADE BY ANY CREDIT PARTY, ANY SECURED PARTY OR ANY OTHER PERSON AGAINST ANY INDEMNITEE ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES (AS OPPOSED TO DIRECT OR ACTUAL DAMAGES) ARISING OUT OF, IN CONNECTION WITH, OR AS RESULT OF, ANY LOAN DOCUMENT, THE TRANSACTIONS, OR ANY ACT, OMISSION OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH CREDIT PARTY AND SECURED PARTY HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL SUCH CLAIMS, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOUR.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

[signatures on the next following pages]

- 117 -	HEXO Credit Agreement

HEXO CORP., as Borrower

By:	“Ed Chaplin”
Name: Ed Chaplin
Title: CFO

By:	“Sébastien St-Louis”
Name: Sébastien St-Louis
Title: CEO

Signature Page	- S1 -	Credit Agreement HEXO Corp.

CANADIAN IMPERIAL BANK OF COMMERCE as Administrative Agent, Lender and Issuing Bank

By:	“James Day”
Name: James Day
Title: Authorized Signatory

By:	“Ben Fallico”
Name: Ben Fallico
Title: Authorized Signatory

Signature Page	- S2 -	HEXO Credit Agreement

BANK OF MONTREAL, as Lender

By:	“Kyle Redford”
Name: Kyle Redford
Title: Director

By:	“Chris Quart”
Name: Chris Quart
Title: Director

Signature Page	- S3 -	HEXO Credit Agreement

EXHIBIT A

FORM OF

ADDITIONAL COMMITMENT AGREEMENT

Canadian Imperial Bank of Commerce

Capital Markets, Wealth Management Operations

595 Bay Street, CPS-5th Floor

Toronto, Ontario M5G 2C2

Attention:     Global Agent Administration Services

Ladies and Gentlemen:

Reference is made to the credit agreement dated as of February 14, 2019 (as amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among HEXO Corp., as borrower (the “Borrower”), the financial institutions from time to time party thereto, as lenders (the “Lenders”), Canadian Imperial Bank of Commerce, as administrative agent, co-lead arranger and sole bookrunner (in its capacity as administrative agent, the “Administrative Agent”), Bank of Montreal, as syndication agent and co-lead arranger and Canadian Imperial Bank of Commerce, as issuing bank.

1. Each of the undersigned financial institutions (each, an “Additional Lender”) hereby severally agrees to provide the Additional Commitment set forth opposite its name on Annex I (for each such Additional Lender, its “Additional Commitment”). Each Additional Commitment provided pursuant to this letter agreement (this “Agreement”) shall be subject to all of the terms and conditions set forth in the Credit Agreement, including, without limitation, Section 2.1(3) thereof. Each Additional Lender agrees that, from and after the Effective Date (as defined below), such Additional Lender shall be obligated to make Loans under the Term Credit upon the terms, and subject to the conditions, set forth in the Credit Agreement and in this Agreement.

2. Each party to this Agreement acknowledges and agrees that (i) the Additional Commitments provided pursuant to this Agreement shall constitute (and serve to increase) the Term Credit Commitments such that further Term Loans become available thereunder upon identical terms and conditions, (ii) with respect to the Additional Commitment provided by any Additional Lender pursuant to this Agreement, such Additional Lender shall receive from the Borrower such up-front, arrangement and/or other fees, if any, as may be separately agreed to in writing by the Borrower, the Administrative Agent and such Additional Lender, all of which fees shall be due and payable to such Additional Lender on the terms and conditions set forth in each such separate agreement, and (iii) from and after the Effective Date, each Additional Lender shall be a Term Credit Lender under and as defined in the Credit Agreement for the purposes of the Credit Agreement and for all of the Loan Documents and shall be bound by the terms, conditions and covenants and shall be entitled to the benefits thereof as if it were an original Term Credit Lender and signatory with a Term Credit Commitment equal to such Additional Lender’s Additional Commitment (plus, if such Additional Lender is already a Term Credit Lender, such Term Credit Lender’s Term Credit Commitment immediately prior to giving effect to the increase thereof pursuant to this Agreement).

3. Each Additional Lender, to the extent not already a party to the Credit Agreement as a Lender thereunder, acknowledges and agrees that (i) it is not a Defaulting Lender, (ii) it has received a

Exhibit A – Page 1

copy of the Credit Agreement and the other Loan Documents, (iii) it has, independently and without reliance upon the Administrative Agent or any other Lender and on the basis of such documents and information as it deems appropriate, made its own credit analysis and decision regarding this Agreement and the Credit Agreement, and (iv) except for documents referred to in the preceding clause (ii) (which it has already received) the Administrative Agent shall not have any duty to provide such Additional Lender with any credit or other information concerning the affairs, financial condition or business of the Borrower or any third party, except as specified in the Credit Agreement.

4. The Borrower acknowledges and agrees that (i) it shall be liable for all indebtedness, obligations and other liabilities (“Obligations”) with respect to the Additional Commitments provided hereby, including, without limitation, all Loans made pursuant thereto, and (ii) all such Obligations shall be entitled to the benefits of the Security Documents.

5. The Borrower represents and warrants to the Administrative Agent and the Lenders that

(i)

no Default or Event of Default has occurred and is continuing and all of the representations and warranties contained in the Credit Agreement and in the other Loan Documents are true and correct on and as of the Effective Date as though made on and as of the Effective Date (except where made only as of an earlier date or as disclosed to and accepted by the Lenders prior to the Effective Date); and

(ii)

the Borrower is in pro forma compliance with the financial covenants contained in Section 5.1(14) of the Credit Agreement (assuming the full incurrence of the new Indebtedness in question) as of the Effective Date.

6. This Agreement shall be effective on the date (the “Effective Date”) on which each of the following conditions has been satisfied:

(i)

payment of all fees required to be paid in connection herewith (including, without limitation, any agreed upon up-front, arrangement and/or other fees, if any, owing to the Additional Lenders and the Administrative Agent (or any affiliate thereof)) or due and owing to the Administrative Agent or the Lenders pursuant to the Credit Agreement;

(ii)

the amount of title insurance in favour of the Administrative Agent with respect to the real property of the Credit Parties shall have been increased by an amount equal to the aggregate Additional Commitments;

(iii)

the Administrative Agent shall have received (A) an executed counterpart of this Agreement duly executed by the Borrower prior to the close of business on the Return Date (as defined below), (B) acknowledgements executed by each Guarantor and Limited Recourse Guarantor, acknowledging that the Additional Commitments contemplated hereby and all Loans to be incurred pursuant thereto shall be entitled to the benefits of the Security Documents on the same basis as the other Borrowings made pursuant to the Credit Agreement, (C) an opinion or opinions dated as of the Effective Date, in form and substance reasonably satisfactory to the Administrative Agent, from counsel to the Borrower, the Guarantors and the Limited Recourse Guarantors, covering such matters set forth in the opinions of counsel delivered to the Administrative Agent on the Closing Date pursuant to Section 4.1(4) of the Credit Agreement, and such other matters

Exhibit A – Page 2

incident to the transactions contemplated hereby as the Administrative Agent may reasonably request, and (D) such other officers’ certificates, board of director resolutions and evidence of good standing as the Administrative Agent shall reasonably request.

7. This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.

8. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

9. This Agreement may be executed in any number of counterparts and delivered by facsimile or pdf formatted attachment to an email and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

10. The Borrower may accept this Agreement by signing in the space provided below and returning an executed counterpart hereof to the Administrative Agent before the close of business on [Date] (the “Return Date”). If the Borrower does not so accept this Agreement by such time, the Additional Commitments set forth in this Agreement shall be deemed cancelled.

11. After the execution and delivery to the Agent of a copy of this Agreement (including by way of counterparts and by facsimile or pdf email transmission) fully executed by the parties hereto, this Agreement may only be changed, modified or varied in accordance with the requirements for the modification of Loan Documents pursuant to Section 9.2(2) of the Credit Agreement. In the event of any conflict between the terms of this Agreement and those of the Credit Agreement, the terms of the Credit Agreement shall control.

[Remainder of this page left intentionally blank.]

Exhibit A – Page 3

Yours truly,

[NAME OF EACH ADDITIONAL LENDER]

By:
Name:
Title:

Exhibit A – Page 4

EXHIBIT B

FORM OF BORROWING BASE REPORT

TO:	Canadian Imperial Bank of Commerce, as administrative agent under the Credit Agreement (the “Administrative Agent”)

AND TO:	The Lenders

Reference is made to the credit agreement dated as of February 14, 2019 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among HEXO Corp., as borrower (the “Borrower”), the financial institutions from time to time party thereto, as lenders (the “Lenders”), Canadian Imperial Bank of Commerce, as administrative agent, co-lead arranger and sole bookrunner (in its capacity as administrative agent, the “Administrative Agent”), Bank of Montreal, as syndication agent and co-lead arranger and Canadian Imperial Bank of Commerce, as issuing bank. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

The undersigned, the [Chief Financial Officer] of the Borrower, in that capacity and not personally, hereby certifies that, as of the date hereof:

(1) the following information is accurate and complete:

Type of Eligible Account	Aggregate Amount
Government Eligible Accounts	(A)

Canadian Eligible Accounts	(B)

Foreign Eligible Accounts	(C)

(2) 85% of Government Eligible Accounts (85% x A) = Cdn.$• (D)

(3) 75% of Canadian Eligible Accounts (75% x B) = Cdn.$• (E)

(4) 65% of Foreign Eligible Accounts (65% x C) = Cdn.$• (F)

(5) aggregate amount of all Priority Payables = Cdn.$• (G)

(6) The Borrowing Base (D + E + F - G) = Cdn.$•

DATED: [MONTH] [DAY], [YEAR]

Name:

Title:	[Chief Financial Officer]

Exhibit B – Page 1

EXHIBIT C

FORM OF BORROWING REQUEST

TO:	Canadian Imperial Bank of Commerce

RE:	Credit Agreement dated as of February 14, 2019 made between, among others, the undersigned (the “Borrower”), you, as Administrative Agent, Co-Lead Arranger and Sole Bookrunner and the lenders from time to time party thereto (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”)

We refer to the Credit constituted by the Credit Agreement and we hereby give you notice that on [DATE] we wish to obtain a [Term Borrowing / Revolving Borrowing] in the aggregate amount of Cdn.$[AMOUNT]. All capitalized terms used and not otherwise defined herein have the meanings given to them in the Credit Agreement.

The Borrowing requested hereby is to take the form of:

☐    a B/A Borrowing

☐    a Canadian Prime Borrowing

Such Borrowing is a [rollover/conversion] of outstanding [Bankers’ Acceptances (including any B/A Equivalent Loans) having Contract Periods ending [DATE]/ Canadian Prime Loans] in an aggregate principal amount of Cdn.$[AMOUNT].

[The Contract Period in respect of the B/A Borrowing requested hereby is [NUMBER] days1.]

We hereby certify, after due and careful investigation, that2:

(a)

each of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on and as of the date hereof except to the extent that (i) any change to the representations and warranties has been disclosed to the Administrative Agent and accepted by the Required Lenders, or (ii) any representation and warranty is stated to be made as of a particular time; and

(b)	on and as of the date hereof, no Default has occurred and is continuing.

DATED: [MONTH] [DAY], [YEAR]

[1]	This sentence is only required in the context of a Borrowing Request for a B/A Borrowing.
[2]	This certification need not be made on conversions or rollovers.

Exhibit C – Page 1

HEXO CORP.

By:
Name:
Title:

By:
Name:
Title:

Exhibit C– Page 2

EXHIBIT D

COMPLIANCE CERTIFICATE

TO:	Canadian Imperial Bank of Commerce, as administrative agent under the Credit Agreement (the “Administrative Agent”)

AND TO:	The Lenders

Reference is made to the credit agreement dated as of February 14, 2019 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among HEXO Corp., as Borrower, Canadian Imperial Bank of Commerce, as administrative agent, co-lead arranger and sole bookrunner, Bank of Montreal, as syndication agent and co-lead arranger, Canadian Imperial Bank of Commerce, as issuing bank and the Lenders now or hereafter parties thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

The undersigned, the [Chief Financial Officer] of the Borrower, in that capacity and not personally, hereby certifies that, as of the date hereof, (a) a review of the consolidated financial statements of the Borrower and the Subsidiaries for the Fiscal Quarter ended [LAST DAY OF FISCAL QUARTER], and of the activities of the Borrower and the Subsidiaries during such Fiscal Quarter has been made under the supervision of the undersigned with a view to determining whether the Borrower and the Subsidiaries have fulfilled all of their obligations under the Credit Agreement and the other Loan Documents, (b) the Borrower and the Subsidiaries have fulfilled their obligations under the Credit Agreement, and (c) as at the end of the Fiscal Quarter ended [LAST DAY OF FISCAL QUARTER], the Borrower was in compliance with each of the financial tests set forth in Article 5 of the Credit Agreement3. The Borrower’s compliance with each of such financial covenants as at the end of such Fiscal Quarter is demonstrated by the figures set out on the financial covenant compliance worksheet attached hereto as Schedule A.

For good and valuable consideration and as general and continuing collateral security for the due payment and performance of its Secured Liabilities, each undersigned Credit Party pledges, mortgages, charges and assigns (by way of security) to the Administrative Agent (for its own benefit and for the benefit of the other Secured Parties), and grants to the Agent (for its own benefit and for the benefit of the other Secured Parties) a security interest in, the Crops of such Credit Party. Such Lien is subject to the exceptions set out in Section 3 of the GSA, the terms of which are incorporated herein mutatis mutandis.4

This Compliance Certificate shall be governed by the laws of Ontario.

DATED: [MONTH] [DAY], [YEAR]

Name:

Title: [Chief Financial Officer]

[3]	Or, if there is non-compliance, specify same.
[4]	This section plus the Credit Party signatures are not required on any Compliance Certificate delivered on the Closing Date or in connection with any Permitted Acquisition.

Exhibit D – Page 1

HEXO CORP.

HEXO OPERATIONS INC.

8980268 CANADA INC.

in each case by an authorized signatory

Exhibit D – Page 2

SCHEDULE A TO COMPLIANCE CERTIFICATE

FINANCIAL COVENANT COMPLIANCE WORKSHEET

RE:	Rolling Period ended [MONTH] [DAY], [YEAR].

A.	TANGIBLE NET WORTH RATIO[5]

Requirement: Maintain Tangible Net Worth Ratio (Total Liabilities/Tangible Net Worth) of not more than 1.50:1.00 at all times during the period from the Closing Date to January 31, 2020 (Section 5.1(14)(a)).

1.	Total Liabilities	[●] (A)

2.	Tangible Net Worth[6]	[●] (B)

	Tangible Net Worth Ratio (Total Liabilities/Tangible Net Worth): Ratio of (A) to (B)	[●]

B.	MINIMUM CASH BALANCE[5]

Requirement: Maintain minimum Cash Balance at a level not less than Cdn.$15,000,000 at all times during the period from the Closing Date to January 31, 2020 (Section 5.1(14)(b)).

1.	Cash Balance	[●]

2.	Minimum Cash Balance required	Cdn.$15,000,000

C.	FIXED CHARGE COVERAGE RATIO[7]

Requirement: Maintain Fixed Charge Coverage Ratio (EBITDA/Fixed Charges) of equal to or more than 1.25:1.00 for each Rolling Period ending after January 31, 2020 (Section 5.1(14)(c)).

1.	EBITDA

(a)	Net Income for the Rolling Period	[●]

(b)	plus, to the extent deducted from Net Income, interest expense, depreciation, depletion and impairment, amortization expense, other non-cash expenses and income tax expenses	[●]

	EBITDA: (a + b)	[●] (A)

[5]	This calculation is only required for the period from the Closing Date to January 31, 2020.
[6]	for the Borrower on a consolidated basis, the excess of total consolidated assets over total consolidated liabilities, as determined in accordance with GAAP on a consistent basis.
[7]	This calculation is only required for the period from January 31, 2020 thereafter.

Schedule A – Page 1

2.	Fixed Charges

(a)	the aggregate amount of all scheduled payments on Indebtedness made on account of principal (or, in the case of Capital Lease Obligations, all scheduled payments)	[●]

(b)	Interest Expense	[●]

(c)	Income Tax Expense	[●]

(d)	aggregate amount of Maintenance Capital Expenditures	[●]

	Fixed Charges: (a + b + c + d)	[●] (B)

Fixed Charge Coverage Ratio (EBITDA/Fixed Charges): Ratio of (A) to (B)

D.	TOTAL LEVERAGE RATIO

Requirement: Maintain a Total Leverage Ratio (Indebtedness of Borrower on a consolidated basis/EBITDA of Borrower on a consolidated basis) of not greater than 3.00:1.00 for each Rolling Period ending after January 31, 2020 (Section 5.1(14)(d)).

1.	Indebtedness	[●] (A)

2.	EBITDA[8]

(a)	Net Income for the Rolling Period	[●]

(b)	plus, to the extent deducted from Net Income, interest expense, depreciation, depletion and impairment, amortization expense, other non-cash expenses and income tax expenses	[●]

	EBITDA: (a + b)	[●] (B)

Total Leverage Ratio (Indebtedness/EBITDA): Ratio of (A) to (B)		[●]

E.	CAPEX AMOUNT

The Capex Amount as [end of Rolling Period / date of the Borrowing in question] is $●

[8]	EBITDA does not include extraordinary gains or losses (including gains or losses on the disposition of assets outside the ordinary course of business).

Schedule A – Page 2

F.	ASSET COVERAGE PERCENTAGE

Credit Party	Gross Assets[9]

[Borrower]	Cdn.$[●]

[Subsidiary]	Cdn.$[●]

[Subsidiary]	Cdn.$[●]

[Subsidiary]	Cdn.$[●]

[Subsidiary]	Cdn.$[●]

Total	Cdn.$[●]

1. Credit Party Gross Assets	Cdn.$[●] (A)

2. Consolidated Gross Assets	Cdn.$[●] (B)

Asset Coverage Percentage

(A)/(B) x 100%:	[●]%

G.	REVENUE COVERAGE PERCENTAGE

Credit Party	Gross Revenue[10]

[Borrower]	Cdn.$[●]

[Subsidiary]	Cdn.$[●]

[Subsidiary]	Cdn.$[●]

[Subsidiary]	Cdn.$[●]

[Subsidiary]	Cdn.$[●]

Total	Cdn.$[●]

1.	Credit Party Gross Revenue	Cdn.$[●] (A)

[9]	Determined on an unconsolidated basis and excluding all intra-Group Party items and Investments in any Group Party.
[10]	Determined on an unconsolidated basis and excluding all intra-Group Party items and Investments in any Group Party.

Schedule A – Page 3

2.	Consolidated Gross Revenue	Cdn.$[●] (B)

Revenue Coverage Percentage

(A)/(B) x 100%:		[●]%

H.	DSRA AMOUNT

1.	Interest payable with respect to the Term Loans outstanding over the next twelve months[11]	Cdn.$[●] (A)

2.	Principal payable with respect to the Term Loans outstanding over the next twelve months	Cdn.$[●] (B)

DSRA Amount

(A) + (B)	[●]

[11]	Determined using the Applicable Margin in effect for B/A’s at such time.

Schedule A – Page 4

EXHIBIT E

FORM OF

ASSIGNMENT AND ASSUMPTION AGREEMENT

This assignment and assumption agreement (the “Assignment and Assumption”) is dated as of the Effective Date set out below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set out in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set out herein in full.

For good and valuable consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (a) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any Letters of Credit and Swingline Loans included in such facilities) and (b) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

[and is an Affiliate/Approved Fund of [identify Lender]12]

3.	Borrower:	HEXO Corp.

4.	Administrative Agent:	Canadian Imperial Bank of Commerce, as the administrative agent under the Credit Agreement

[12]	Select as applicable.

Exhibit E – Page 1

5.	Credit Agreement:	The Credit Agreement dated as of February 14, 2019 among HEXO Corp., the Lenders parties thereto, Canadian Imperial Bank of Commerce, as administrative agent, co-lead arranger and sole bookrunner, Bank of Montreal, as syndication agent and co-lead arranger and Canadian Imperial Bank of Commerce, as issuing bank.

6.	Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/ Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[13]
	$	$	%
	$	$	%
	$	$	%

Effective Date:                , 20     [To be inserted by Administrative Agent and which shall be the effective date of recordation of transfer in the register therefor.]

The terms set out in this Assignment and Assumption are hereby agreed to:

[NAME OF ASSIGNOR]

By:
Name:
Title:

[NAME OF ASSIGNEE]

By:
Name:
Title:

[Consented to and]14 Accepted:

[NAME OF ADMINISTRATIVE AGENT], as Administrative Agent

By:
Name:
Title:

[13]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.
[14]	To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

Exhibit E – Page 2

[Consented to:][15]

[NAME OF RELEVANT PARTY]

By:
Name:
Title:

[15]	To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Lender, Issuing Bank) is required by the terms of the Credit Agreement.

Exhibit E – Page 3

ANNEX 1

CREDIT AGREEMENT

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby, and (iv) [it has closed out and settled all Secured Hedge Arrangements with the Credit Parties such that it shall no longer be a Secured Party]16, and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document. Upon request, the Assignor shall, at the expense of the Administrative Agent (for reimbursement by the Borrower), as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments as the Administrative Agent may reasonably request in order to effect the transfer of the Assigned Interest, including any materials required to discharge the Assignee’s interest in and to the Collateral.

2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.1(1) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (b) agrees that (i) it shall, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it shall perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

3. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Effective Date or accrued subsequent to the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the

[16]	This clause should be included unless the Assignor is effecting only a partial assignment, such that is remains a Lender.

Annex 1 – Page 1

Administrative Agent for the periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

4. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Annex 1 – Page 2

EXHIBIT F

FORM OF SOLVENCY CERTIFICATE

[DATE]

Pursuant to Section 4.1(17) of the credit agreement dated as of February 14, 2019 among HEXO Corp., as borrower, Canadian Imperial Bank of Commerce, as administrative agent, co-lead arranger and sole, Bank of Montreal, as syndication agent and co-lead arranger, Canadian Imperial Bank of Commerce, as issuing bank and the financial institutions party thereto, as lenders (the “Credit Agreement”), the undersigned, solely in the undersigned’s capacity as [chief financial officer][specify other officer with equivalent duties] of the Borrower, hereby certifies, on behalf of Borrower and not in the undersigned’s individual or personal capacity and without personal liability, that, to [his/her] knowledge and based upon (i) facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such facts or circumstances after the date hereof) and (ii) such materials and information as [he/she] has deemed relevant to the determination of the matters set forth in this certificate, as of the Closing Date, after giving effect to the Transactions (including the making of the Loans under the Credit Agreement on the Closing Date and the application of the proceeds thereof):

(a) the fair value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, exceeds their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis;

(b) the present fair saleable value of the property of the Borrower and its Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such debts and other liabilities become absolute and matured;

(c) the Borrower and its Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such liabilities become absolute and matured; and

(d) the Borrower and its Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this Solvency Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The undersigned is familiar with the business and financial position of the Borrower and its Subsidiaries. In reaching the conclusions set forth in this Solvency Certificate, the undersigned has made such investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the business proposed to be conducted by the Borrower and its Subsidiaries after consummation of the Transactions.

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate, solely in the undersigned’s capacity as [chief financial officer][specify other officer with equivalent duties] of the Borrower, on behalf of Borrower and not in the undersigned’s individual or personal capacity and without personal liability, as of the date first stated above.

Exhibit F – Page 1

HEXO CORP., as Borrower

By:
Name:

Title: [Chief Financial Officer][specify other officer with equivalent duties]

Exhibit F – Page 2

SCHEDULE 1.1(A)

INITIAL SECURITY DOCUMENTS

1.	The Borrower Guarantee.

2.	The GSA.

3.

A first-priority (subject to Permitted Liens) deed of hypothec governed by the laws of Quebec, granted by each Credit Party in favour of the Administrative Agent, as hypothecary representative for the present and future Secured Parties, charging the universality of all of each Credit Party’s movable and immovable property, corporeal and incorporeal, present and future, of any nature whatsoever and wheresoever situate, including all Equity Securities in which each Credit Party has any right, title or interest, and any immovable properties owned by each Credit Party.

4.	The LRG Pledge.

5.	Collateral leasehold mortgage in respect of Belleville expansion facility located at 500 College Street, Belleville, Ontario (owned by Belleville Complex Inc. and leased by HEXO Operations).

6.	All stock certificates, instruments and other documents required to be delivered to the Administrative Agent in connection with the Liens granted under item 2.

Schedule 1.1(A) – Page 1

SCHEDULE 2.1

LENDERS AND COMMITMENTS

Revolving Credit Commitments

Lender	Commitment

Canadian Imperial Bank of Commerce	[Redacted: Confidential Information]

Bank of Montreal	[Redacted: Confidential Information]

Term Credit Commitments
Lender	Commitment

Canadian Imperial Bank of Commerce	[Redacted: Confidential Information]

Bank of Montreal	[Redacted: Confidential Information]

Schedule 2.1 – Page 1

SCHEDULE 3.1(3)

GOVERNMENTAL APPROVALS; NO CONFLICTS

None.

Schedule 3.1(3) – Page 1

SCHEDULE 3.1(5)

LITIGATION

None.

Schedule 3.1(5) – Page 1

SCHEDULE 3.1(7)

INVESTMENTS

[Redacted]

Schedule 3.1(7) – Page 1

SCHEDULE 3.1(10)

MATERIAL CONTRACTS

[Redacted]

Schedule 3.1(10) – Page 1

SCHEDULE 3.1(13)

REAL PROPERTY

[Redacted]

*	Indicates Material Leasehold Interest

Schedule 3.1(13) – Page 1

SCHEDULE 3.1(15)

PENSION PLANS

None.

Schedule 3.1(15) – Page 1

SCHEDULE 3.1(16)

CASUALTY EVENTS

None.

Schedule 3.1(16) – Page 1

SCHEDULE 3.1(17)

SUBSIDIARIES

Credit Party	Form of Legal Entity and Jurisdiction of Organization	Issued and Outstanding Equity Securities and Owners	Transaction Status
HEXO Corp.	Corporation – Ontario	208,179,202 common shares – publicly held (listed on TSX and NYSE American)	Borrower

HEXO Operations Inc.	Corporation – Canada	[Redacted]	Guarantor

Coral Health Group Inc.	Corporation – Ontario	[Redacted]	Non-Credit Party Subsidiary

8980268 Canada Inc.	Corporation – Canada	[Redacted]	Guarantor

Schedule 3.1(17) – Page 1

SCHEDULE 3.1(17)

SUBSIDIARIES

(CONT’D)

Schedule 3.1(17) – Page 2

SCHEDULE 3.1(21)

ENVIRONMENTAL MATTERS

None.

Schedule 3.1(21) – Page 1

SCHEDULE 3.1(22)

EMPLOYEE MATTERS

[Redacted]

Schedule 3.1(22) – Page 1

SCHEDULE 3.1(24)

INTELLECTUAL PROPERTY RIGHTS

[Redacted]

Schedule 3.1(24) – Page 1

SCHEDULE 3.1(25)

JOINT VENTURES

[Redacted]

Schedule 3.1(25) – Page 1

SCHEDULE 5.1(10)

POST-CLOSING REQUIREMENTS

[Redacted]

Schedule 6.1(11) – Page 1

SCHEDULE 6.1(11)

RESTRICTIVE AGREEMENTS

None.

Schedule 3.1(25) – Page 2

SCHEDULE 9.1

LENDER AND ISSUING BANK CONTACT INFORMATION

Name of Lender or Issuing Bank	Address	Facsimile No.	E-mail Address

Canadian Imperial Bank of Commerce	Capital Markets, Wealth Management Operations 595 Bay Street, CPS-5th Floor Toronto, Ontario M5G 2C2 Attention: [Redacted: Personal Information]	[Redacted: Personal Information]	[Redacted: Personal Information] [Redacted: Personal Information]

Bank of Montreal	Bank of Montreal Corporate Finance Division 100 KING ST W. – 18TH FL TORONTO, ON M5X 1A1 ATTN: [Redacted: Personal Information]	[Redacted: Personal Information]	[Redacted: Personal Information] [Redacted: Personal Information]

Schedule 9.1 – Page 1